Exhibit 99.12

This is the Report & Accounts and Form 20-F of Cadbury Schweppes public limited company for the year ended 29 December 2002. It contains the annual report and accounts in accordance with UK generally accepted accounting principles and regulations and a reconciliation to US generally accepted accounting principles. Together with the Form 20-F to be filed in April 2003 with the US Securities and Exchange Commission, it incorporates the annual report on Form 20-F for the US Securities and Exchange Commission.

The Annual General Meeting will be held on Thursday, 8 May 2003. The Notice of Meeting, details of the business to be transacted and arrangements for the Meeting are contained in the separate Annual General Meeting booklet sent to all shareholders.

Cadbury Schweppes Report & Accounts and Form 20-F 2002

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Report & Accounts and Form 20-F 2002 Cadbury Schweppes 1

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Description of Business

Introduction

Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) are principally engaged in the manufacture and distribution for sale of branded beverages and confectionery, and related foods, supplied through wholesale and retail outlets of the confectionery, licensed, catering and grocery trades in almost 200 countries throughout the world. The Group is focused on the beverages and confectionery businesses, two closely related consumer markets, and manages an extensive portfolio of brands. In 2002, the Group had net sales from continuing operations of £5,298 million and operating profit from continuing operations before major restructuring costs, goodwill amortisation, operating profit on associates and profits and losses on disposals of £983 million.

Group Strategy

Cadbury Schweppes’ governing objective is growth in shareowner value. In pursuit of this the Group’s strategy is to create robust and sustainable regional positions in its core categories of confectionery and beverages through organic growth, acquisition and disposal.

The progress of the Group in this respect is measured against three targets: to increase underlying earnings per share (as defined on page 77) at constant currencies (before adjusting for exchange rate movements during the year) by at least 10% every year; to generate £300 million of free cash flow every year; and to grow the value of shareowners investment in Cadbury Schweppes as measured by the growth in total shareowner return (“TSR”) which is the appreciation in the capital value of the shares including reinvested dividends.

In 2002, the Group changed its TSR target from an absolute measure of doubling TSR every four years, to a relative measure of top quartile TSR performance against a range of international consumer goods companies over a rolling four year period. The relative measure of TSR growth is considered more appropriate given the significant influence of macro economic and political factors on the performance of the world stock markets and thus Cadbury Schweppes’ share price.

The business process by which the strategy is pursued is Managing for Value (“MFV”). Introduced into the Group in 1997, MFV is an holistic approach to value creation. It includes: setting stretching financial targets; adopting value based management principles in our business processes, both operational and strategic; raising capabilities at all levels of the organisation and aligning management incentive schemes with the interests of shareowners.

Business Segments

During 2002, the Group had six business regions comprising North America Beverages, Europe Beverages, Europe Confectionery, Americas Confectionery, Asia Pacific and Africa, India and Middle East.

In confectionery, the Group has manufacturing facilities in 25 countries and markets a broad range of chocolates, gum and sugar confectionery brands in over 170 countries in the form of bars, blocks, bagged products, packets, rolls, boxed assortments, chocolate eggs and novelties. Products are sold through confectionery outlets, garage forecourts, convenience and grocery stores and kiosks. In its principal markets, products are sold through the Group’s own sales and distribution organisations. The chocolate confectionery market overall has a seasonal bias towards increased sales in the colder months and on special gift occasions such as New Year, Mother’s Day, Easter, Hallowe’en and Christmas.

In beverages, the Group operates both as a manufacturer and as a licensor. It has wholly owned manufacturing operations in 9 countries, the most significant of which are in Australia, Mexico, Spain and the US. It has partnership arrangements in 7 countries of which the most significant are in the US and France. In 21 countries – including the US – the Group acts as a brand licensor, selling concentrate and syrup to independently owned manufacturers (certain of which are affiliated to competitors) to which it also supplies technical and marketing support.

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The Group’s beverage products are sold to the consumer through many different outlets, ranging from grocery stores to garage forecourts and fountain equipment at leisure, food and entertainment venues. Beverages sales are to some extent seasonal, with peaks in the summer months and at festive seasons such as Christmas.

The North America Beverages region comprises Dr Pepper/Seven Up (“DPSU”), Mott’s and Snapple Beverage Group.

The principal products of DPSU are carbonated soft drinks, with the key brands being Dr Pepper and 7 UP (which the Group owns in the US and Puerto Rico only). Other important brands include Schweppes, Canada Dry, A&W, Hawaiian Punch and Squirt. Licensed products include Sunkist, Crystal Light, Country Time and Welch’s.

DPSU operates as a licensor, selling concentrate to independently owned bottling and canning operations, including Dr Pepper/Seven Up Bottling Group (“DPSUBG”), in which the Group has a 40% shareholding. DPSUBG is an independent bottling company operating in Texas, California and 17 other Western and Midwestern states. DPSU provides marketing support and technical manufacturing oversight. The processes and operations of these independently owned bottlers and canners are monitored to ensure high product standards. DPSU enters into licensing agreements with local bottlers. In the normal course of business, changes to these agreements are made to reflect changing business conditions, including the addition or deletion of certain brands.

Mott’s produces Mott’s apple brands, Clamato juices, Hawaiian Punch and a variety of speciality products which are produced for the North American market and for export. Mott’s manufactures, bottles, markets and sells its products, although some sales are made through independent brokers. Products are sold in cans, glass bottles, plastic bottles and aseptic packages.

Snapple Beverage Group is a US premium beverage company whose brands include Snapple, Mistic, Stewart’s, Orangina, Yoo-Hoo and Nantucket Nectars. Snapple is the leading brand in the profitable high growth premium ready-to-drink tea and juice sector of the New Age beverage market. In May 2002, Snapple strengthened its portfolio by acquiring the Nantucket Allserve business, which produces premium high juice and fresh juice drinks.

Europe Beverages’ key markets are Spain, France and Mexico. In 2002, the Group acquired Squirt, a leading grapefruit carbonated soft drink brand in Mexico, and gained full control of the Apollinaris & Schweppes business in Germany. Principal products comprise carbonated soft drinks, mineral waters and still drinks, with key brands including Schweppes, Orangina, Oasis, Gini, Pampryl, Penafiel, Trinaranjus, La Casera, Squirt, Apollinaris, Heppinger and Big Apple. This region has bottling and partnership operations and licenses its brands in other countries.

The Europe Confectionery region includes all the Group’s interests in this market including Russia. The UK is the Group’s single largest confectionery market in Europe where it sells brands under the Cadbury, Trebor, Bassett’s, Fry’s, Maynards, Sharps, Barratt and Butterkist names. Products include Cadbury’s Dairy Milk, TimeOut, Picnic, Roses, Heroes, Cadbury’s Eclairs, Trebor Softmints, Bassett’s Liquorice Allsorts and Bassett’s Jelly Babies.

The Group’s key confectionery brands in Continental Europe include Poulain, Hollywood and La Pie Qui Chante in France, Cadbury and Wedel in Poland, Dulciora in Spain, Stimorol and V6 in Denmark and Cadbury and Dirol in Russia. Within Continental Europe, France is the biggest operating unit and, in 2002, the Group acquired Dandy in Denmark. The Group also operates in Germany, the Netherlands, and Portugal.

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Description of Business

Business Segments continued

In Americas Confectionery, the Group’s Cadbury, Peter Paul and York brands are sold under license in the US. The Group operates its confectionery businesses in Canada, Argentina and Mexico. Key brands sold in the Americas include Cadbury, Fry’s, Allan, Fuzzy Peach, Sour Patch Kids, Sharps, Stani, Beldent, Bazooka, Mantecol and Pascall.

The Asia Pacific region includes confectionery businesses in Australia, New Zealand, Malaysia, Indonesia and China and a beverage business in Australia, Schweppes Cottee’s. In confectionery, in addition to selling Cadbury branded products, the Group also sells products under the MacRobertson and Red Tulip brands in the Australian market, and under the Sportlife brand in the Chinese market. In the Australian beverages market the Group sells products under the Schweppes, Solo, Sunkist, Spring Valley and Wave brand names. Schweppes Cottee’s also has a license to distribute certain of PepsiCo’s brands including Pepsi, 7 UP, Mountain Dew and Gatorade.

In the Africa, India and Middle East region, the Group’s main activity is focused on confectionery businesses. In 2002, the Group acquired a majority interest in Kent in Turkey whose principal sugar brands are Olips and Jelibon and whose principal gum brands are Relax and Turbo. In 2002, the Group also acquired the majority of the outstanding minority interest in Cadbury India Ltd taking our holding to over 94% of the company. In addition to Cadbury branded products, the Group also sells products under the Bim Bim brand in Egypt. In South Africa, the Group also has a foods and beverage business – Bromor Foods.

Group Development

The Group has developed its business both through organic growth of existing brands and products and through acquisitions, investments and contractual arrangements with other parties which have strengthened its operations and its portfolio of brands.

Between 1998 and 2002, the Group spent a total of £3.0 billion on acquisitions and £931 million on capital expenditure. These activities included a number of significant acquisitions and investments to expand existing brands in the Group’s historical markets as well as new markets such as Poland and Turkey. The most significant investment was the acquisition of the Snapple Beverage Group in 2000 for US$1,450 million (£1,067 million). During this period, the Group increased turnover from continuing operations to £5,298 million in 2002 from £3,999 million in 1998 and increased operating profit before major restructuring costs, goodwill amortisation, operating profit from associates and exceptional items to £983 million in 2002 from £616 million in 1998. The 1998 turnover has not been restated in line with 2002 (see note 1 to the financial statements for further details).

In December 2002, the Group announced the acquisition of Adams, subject to regulatory and shareholder approval, for $4.2 billion. The acquisition is expected to complete by the end of the first quarter of 2003.

In February 2003, the Group’s six business regions mentioned above were reduced to five: Americas Beverages (including DPSU, Mott’s, Snapple and Mexico Beverages); Americas Confectionery (including the existing Americas Confectionery operations); EMEA Confectionery (combining confectionery operations in Europe, the Middle East and Africa); Europe Beverages (including businesses in Continental Europe); and Asia Pacific (including the existing Asia Pacific operations and India and Pakistan). On completion, the Adams businesses will be folded into the new regional structure with the bulk of the operations being included in the Americas Confectionery region.

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2002

In December the Group announced that it had agreed, subject to regulatory and shareholder approval, to buy the Adams confectionery business from Pfizer Inc. for US$4.2 billion (£2.7 billion). Adams is a branded global confectionery manufacturer which had a 3.3% share of the total global retail confectionery market during 2001 and, within this, 19.3% of the retail market for functional confectionery.

In November, the Group acquired Brau und Brunnen’s 72% interest in the Apollinaris & Schweppes joint venture in Germany for €180 million (£115 million), including €25 million of sales tax. The transaction gives the Group 100% control of Apollinaris & Schweppes.

In September, the Group acquired 100% of the branded chewing gum business of Dandy A/S from the Bagger-Sørensen family in Denmark for £222 million. Dandy is the fourth largest chewing gum manufacturer in the world.

In May, the Group’s US subsidiary, Snapple Beverage Group, acquired Nantucket Allserve, Inc from Ocean Spray Cranberries, Inc and its minority shareholders for an undisclosed sum.

In May, the Group acquired a majority interest in Kent, Turkey’s leading sugar confectionery manufacturer, together with a majority equity interest in its distribution arm, Birlik, for £70 million (US$95 million).

In February, the Group announced that its open offer to acquire the outstanding 49% minority in Cadbury India Ltd had closed. At a price of 500 Rupees per share, the offer valued the minority shares at 8,749 million Rupees (£128 million). Approximately 16 million shares were tendered in the open offer for a total consideration of £111 million, taking Cadbury Schweppes’ holding above 94% of the paid-up capital of Cadbury India Ltd.

In February, the Group acquired Squirt, the eighth largest carbonated soft drinks brand in Mexico, from Refremex AG for an undisclosed sum. The Squirt brand had concentrate sales of US$23 million (£16 million) in 2001.

2001

In October, the Group completed the acquisition of Pernod Ricard’s soft drinks brands and businesses in Continental Europe, North America and Australia for €720 million (£445 million). The transaction included the Orangina, Pampryl, Champomy and Yoo-Hoo brands and associated businesses. Under a separate agreement, Pernod Ricard also has an option to sell its soft drinks businesses in all other countries to Cadbury Schweppes at a future date for a separate consideration, not expected to exceed €35 million (£22 million).

In September, the Group announced that it had completed the acquisition of the ReaLemon and ReaLime brands in North America for US$128 million (£88 million). The transaction includes a manufacturing facility in Waterloo, New York, inventory and the global rights to the trademarks.

In July, the Group acquired La Casera, Spain’s third largest soft drinks manufacturer for a consideration of €104 million (£65 million). The combination of La Casera with Schweppes Spain gives Cadbury Schweppes No.2 overall position in the Spanish carbonated soft drinks market, up from 6% to 15% market share.

In July, the Group completed the disposal of the Royal Crown (RC) Cola International business and RC Cola’s private label concentrate supply for US$98 million (£68 million).

In January, the Group completed the acquisition of the confectionery brand, Mantecol, in Argentina, for US$23 million (£16 million). The acquisition strengthens the portfolio of Cadbury Stani, Cadbury Schweppes’ existing business in Argentina, giving it three of the top ten selling Argentine confectionery brands by sales value.

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Description of Business

2001 continued

In January, the Group completed the acquisition of the Spring Valley and Wave flavoured milk brands in Australia for AUD31 million (£11 million) in cash and assumed leasing liabilities with a value of AUD15 million (£6 million).

In January, the Group completed the acquisition of Slush Puppie Corporation for US$18 million (£12 million). Slush Puppie manufactures frozen, non-carbonated beverages.

2000

In December, the Group completed the acquisition of the minority interest in Cadbury Schweppes (South Africa) Ltd for ZAR1,581 million (£143 million). The Group now owns 100% of its confectionery and foods business in South Africa.

In November, the Group acquired Wuxi Leaf Confectionery Co. Ltd, a company which markets and manufactures sugar-free and low sugar chewing gum in China, primarily under the Sportlife and Poli brands. The value of the assets acquired was £2 million.

In October, the Group completed the acquisition of Snapple Beverage Group for an enterprise value of US$1,450 million (£1,067 million). A premium beverage company, Snapple Beverage Group’s brands include Snapple, Mistic and Stewart’s.

In September, the Group completed the acquisition of the Australian bottling operations of Lion Nathan.

In August, the Group completed the acquisition of the Hollywood chewing gum and candy business in France. The business comprises the Hollywood, Malabar and Tonigum chewing gum brands and Krema, Kiss Cool and La Vosgienne pocket and bagged candy brands, together with relevant manufacturing capability and distribution and gives the Group leadership in the overall French confectionery market.

In August, the Group announced that DPSUBG, its US associate, had acquired the southern Texas bottler, Grant-Lydick Beverages Company, which manufactures and distributes carbonated soft drinks in a number of southern cities in the US.

In July, the Group completed the acquisition of the Mauna La’i brand from Mauna La’i Tropicals, Ltd. The business was integrated with Mott’s.

Competition

The soft drinks and confectionery industries are highly competitive and the Group’s brands compete with many other multi-national, national and regional companies and private label suppliers in various markets. The Group competes actively in terms of quality, taste and price of its products and seeks to develop and enhance brand recognition through the introduction of new products, new packaging, extensive advertising and promotional programmes.

The soft drinks industry includes a number of brand owners which act as licensors of branded products. Through DPSU in the US, Europe Beverages, primarily based in Continental Europe, and Schweppes Cottee’s in Australia, the Group is the third largest carbonated soft drinks company worldwide by sales volume.

The Group believes that it ranks among the four largest confectionery companies in the world by sales value. The chocolate confectionery market is primarily a branded market. By contrast, the sugar confectionery market is significantly more fragmented, with a greater presence of local and regional brands and private label products.

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Trademarks and Brands

The Group has registered trademarks throughout the world and is the owner of numerous licences, patents, designs, domain names and trade secrets, as well as substantial know-how and technology which relate to its products and the processes for their production, the packaging used for its products together with associated marketing materials and the design and operation of various processes and equipment used in its businesses.

An amount of £2,656 million has been included in the Group’s balance sheet at 29 December 2002 to reflect the cost of brands acquired since 1985. While the Group does not charge annual amortisation of this cost in its UK GAAP accounts (or for US GAAP purposes from 2002 onwards), in the event of any diminution in value, an appropriate charge would be made against income. For further information on our policy regarding the amortisation of the cost of brands see page 26.

Employees

The average number of employees of the Group analysed by region is summarised in the table below.

Number of Employees

	2002	2001	2000

North America Beverages	3,788	3,254	2,309
Europe Beverages	6,195	5,078	4,841
Europe Confectionery	13,287	12,242	12,399
Americas Confectionery	3,268	3,243	3,134
Asia Pacific	7,444	6,650	5,690
Africa, India and Middle East	8,108	7,295	7,493
Central and Other	758	727	594

Total	42,848	38,489	36,460

The average number of persons employed by the Group, in the Company and its subsidiaries in the UK, was 6,838 (2001: 6,521) and the aggregate gross remuneration including bonuses of such persons was £229 million (2001: £196 million).

Learning and Development

Learning and development in Cadbury Schweppes are focused on the delivery of strategy with a strong emphasis on business results and growth. The Group continues to invest in its programmes in support of the Managing for Value principles. All senior executives and over 25% of our total management population have completed a programme aimed at building strategic capabilities and delivering profitable growth. This programme continues to be rolled out into broader management. In 2001 the Group launched an ambitious initiative to establish a corporate academy to achieve and sustain world class standards of sales and marketing execution in support of its plans to grow top line value. 2002 saw the launch of the first two key programmes in this initiative – a master class for the most senior commercial leaders and a programme building consumer insight and understanding which was launched around the globe. 2002 also saw a leadership programme designed to unlock good growth through insight, innovation and great leadership, which was attended by every management board. In support of the Group’s global initiatives, there are comprehensive local programmes in place to meet the learning and development needs of the business units and their employees.

Another key initiative was the instalment of the Group’s core purpose and values which has given the opportunity to stress the importance of our Group brands whilst continuing to maintain the highest standards of business ethics and integrity. In 2002 the whole management population made individual commitments to uphold our statement of business principles.

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Description of Business

Employee Involvement

The Group’s ability to achieve its commercial objectives and to meet the needs of its customers in a profitable and competitive manner depends on the contribution of employees throughout the Group. Employees are encouraged to develop their contribution to the business both in the context of their particular job roles and in other activities. In many areas ongoing programmes, focusing on quality and customer service, provide an opportunity for all employees to be involved in making improvements as does the Group’s global programme designed to sharpen organisational culture. Financial participation is further encouraged through a variety of share plans which provide employees with a direct stake in the growth and prosperity of the business. In addition, the Group communicates with its employees about its activities through a variety of channels.

The Group has created two European-wide employee involvement processes to develop appropriate procedures and approaches to the issue of European employee communications, building on existing local communications and consultative processes.

The Group, through its subsidiaries, has entered into numerous collective bargaining agreements and the Group’s management has no reason to believe that the Group would not be able to renegotiate any such agreements on satisfactory terms. The Group believes that its relations with its employees are generally good.

Equal Employment Opportunities and Diversity

We value diversity in our workforce and know that variety in our people makes for a richer, more vibrant company culture. Our Group-wide Equal Employment Opportunities & Diversity Policy emphasises our commitment to attract, empower and promote a diverse and talented workforce. It covers race, colour, ethnic or national origin, gender, sexual orientation, age, religion, marital status and disability.

We have clear procedures to promote and monitor diversity. The Board receives regular reports on progress, and best practice is shared across the Group. Individual business units use workshops, training, induction courses and, in some cases, Diversity Committees to ensure they celebrate diversity and foster an inclusive employment environment.

Disabled Persons

The Group employs a number of people who are disabled, not all of whom are formally registered disabled persons in UK terms. If any employee becomes disabled it is standard practice, in all but the most extreme circumstances, to offer an alternative job and provide retraining where necessary.

Pensions

Companies across the Group reflect local good practice in the provisions which they make for retirement. In the UK, half of the trustees administering the Company scheme are elected by the employee representatives on the Pensions Consultative Committee who are drawn from the UK businesses. The other trustees are appointed by the Company.

Further details on Group pension arrangements are provided in Note 18 to the Financial Statements.

Properties

As of 29 December 2002 the Group had a total of 98 manufacturing plants and bottling facilities, of which 11 were located in the UK, 19 in the Americas, 33 in Continental Europe, 20 in Australia and the Pacific Rim and 15 in other countries. Of these, 62 are engaged in the manufacture of confectionery products and 36 are engaged in the manufacture and bottling of beverage products. All the above facilities are owned by the Group, except for 3 in the Americas, 4 in Continental Europe, 6 in Australia and the Pacific Rim and 5 in other countries, which are leased.

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All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. The Group has a continuing programme of improvements and replacements to property when considered appropriate, to meet the needs of the individual operations.

The table below details the material properties of the Group. All are manufacturing facilities and are owned by the Group except where indicated after the location:

Material Properties

Area in thousands square feet (approximately)

Bournville, Birmingham, UK (partly leasehold)	1,766
Keynsham Road, Somerdale, Bristol, UK	999
Claremont, Tasmania 7011, Australia	617
Ringwood, Victoria 3134, Australia	610
Williamson, New York 14589, US	602
Coolock, Dublin 5, Ireland	488
Overland, St Louis County, Missouri, US	397
Chirk, Wrexham, UK	261
Emilio Donat, 50, Carcagente (Valencia), Spain	245
Marlbrook, Near Leominster, Herefordshire, UK	132
Rathmore, County Kerry, Ireland	107

Research and Development

The Group engages in research and development (“R&D”) activities relating to the introduction and improvement of products, packages and manufacturing processes.

The business is supported by high quality technical facilities for R&D led by Group establishments based at Reading, UK, and Trumbull, Connecticut, USA. Reading Scientific Services Ltd provides research and analytical services to the Group and external customers. The Cadbury Schweppes Beverage Innovation Centre at Trumbull supports the Group’s beverages operations in North America and Europe. In addition, a number of smaller R&D establishments around the world provide support to local business units.

The Group’s R&D activities include the rigorous assessment of the safety of products and ingredients, and the development of improved tastes and textures that meet or exceed consumer expectations.

The Group spent £32 million in 2002, £29 million in 2001 and £25 million in 2000 on research and development.

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Description of Business

Environment

The Cadbury Schweppes Environmental Programme occupies a key position in the Group’s business agenda. Environmental objectives were established in 1992 and, in 1993, the Board of Directors adopted a Corporate Environmental Policy which was revised and re-issued in 2000 to provide further emphasis on working with supply chain partners to improve collective environmental performance, to protect the ecosystems that provide the Group’s raw materials, and to minimise the impacts from transportation. The Group has also developed a Guide to Environmental Management to address the Group’s policies and key commitments and to provide a framework for implementing these throughout the Group.

The Group continues to invest in systems, processes and facilities so that performance is measured and continually improved against commitments in the key areas of air emissions; water, energy and materials conservation; wastewater treatment; solid waste and packaging management; and soil and groundwater protection. Environmental responsibility remains integral to the way the Group runs its business, and the strength of the programme is measured in the delivery of performance targets in the Group’s operations.

Customers and Suppliers

No single customer or supplier accounts for more than 10% of either the Group’s net sales or purchases, respectively.

Raw Materials

The most significant raw material used in the production of the Group’s chocolate confectionery products is cocoa beans. These are imported from West Africa and the Far East. West Africa accounts for over 60% of world production. The Group attempts to minimise the effect of volatile cocoa bean price fluctuations by the forward purchasing of quantities of cocoa beans and cocoa butter in order to meet its planned future requirements.

One of the principal raw materials used by the Group in its soft drinks and confectionery products is sugar. The Group purchases most of its sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties, with only a relatively small proportion purchased at fluctuating volatile world prices. The Group has not experienced and does not anticipate difficulty in obtaining adequate supplies of sugar for its operations with sourcing available from numerous refiners. Another raw material used is aspartame, a sweetening agent used in diet soft drinks products. Aspartame is available from several sources.

Other raw materials purchased in substantial quantities by the Group for its confectionery business which may fluctuate in price include milk and various types of nuts and fruit. In the case of milk, alternative sources are available. While California and Turkey are the preferred sources for certain nuts and fruit, alternative supplies are available from South Africa, Australia and Italy. For further information on raw materials and the risks associated with purchasing commodities see pages 34 and 141.

Ethical Trading and Human Rights

As the Company grows its business in an increasingly global economy, it remains committed to meeting the highest international standards. The Corporate and Social Responsibility Committee, established in 2000, oversees processes for ethical trading and human rights as well as environmental and community investment programmes, employment standards and corporate governance.

The Chief Executive Officer’s Statement of Intent for Health and Safety now forms the basis of the Group’s safety management systems. Under the Group Risk and Safety Programme (GRASP), a self-audit process has been developed to assess each business unit and this is supported by a comprehensive set of guidelines to assist local managers.

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Government Regulations

The production, distribution and sale of many of the Group’s products are subject to governmental regulation regarding the production, sale, safety, labelling and ingredients of such products in the various countries and governmental regions in which the Group operates. In addition, the manufacture of many of the Group’s products in various markets is subject to governmental regulation relating to the discharge of materials into the environment, and also to the reclamation and re-cycling of packaging waste. The packaging of the Group’s beverage products in certain markets is subject to governmental regulation encouraging returnable containers. At all times the Group is subject to the employment and health and safety legislation in those countries in which it has operations.

The Group’s operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. A number of countries in which these operations are conducted maintain controls on the repatriation of earnings and capital and restrict the means available to the Group for hedging potential currency fluctuation risks. However, the operations which are affected by such controls are not material to the Group as a whole, and such controls have not significantly affected the international operations of the Group. Certain of the regulatory authorities under whose purview the Group operates may have enforcement powers which could subject the Group to such actions as product recalls, seizure of products and other sanctions. However, the Group believes that it has taken and continues to take measures to comply with applicable laws and governmental regulations in the jurisdictions within which it operates so that the risk of such sanctions does not represent a material threat to the Group.

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Operating and Financial Review

Performance Measurement

The Group has defined three key medium term financial performance targets under the Managing for Value (“MFV”) agenda.

Two of these are measures of the internal results of the Group. The first of these measures is based on earnings per share (“EPS”). The table below isolates the impact of major restructuring costs, goodwill amortisation and profits and losses on disposals on EPS. The result is a 7% increase in underlying EPS. Excluding the impact of exchange rate movements, underlying EPS growth was 11%. This exceeded the Group’s performance target of at least 10% earnings growth for the period 2001 to 2004.

Earnings per share

	2002 pence	2001 pence	% increase

Basic EPS	27.4	27.0	1
Adjust for:
Goodwill amortisation	3.2	2.3
Profit on disposal of fixed assets, investments and subsidiaries, net of tax and minorities	(0.5)	(1.4)
Major restructuring costs, net of tax	1.9	2.1

Underlying EPS	32.0	30.0	7

Free cash flow was £315 million in 2002 and exceeded the Group’s second performance target of £300 million free cash flow (see table below). Free cash flow is the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust. Although free cash flow was lower than in the previous year, the Group remains strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business. The decrease in the Group’s free cash flow in 2002 compared with 2001 was largely driven by the impact of adverse exchange rate movements and a higher level of capital expenditure. The Group believes that by maintaining controls on working capital levels it will be able to maximise cash delivery.

Free Cash Flow

	2002 £m	2001 £m	2000 £m

Cash flow from operating activities and associates	1,109	1,139	927
Net capital expenditure (a)	(251)	(233)	(101)
Taxation, returns on investments and servicing of finance	(320)	(295)	(222)
Ordinary dividends	(223)	(214)	(203)

	315	397	401

(a) excluding sale or purchase of shares by the Employee Trust	.

The Group’s third target relates to Total Shareholder Return (“TSR”). In 2002 the Group changed the target from an absolute measure of doubling TSR every four years, to a relative measure of top quartile TSR performance against a range of international consumer goods companies over a rolling four year period. The relative measure of TSR growth is considered more appropriate given the significant influence of macro economic and political factors on the performance of the world stock markets and thus Cadbury Schweppes’ share price.

In 2002 the Group’s TSR performance was second quartile relative to the stated peer group, over this rolling four year period. This performance puts Cadbury Schweppes in line with, or above, our closest peers in the international consumer foods group.

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Operating Review

“Operating profit” refers to Group operating profit before major restructuring costs and amortisation of goodwill. This is the measure of profit or loss for each reportable segment used by management, as analysed in the Geographical Analysis on page 74 of the financial statements. “Constant exchange rates” refer to 2001 and 2002 sales or operating profit translated at 2002 average exchange rates.

2002 Compared to 2001 – Overview
An overview of the Group’s results is given in the table below, which highlights the effects of acquisitions and disposals and exchange rates to show turnover and operating profit growth of 3% and 4% respectively from continuing operations. The Group’s operating profit in 2002 was £983 million, a 6% increase over operating profit in 2001 of £930 million. This increase was driven by the solid performance in North America Beverages and strong growth in Europe Confectionery (particularly Cadbury Trebor Bassett), Asia Pacific Confectionery and several emerging markets.

Analysis of Results

	2001 £m	Exchange effects £m	Acquisitions /disposals (a) £m	Organic growth £m	2002 £m

Turnover – Continuing Operations	4,960	(179)	364	153	5,298

Change %		(3)	7	3	7

Operating profit (b)
North America Beverages	541	(23)	9	21	548
Europe Beverages	91	(1)	30	20	140
Europe Confectionery	212	–	3	32	247
Americas Confectionery	44	(5)	–	(19)	20
Asia Pacific	109	1	–	(11)	99
Africa, India and Middle East	34	(6)	6	10	44
Central and Other	(101)	–	–	(14)	(115)

Operating profit (b)	930	(34)	48	39	983

Change %		(3)	5	4	6

Goodwill amortisation	(46)	–	(18)	–	(64)
Major restructuring costs	(53)	–	–	–	(53)

Group operating profit	831	(34)	30	39	866

(a)	Includes full year impact of prior year and current year acquisitions
(b)	From continuing operations and before major restructuring costs and goodwill amortisation

The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2002 compared with 2001, the biggest exchange rate impact on the Group’s results was the 4% weakening of the US dollar. The Canadian dollar also weakened 5%, the South African rand by 26%, and the Mexican peso by 7%. These were very slightly offset by the 1% improvement in the value of the euro. Overall the impact of exchange rate movements on the Group was adverse and therefore turnover and operating profit were £179 million, and £34 million lower respectively, than would have been the case had the exchange rates prevailing during 2001 been applied.

General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 3% range. In certain developing markets the rate of inflation was higher than this range, but the impact was generally not significant to the Group results.

Future turnover and operating profit results may be affected by certain trends affecting the principal product markets in which the Group operates. Changing consumer preferences may

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Operating and Financial Review

2002 Compared to 2001 – Overview continued

affect growth rates in carbonated soft drinks and certain confectionery products, particularly in developed markets. The Group has sought to address this through continuing product innovation and diversification, including expansion in still and fruit-based beverages and waters. In confectionery, the Group has sought to expand its product range in sugar and functional confectionery products and chewing gum. The Group has also sought to continue to expand its business operations in developing markets which may hold the potential for more significant volume growth.

Acquisitions and Disposals

The Group continued to acquire businesses in 2002. The largest of these acquisitions was Dandy, a Danish chewing gum company with operations in Denmark, Scandinavia, the Benelux Countries and Russia. The Group completed this acquisition in September 2002 for £222 million.

There were four other large acquisitions during the year:

Squirt, a Mexican soft drinks brand in February 2002; a 65% equity share in Kent, a Turkish sugar confectionery company for £70 million in May 2002; Nantucket Allserve, Inc, a US premium beverage company in May 2002; and the remaining 72% of Apollinaris & Schweppes, the Group’s German beverage associate, for £115 million in November 2002.

The Group also increased its shareholding in two existing Group companies. The Group purchased 44% of the outstanding shares of Cadbury India throughout the year for £111 million, which increased the Group’s ownership to over 94%, and acquired a further 6% of its associate, Cadbury Nigeria. The Group now owns 46% of Cadbury Nigeria.

Overall £518 million of goodwill and intangible assets arose on acquisitions during the year.

In addition, the Group announced on 17 December 2002 that it had signed an agreement to purchase the Adams confectionery business from Pfizer Inc. for US$4.2 billion (£2.7 billion). The acquisition price includes US$450 million for expected tax benefits. The acquisition is expected to close by the end of the first quarter of 2003.

The disposals during the year were beverage brands in Indonesia and 25% of the Group’s holding in Camelot Group plc, to reduce the overall Group ownership to 20%. The profit on disposals was £3 million.

For further information on certain risks associated with acquisitions see page 140.

Major Restructuring Costs

The 2002 results included £53 million (2001: £53 million) in expenditure on major restructuring activities, £42 million of which related to integrating acquired businesses into the Group and £11 million of which related to the ongoing business.

The main acquisition integration restructuring schemes during 2002 were the integration of Orangina into Schweppes France (£13 million), the integration of La Casera into Schweppes Spain (£10 million), and the integration of Hollywood into Cadbury France (£10 million). The costs of these three restructuring schemes were mainly redundancy related. The costs of the other acquisition restructuring schemes were the integration of Nantucket into Snapple which were a mixture of redundancy and production transfer costs (£5 million), and acquisition related restructuring projects in respect of the Lion Nathan, Mother Earth, and Dandy acquisitions (£4 million).

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The £11 million of restructuring in the ongoing business related mainly to redundancy costs in certain operations. Included within the total restructuring charge of £53 million are £38 million of redundancy costs.

Assuming the Group completes the proposed Adams acquisition the Group expects that restructuring costs are likely to rise to around £140 million in 2003, as a consequence of integrating the new business.

Marketing and Capital Expenditure
Total marketing expenditure in 2002 was £547 million (2001: £505 million); at constant exchange rates this was an increase of 12% over total marketing spend in 2001. The Group’s marketing to sales ratio increased to 10.3% (2001: 10.2%), the sixth consecutive year of increase in this key indicator of marketing investment, despite the continuing acquisition of lower marketing to sales ratio businesses. The focus on driving growth and the expansion of the Group’s businesses are expected to result in continuing increases in marketing expenditure requirements.

Capital expenditure in 2002 was £279 million (2001: £240 million), an increase of 16% over the level of expenditure in 2001. The Group continued to implement a major project to standardise business systems and processes (Project PROBE) using an SAP platform. This project was a significant contributor to the increased level of capital expenditure in 2002. The Group also carried out specific projects to increase production capacity in Mott’s, Schweppes Spain and Cadbury Trebor Bassett. All these projects were funded from internal resources. The continuing implementation of project PROBE and other capital projects throughout the Group’s businesses are expected to require comparable capital expenditures in 2003, which the Group expects to continue to fund from internal resources.

2002 Compared to 2001 – Continuing Operations

				% change

				At
				constant
	2002	2001	As	exchange
	£m	£m	reported	rates

Turnover	5,298	4,960	7%	10%
Operating Profit*	983	930	6%	9%

		Turnover	Operating Profit*

	2002	2001	2002	2001
	£m	£m	£m	£m

1 North America Beverages	1,811	1,757	548	541
2 Europe Beverages	717	515	140	91
3 Europe Confectionery	1,546	1,445	247	212
4 Americas Confectionery	252	312	20	44
5 Asia Pacific	642	625	99	109
6 Africa, India and Middle East	320	297	44	34

	5,288	4,951	1,098	1,031
7 Central and Other	10	9	(115)	(101)

	5,298	4,960	983	930
*Excluding major restructuring costs and goodwill amortisation

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Operating and Financial Review

2002 Compared to 2001 – Continuing Operations continued

Turnover in 2002 of £5,298 million was £338 million or 7% higher than in 2001. The net effect of exchange movements during the year was a decrease in reported turnover by £179 million or 3%. The biggest contributor to this movement was the weakening of the US dollar. against sterling. The full year impact of prior year and current year acquisitions, net of disposals, was £364 million.

Group operating profit in 2002, excluding major restructuring costs and goodwill amortisation, was up £53 million or 6% to £983 million. The net impact of exchange rate movements was a decrease of £34 million or 3%. Acquisitions, net of disposals, contributed £48 million or 5% against last year. On a like-for-like basis, the Group’s operating profit increased by £39 million (or 4%) against last year. The Group’s overall operating margin was 18.5% in 2002 which was marginally below last year’s 18.8%, due to the increasing proportion of non-franchise businesses. On a like-for-like basis the margin would have been 19.0%.

North America Beverages
North America Beverage sales rose by 3% to £1.8 billion and operating profits by 1% to £548 million compared to £541 million in 2001. At constant exchange rates, sales and operating profits rose by 7% and 6% respectively. Excluding acquisitions and at constant exchange rates, sales grew 2% and operating profits by 4%.

Volumes for the region increased by 6% driven by growth in still drinks, innovation in carbonated soft drinks (primarily Red Fusion from Dr Pepper) and acquisitions. On a like-for-like basis, volumes were flat with the second half seeing a modest increase following a 0.6% decline in the first half of the year. The like-for-like volume performance was adversely impacted by the termination of certain of Dr Pepper/Seven Up’s distribution arrangements, which primarily affected 7 UP and Hawaiian Punch during the year. Excluding the impact of these terminations, it is estimated that like-for-like volume growth would have been around 1% higher in the region in 2002.

After a slow start to the year, Dr Pepper volumes improved as the year progressed, benefiting both from the implementation of the “volume impact programme” which drove incremental profit and volume through more focused and innovative brand marketing programmes and the launch of Red Fusion in the third quarter. Overall, Dr Pepper volumes for the year were flat. 7 UP volumes fell 7% due to continued weakness in the lemon-lime category, bottling transfers and intense competition. In the fourth quarter, dnL was launched with encouraging initial results. The still drinks portfolio continued to show growth (+4.4%) with strong performances from Hawaiian Punch through Mott’s (+26%) and from Clamato (+8%). Core brand Snapple improved through the year with full year volumes up 3.5%.

Europe Beverages
Sales in the Europe Beverages region grew by 39% to £717 million and operating profits by 54% to £140 million. Excluding exchange rate movements, sales increased by 40% and operating profits by 56%. Recent acquisitions were a significant contributor to the increase in overall sales and operating profit, notably Orangina in France, La Casera in Spain and Squirt in Mexico.

Like-for-like sales growth of 3% was impacted by unseasonably poor summer weather in Southern Europe while a 22% increase in operating profits (on the same basis) benefited from efficiency gains in France. Mexico had another excellent year with strong growth in volumes, sales and profits.

The integration of recent acquisitions is on track, although Orangina’s performance in France was impacted by weak and competitive market conditions.

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Europe Confectionery
In Europe Confectionery, sales increased by 7% to £1,546 million and operating profits by 17% to £247 million. The impact of exchange rate movements was negligible.

Overall performance of the region benefited from the major investments made in growth and efficiency initiatives in recent years. The Group saw strong results from the key markets in the UK, France, Poland and Russia and recovery in the smaller markets, notably Spain.

Cadbury Trebor Bassett in the UK had an excellent year with performance exceeding expectation. Branded volumes grew by 6% with strong growth in chocolate led by moulded and a recovery in sugar volumes in the second half. Marketing investment was 10% higher with spend focused on a fewer number of core lines and the highly successful sponsorship of the Commonwealth Games. The business performed strongly during the Christmas season and more innovation is planned around core brands in 2003.

Elsewhere in Europe, France benefited from continued growth in gum, a recovery in its chocolate business and the integration of the previously separate gum, sugar and chocolate commercial functions. Cadbury Wedel in Poland produced good results in a difficult market through positive movements in price and mix and efficiency gains. Russia made a modest profit for the full year.

In September the acquisition was completed of Dandy in Denmark, the number two gum business in Europe. The integration of Dandy into the Group is proceeding as planned.

Americas Confectionery
Americas Confectionery operating profits fell by 54% to £20 million. Sales fell by 19% from £312 million in 2001 to £252 million in 2002. Adverse currency movements, most notably the Argentinean peso against sterling, had a significant impact on overall sales (£59 million) and operating profit (£5 million). At constant exchange rates sales fell by less than 1% and operating profits by 43%.

2002 was a challenging year for the Americas Confectionery region with significant shortfalls seen in the Canadian and Argentinean businesses.

In the US, while Jaret’s sales grew by 1%, margins fell as result of higher trade investment and marketing investment. In Canada, Cadbury Trebor Allan’s (“CTAI”) volumes fell 7% as a result of significant destocking in the trade during the year, most notably in the last quarter. However, sales by retailers to consumers were ahead year-on-year and CTAI gained share in both chocolate and sugar. Together, profits from Jaret and CTAI were £12 million lower year-on-year.

In Argentina, the economic crisis led to a 13% shortfall in volumes and a halving of profits in local currency. However, the business performed ahead of expectation for the year as a whole and remains in profit.

Asia Pacific
In the Asia Pacific region sales grew by 3% to £642 million while operating profits were 9% lower at £99 million. Positive exchange rate movements contributed 1% to sales and operating profits. Another record year for our Australian and New Zealand confectionery businesses was diluted by weaker performances in the chocolate business in China and the food and beverages business in Australia.

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Operating and Financial Review

Asia Pacific continued
Our confectionery business in Australia and New Zealand continued to perform well with a double-digit increase in operating profit driven by a 7% increase in volumes. Performance was driven by moulded chocolate with encouraging results in the sugar business following the launch of Trebor 24/7 and Pascall’s brand rejuvenation. 2002 is the third consecutive year of mid-single digit volume gains seen in ANZ confectionery as it continues to reap the benefits of sustained investment in brand development and increased availability.

Cadbury China had a difficult year with a significant reversal in profits after a number of very successful years of growth. The shortfall was principally related to the combination of falling consumer demand for chocolate confectionery and the trade reducing levels of stock holding. The combination of these factors was estimated to have cost the business nearly £8 million.

In October, the new business processes and systems programme (PROBE) was implemented in the food and beverage business in Australia, the first in a staged roll-out programme around the Group. While the majority of the system worked well, there were start-up problems with the logistics and distribution modules that severely impacted the ability of the business to deliver at the start of the key summer selling season. It is estimated that the combination of lost revenues and increased costs was around £10 million, all of which fell in the last quarter of the year. These problems are now resolved.

Africa, India and Middle East
Sales and operating profits in the Africa, India and Middle East region (“AIM”) increased by 8% and 27% to £320 million and £44 million respectively or by 23% and 46% at constant exchange rates.

2002 was another outstanding year with all major markets performing strongly. In South Africa, the turnaround seen in the confectionery business continued, driven by recovery in the sugar business. In India, increased distribution and availability combined with the launch of Chocki – liquid chocolate in a tube – drove both category growth and market share. The launch of a low cost range of moulded Cadbury countlines in Egypt contributed to double-digit sales and profits growth.

In May, the acquisition of a majority equity interest in Kent was completed for £70 million. Kent is the leading sugar confectionery business in Turkey. Profits were in line with expectations.

Central and Other
Central costs increased to a net £115 million in 2002, compared with £101 million in 2001. This reflected the continued investment in a number of central initiatives including Project PROBE with the first business unit having already implemented the system in late 2002. In addition the Group continued to expand its global procurement team, which was created in 2001 to better leverage the Group’s purchasing power.

2001 Compared to 2000 – Overview

An overview of the Group’s results is given in the table below, which highlights the effects of acquisitions and disposals and exchange rates to show turnover and operating profit growth of 4% and 8% respectively from continuing operations. Overall volume was ahead of 2000 with a solid performance in North America Beverages and strong growth in Asia Pacific confectionery and several emerging markets. The Group maintained operating profit margins at 18.8% in line with 2000 levels, despite a change in product mix within the Group as a result of acquisitions in 2001.

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Analysis of Results

	2000 £m	Exchange effects £m	Acquisitions/ disposals (a) £m	Organic growth £m	2001 £m

Turnover – Continuing Operations	4,118	55	629	158	4,960

Change %		+1	+15	+4	+20

Operating profit (b)
North America Beverages	403	26	63	49	541
Europe Beverages	78	2	1	10	91
Europe Confectionery	200	1	7	4	212
Americas Confectionery	44	2	2	(4)	44
Asia Pacific	98	(6)	2	15	109
Africa, India and Middle East	28	(4)	3	7	34
Central and Other	(76)	(2)	–	(23)	(101)

Operating profit (b)	775	19	78	58	930

Change %		+2	+10	+8	+20

Goodwill amortisation	(13)	–	(33)	–	(46)
Restructuring costs	(49)	–	–	(4)	(53)

Group operating profit	713	19	45	54	831

(a)	Includes full year impact of 2000 and 2001 acquisitions
(b)	From continuing operations and before major restructuring costs and goodwill amortisation

As in previous years, the Group’s reported results were affected by changes in the exchange rates used to translate the results of overseas subsidiaries. In 2001 compared with 2000, the biggest impact on the Group’s results was a 6% improvement in the value of the US dollar. The euro also improved during 2001 (up 2%), however weakness in the Australian dollar (down 6%) and the South African rand (down 16%) adversely affected results. Overall, the impact of exchange rate movements on the Group was favourable and, as the table above illustrates, turnover and operating profit were £55 million and £19 million higher respectively, than would have been the case had the exchange rates prevailing during 2000 been applied.

General price inflation in countries where the Group had its most significant operations remained at a moderate level throughout 2001 and in general terms was within the 0% to 4% range. In certain developing markets the rate of inflation was higher than this range, but the impact was generally not significant to the Group results.

Acquisitions and Disposals
The Group acquired several businesses during 2001. The largest of these was the acquisition of Orangina Pampryl, the soft drinks brands and businesses of Pernod Ricard, which was completed in October 2001. The total cost of the acquisition was £445 million.

The two other major acquisitions in 2001 were the acquisition of La Casera, a Spanish soft drinks manufacturer, for £65 million in July 2001, and the acquisition of the ReaLemon and ReaLime brands for £88 million in September 2001.

The Group also completed the acquisitions of Slush Puppie, Carteret (a US beverage operation), Spring Valley (a juice brand in Australia), Mantecol (an Argentinean confectionery brand) and Mother Earth (a New Zealand health food company).

The Group also purchased the outstanding 20% of Cadbury Egypt for £6 million.

Overall £586 million of goodwill and other intangible assets arose on acquisitions during 2001.

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Operating and Financial Review

Acquisitions and Disposals continued
The significant disposals during 2001 were RC Cola International, and its private-label concentrate business, acquired with Snapple Beverage Group, Schweppes Zimbabwe Ltd, the Group’s bottling business in Zimbabwe, beverage brands in Zimbabwe and Serbia, and food brand licences in Australia. The overall profit on disposals was £31 million.

Major Restructuring Costs
The 2001 results included £53 million in expenditure on major restructuring activities. The key elements of this expenditure included the merging of both the confectionery operations in the UK and Canada and the integration of the Spring Valley, Wave, La Casera, ReaLemon/ReaLime and Orangina acquisitions. The Group’s share of operating profit in associates also included £5 million of major restructuring costs which mainly represented the Group’s share of one-off costs from Camelot Group plc.

Marketing and Capital Expenditure
Total marketing expenditure in 2001 was £505 million (2000: £418 million); at constant exchange rates this was an increase of 18% over total marketing spend in 2000. Some of this increase was attributable to businesses acquired by the Group during 2001. Marketing as a percentage of sales increased to 10.2% (2000: 10.1%), the fifth consecutive year of increase in this key indicator of marketing investment.

Capital expenditure in 2001 was £240 million, an increase of 90% over the level of expenditure in 2000. The Group continued to implement a major project (PROBE) to standardise business systems and processes, and this project was a significant contributor to the increased level of capital expenditure in 2001. The Group also incurred expenditure on increased production capacity and a number of projects aimed at improving efficiency in both the beverages and confectionery businesses. These projects were funded from internal resources.

2001 Compared to 2000 – Continuing Operations

				% change

	2001 £m	2000 £m	As reported	At constant exchange rates

Turnover	4,960	4,118	20%	19%
Operating Profit*	930	775	20%	18%

		Turnover	Operating Profit*

	2001 £m	2000 £m	2001 £m	2000 £m

1 North America Beverages	1,757	1,179	541	403
2 Europe Beverages	515	443	91	78
3 Europe Confectionery	1,457	1,362	212	200
4 Americas Confectionery	312	305	44	44
5 Asia Pacific	625	553	109	98
6 Africa, India and Middle East	285	268	34	28

	4,951	4,110	1,031	851
7 Central and Other	9	8	(101)	(76)

	4,960	4,118	930	775

*Excluding major restructuring costs and goodwill amortisation

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Turnover in 2001 of £4,960 million was £842 million or 20% higher than 2000. The net effect of exchange rate movements during 2001 was to increase reported turnover by £55 million or 1%. The biggest contributor to this movement was the strengthening in the US dollar against sterling. The full year impact of 2000 and 2001 acquisitions, net of disposals, was £629 million.

Group operating profit in 2001, excluding major restructuring costs and goodwill amortisation, was up £155 million or 20%, to £930 million. The net impact of exchange rate movements was an increase of £19 million or 2%, while a full year of acquisitions, net of disposals, contributed £78 million, or 10% growth. On a like-for-like basis, the Group’s operating profit increased by £58 million or 8% against 2000. The Group’s overall operating margin was 18.8%, which was unchanged from the operating margin reported in the year 2000 results.

North America Beverages
Sales in the region at £1,757 million were up £578 million or 49% on 2000, largely reflecting a full year’s contribution from the Snapple business that was acquired by the Group in October 2000. Movements in exchange rates, particularly the strengthening of the US dollar during 2001, accounted for a £82 million or 7% increase in reported sales.

Dr Pepper volumes in total were down slightly year-on-year, although Diet Dr Pepper continued its 11 year growth trend with volumes again up in 2001. The performance of Dr Pepper was most affected by difficulties in the bottling system, where new product and packaging initiatives adversely affected bottler focus. However, volume trends improved in the second half of the year and were up in the fourth quarter of 2001. 7 UP had a challenging year and volumes were adversely impacted by the launch of a competitive product in the lemon/lime category. The Group’s flavour brands performed well, particularly Sunkist and A&W, with volumes up 11% and 6% respectively.

The Mott’s business had another very good year with like-for-like sales up 11% over 2000. The Clamato and Hawaiian Punch brands again saw strong volume growth in 2001, benefiting from targeted marketing activity and successful promotional programmes with key retailers.

The Snapple business had a year focused on integration into the Group and volumes were slightly below expectations. While trends in the second half of 2001 showed improvement, the business was adversely affected by the events of September 11, with the New York City market representing a significant proportion of total company sales.

Operating profit for North America Beverages region at £541 million was up £138 million or 34%. The impact of exchange rate movements contributed £26 million of this increase, while a full year of contribution from acquisitions, net of disposals, added £63 million. On a like-for-like basis, operating profit for the region was up 12% in 2001.

Europe Beverages
Sales in Europe Beverages increased by 16% to £515 million, which was an increase of 13% excluding the impact of exchange rate movements, with the euro strengthening 2% against sterling during 2001.

In France, branded volume increases were achieved through innovation and increased marketing support. The core brands of Schweppes and Oasis showed good growth, with volumes up 3% and 5% respectively versus 2000.

In Spain, despite aggressive competitive activity, the TriNa brand achieved 5% volume growth and overall branded volumes for the business were up year-on-year. Further efficiency gains in this market also contributed to the double-digit profit growth reported by the business.

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Operating and Financial Review

Europe Beverages continued

The acquisitions of Orangina in France and La Casera in Spain in the second half of 2001 strengthened the Group’s position in each of these markets. Both acquisitions performed in line with expectations although the profit impact on the region was minimal.

Operating profit for the overall region at £91 million was £13 million or 17% up on 2000, with exchange rate movements and acquisitions contributing 3% and 1% growth respectively.

Europe Confectionery
Sales in Europe Confectionery rose £95 million or 7% to £1,457 million. Movements in exchange rates contributed 1% growth while the full year impact of acquisitions, mainly Hollywood, accounted for £75 million of the increase.

Cadbury Trebor Bassett in the UK had a slow start to 2001 as the business focused on integration and trading profits were modestly lower year-on-year. However, seasonal sales were strong both at Easter and Christmas and performance strengthened throughout 2001, with branded chocolate volumes 2% up in the final quarter of 2001. The integration of the previously separate Cadbury and Trebor Bassett sales forces was completed on time and in line with budget, and at the end of 2001 the business had in place customised sales teams for the Grocery, Impulse and Food Service sectors.

In Ireland, sales were up, and volume performance outpaced the market resulting in market share growth.

In France, the Hollywood business launched three new sugar-free gum products that helped the Company achieve an additional six market share points in the important grocery sector.

The Group’s business in Russia broke even for the first time in the last quarter of 2001 and the business was well placed for future growth.

In Poland, turnover and profit growth was achieved by re-focusing on the local brand Wedel, which showed volume growth of 13% against 2000.

Operating profit in the Europe Confectionery region at £212 million was 6% up on 2000. The net impact of exchange rate movements was minimal, while the contribution of acquisitions to the year-on-year increase was £7 million.

Americas Confectionery
Sales in the region at £312 million were 2% up on 2000. However, excluding the impact of exchange rate movements and the full year effect of acquisitions, underlying sales were 2% lower than reported in 2000.

In North America, the Jaret sugar confectionery business in the US made good progress with sales up 5% at constant exchange rates. However, in Canada, the integration of the previously separate sugar and chocolate businesses caused considerable disruption. In addition, some capacity constraints limited the businesses’ ability to service the market. These factors combined to contribute to a 5% reduction in sales and significantly lower operating profit. Importantly, the integration of the businesses was completed and the capacity constraints began to be addressed.

The Group’s business in Argentina performed creditably in very difficult market circumstances. The acquired brand Mantecol generally performed in line with expectations. Devaluation of the local currency late in 2001 was expected to impact negatively on performance going forward.

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Operating profit for the overall Americas Confectionery region in 2001 was in line with 2000 at £44 million. Excluding the impact of currency movements and the contribution of acquisitions, operating profit was actually down 9%.

Asia Pacific
Sales in the Asia Pacific region at £625 million were up 13% on 2000. Excluding the effect of exchange rate changes and the full year impact of acquisitions, the base business delivered sales growth of 6%.

In Australia, confectionery volumes were up 6% in 2001, following on from the achievement of 4% volume growth in 2000. This growth had been achieved through investment behind core brands, increased availability and product innovation. The successful launches of Dream and Viking also contributed to the volume performance. The business continued to find efficiency gains and these were used to fund the increased marketing investment and generate improved margins.

In New Zealand, total volumes were up 1% in a highly competitive market place. Product launches during 2001 included Breakaway, Viking and Hazelnut Dream.

The Australian beverages business completed the integration of the Lion Nathan soft drink business with Schweppes Cottee’s during 2001. The integration process caused a significant amount of disruption and this adversely affected sales. However, the integration was completed and with a broader portfolio of brands and a more efficient and effective route to market, the business was well positioned going forward.

In the emerging Asian markets, the Group’s businesses continued to make good progress. The confectionery business in China reported volume growth of 6% and a strong improvement in trading profit versus 2000. Trebor Wuxi, the chewing gum business acquired by the Group in November 2000, performed well in 2001 with volumes and profit ahead of expectations.

Operating profit for the overall Asia Pacific region at £109 million was 11% up on 2000. Excluding the adverse effects of currency movements and the impact of recent acquisitions, the results reported by the region were up 15% over year 2000.

Africa, India and Middle East
Sales for the region at £285 million were 6% up on 2000, despite a 12% adverse movement due to devaluation of currencies in the region against sterling. The full year impact of acquisitions, net of disposals, contributed £12 million to sales growth in 2001.

Cadbury India had another very successful year, growing sales by 10% and operating profit by 21%. Increased marketing spend behind core brands and investment in increasing distribution and availability continued to strengthen the Group’s business in India.

In South Africa, the Group’s confectionery business recorded share gains in what was then a growing market for the first time in several years. The Group’s food and beverage business, Bromor Foods, reported good volume and operating profit growth in 2001.

The Cadbury business in Egypt performed strongly after a difficult year in 2000. At constant exchange rates, sales were up 18% and operating profit was more than double the level reported in 2000.

For the overall region, operating profit at £34 million was 21% better than 2000. Excluding the impact of exchange rate movements and the contribution from acquisitions, like-for-like operating profit was up 25%.

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Operating and Financial Review

Central and Other
Central costs increased to a net £101 million in 2001 reflecting the significant investment the Group was making in a number of central initiatives. These included establishing a global procurement team to better leverage the Group’s purchasing power; increased resources behind merger and acquisition activity; a global commercial team and the development of global advertising material. All of this investment was targeted at either driving more efficiency out of the Group’s global business or supporting the Group’s growth plans for the future.

Financial Review

Critical Accounting Policies
The preparation of the Group’s financial statements in conformity with UK GAAP and the reconciliation of these financial statements to US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and turnover and expenses during the period. Significant accounting policies employed by the Group, including the use of estimates, are presented in the notes to the financial statements.

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below. Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results.

Brands
Brands acquired through acquisition, above a threshold of £10 million, are capitalised on the balance sheet and are not amortised, but are subject to an annual impairment review. If the annual impairment review indicated that a brand was impaired then the impairment would be charged to the profit and loss account in the year. These brands are valued on acquisition using a discounted cash flow methodology and the Group makes assumptions and estimates regarding future sales growth, prices, marketing costs and economic factors in valuing a brand. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties which may not be controlled by management.

The Group does not amortise brands, as it believes that through marketing investment in the brand the value of the brand is maintained indefinitely.

Advance Payments in Beverage Market
Up front payments are made to secure product installation in the fountain and food service channel of several of the Group’s beverage markets. These payments are amortised over the period of the supply contract on a straight line basis or using other suitable estimates.

The Group also has multi year contracts in respect of branded cold drink vending machines supplied by bottlers, and related payments are amortised over the life of the assets owned by the bottlers.

Cocoa Accounting
The Group hedges the cost of its future Cocoa requirements through the use of future contracts via commodity exchanges. The Group uses hedge accounting to defer profits and losses on these contracts to match future physical deliveries, and this complies with UK GAAP for hedge accounting.

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For US GAAP purposes the Group has not designated its commodity contracts and financial instruments as hedges and all profits and losses on hedges are recorded in the profit and loss account annually. This is recognised as a UK to US GAAP difference in Note 31, ‘Summary of Differences between UK and US GAAP’.

Capitalised Costs
The Group is currently developing global standardised business processes and systems, called Project PROBE. Part of the costs of this development are capitalised and the Group accounting policy has been designed to comply with both UK and US GAAP. Capitalised costs include the following directly attributable costs: external consultants, internal payroll costs, hardware and software costs. The local implementation costs will be amortised over the period of their estimated benefit to the business, which is currently eight years. The central costs will be amortised in line with usage. These assumptions will be reviewed annually and accounting for capitalised costs could change materially if management used different estimates or if different conditions occured in future periods.

Pensions
Under UK GAAP the cost of providing pension benefits is calculated by the use of recognised actuarial methods which are appropriate and whose assumptions reflect the long term nature of the assets and liabilities involved. Under US GAAP the costs of providing these benefits are calculated using the projected unit credit method and a discount rate that reflects market rates. The main assumptions made under both UK and US GAAP are the rate of increase in salaries and pensions, discount rates for liabilities, the expected return on assets and inflation. These assumptions are made in conjunction with the Group’s actuaries and are the best estimate of future developments. The accounting for pensions could change materially if management used different estimates or if different conditions occured in future periods.

Income taxes
As part of the process of preparing the financial statements the Group is required to estimate the income tax in each of the jurisdictions in which it operates. This process involves an estimation of the actual current tax exposure together with assessing timing differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within our balance sheet. Deferred tax assets are only recognised when the Group believes it is more likely than not that these assets will be recovered. Significant management judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities. In the event that actual results differ from these estimates the Group adjusts these estimates in future periods which could materially impact the Group’s financial position and results of operations.

Accounting Policy Changes

There have been no new Financial Reporting Standards adopted in this financial year.

In 2002 the Group adopted, for UK and US reporting purposes, the Financial Accounting Standards Board’s Emerging Issues Task Force (the EITF) Issue No. 00–25, “Vendor Income Statement Characterisation of Consideration Paid to a Reseller of the Vendor’s Products,” and Issue No. 00–14, “Accounting for Certain Sales Incentives,” which were codified along with other similar issues, into Issue 01–09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” in April 2001. This resulted in a restatement of Group turnover for 2001 and 2000 to reflect these new accounting provisions. EITF Issue 01–09 clarifies the Profit and Loss Account classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as trading expenses to be reflected as a reduction of turnover. As a result of applying the provisions of EITF Issue 01–09, the Group turnover and trading expenses have been restated by £457 million

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Operating and Financial Review

Accounting Policy Changes continued

for 2000 and £559 million in 2001. This had no effect on Group operating profit or net earnings.

In 2001 the Group adopted FRS 18 ‘Accounting Policies’ which did not lead to a restatement of prior year results, and FRS 19 ‘Deferred Tax’ which did lead to a restatement of prior year results.

In 2000 the Group adopted FRS 16 ‘Current Tax’ which did not lead to a restatement of prior year results.

Summary of Significant UK GAAP to US GAAP Differences

All UK to US GAAP differences applicable to the Group are explained in Note 31 to the Financial Statements. There are three major differences between UK and US GAAP that are highlighted below:

a) Under UK GAAP goodwill is amortised over 20 years. Under US GAAP goodwill is not amortised from 2002 onwards, but is reviewed for impairment annually.

b) Under UK GAAP hedge accounting is adopted to account for commodity and financial instrument hedges. For US GAAP purposes the Group has not designated its commodity and financial instruments as hedges, and all profits and losses on hedges are recorded in the profit and loss account annually.

c) Under UK GAAP pension costs are accounted for under SSAP 24 “Accounting for Pension Costs”. Under US GAAP pension costs are accounted for under SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Post-Retirement Benefits other than Pensions”. This means that under UK GAAP, the costs of providing pension benefits may be calculated by the use of a recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates.

Share of Operating Profit in Associates

In 2002 the share of operating profit in associates increased £1 million to £58 million. This was the result of a good performance from Cadbury Nigeria, and consistent results from Camelot Group plc and DPSUBG.

In 2001 the share of operating profit in associates decreased by £8 million to £57 million as a result of a further strong performance from DPSUBG, offset by declining results from Camelot Group plc, and the disposal of Amalgamated Beverage Industries Ltd at the end of 2000.

Interest

The overall interest charge for the Group in 2002 remained the same as 2001 at £106 million. This consists of the interest charge arising in Group companies, and the Group’s share of interest in associates.

In 2002 the net interest charge arising in Group companies increased slightly by £3 million to £86 million. This reflected the increased borrowings as a result of the Group’s ongoing acquisition programme, mitigated by falls in global interest rates. This increased Group charge was offset by a fall in the Group’s share of associate interest, which fell by £3 million to £20 million as a result of exchange rate movements. Overall interest cover rose slightly from 8.4 times in 2001 to 8.7 times in 2002.

In 2001 the net interest charge arising in Group companies increased by £58 million to

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£83 million, principally as a result of the interest charges on the Group’s significant acquisition programme in the second half of 2000 and in 2001. The Group’s share of associate interest fell £1 million from 2000 to £23 million. Overall interest cover in 2001 fell to 8.4 times from 16.0 times.

Taxation

The Group’s effective tax rate (excluding tax on disposals of fixed assets, subsidiaries and investments) increased to 30.9% from 30.6% in 2001. £2 million tax was payable on the disposal gains in 2002 The Group’s effective tax rate in 2001 (excluding tax on disposals of subsidiaries and investments) decreased to 30.6% from 30.7% in 2000. £1 million tax was payable on the disposal gains in 2001.

Minority Interests

Profit attributable to equity and non-equity minority interests in 2002 of £27 million was £3 million lower than 2001. This was a result of the purchase of the major share of the Cadbury India minority partially offset by the 35% minority interest in the newly acquired Turkish business, Kent.

Profit attributable to equity and non-equity minority interests in 2001 of £30 million was £6 million lower than 2000. This reduction is a result of the ongoing process of buying out minorities, which continued in 2001 with Cadbury Egypt, which was bought in July.

Dividends

The total dividend for 2002 of 11.5 pence per share was 5% higher than in 2001 and represents underlying dividend cover of 2.8 times. Further dividend information for shareholders is given in Additional Information for Shareholders on page 132.

Capital Structure and Resources

During 2002 the Group’s market capitalisation decreased by nearly £1.2 billion to £7.9 billion, due to a 63 pence decrease in the share price during the year to 382 pence at 29 December 2002 (445 pence at 30 December 2001). Net borrowings rose during the year from £1,637 million at the end of 2001, to £1,846 million at the end of 2002, representing 23% of total market capitalisation.

The Group intends to manage its capital structure proactively to maximise shareholder value whilst maintaining flexibility to take advantage of opportunities which arise to grow its business. One element of the Group’s strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Company has sought, and been given, shareholder approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting in May 2003. Additionally, many of the obligations under the Group’s share plans described in Note 30 to the Financial Statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the “Employee Trust”) rather than by newly issued shares. The Employee Trust did not purchase any shares during 2002 (2001: 23 million purchased) and held 52 million shares at the end of 2002, representing approximately 2.5% of the Company’s issued share capital.

At the end of 2002, the total of short-term and long-term borrowings was £2,318 million compared with £2,094 million at the end of 2001. Cash and liquid resources increased to £472 million at the end of 2002 compared to £457 million at the end of 2001. The Group’s borrowings net of cash and short-term investments increased to £1,846 million at the end of

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Operating and Financial Review

Capital Structure and Resources continued

2002, from £1,637 million at the end of 2001. 66% of the gross debt of the Group at the end of 2002 was due after one year, but all debt due within one year was supported by undrawn committed facilities maturing after more than one year. Gearing, defined as borrowings net of cash and short-term investments, expressed as a percentage of shareholders’ funds plus equity minority interests, increased to 61% at the end of 2002 from 56% at the end of 2001.

At the end of 2002, 75% of the Group’s net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year-end is the low point in the Group’s seasonal borrowing cycle. Further information on the Group’s use of derivative financial instruments is given below. Interest cover was 8.7 times in 2002 compared with 8.4 times in 2001.

Capital expenditure in 2003 is expected to be in line with 2002. At 29 December 2002 the Group had capital commitments of £17 million, principally in respect of replacement and expansion of manufacturing facilities in North America and Asia Pacific. It is anticipated that these commitments will be financed out of the Group’s operational free cash flow.

At 29 December 2002 the Group had undrawn committed borrowing facilities of £4.1 billion. £3.8 billion relates to a new revolving credit facility which has a maturity of up to five years. The margins payable on these borrowing facilities are LIBOR plus 0.4% to 0.65% per annum. This increased facility has been put in place in preparation for the acquisition of the Adams businesses from Pfizer and replaces existing facilities. This facility is subject to customary covenants and events of default, none of which are currently anticipated to affect Group operations. In view of its committed facilities, liquid resources and cash flow from operations, the Group believes that there are sufficient funds available to meet its anticipated cash flow requirements for the foreseeable future.

As a result of the announcement of the proposed acquisition of Adams, which is to be totally funded by debt, the Group’s long-term credit rating has been downgraded by Standard & Poors from A– to BBB. The main effect of this is to increase the cost of borrowing for the Group, although the impact is not expected to be material.

The table below summarises the Group’s contractual obligations as at 29 December 2002.

		Payments due by Period
	Total	<1 year	1–3 years	3–5 years	5 years +
Contractual Obligations	£m	£m	£m	£m	£m

Bank Loans and Overdrafts	102	98	4	–	–

Finance Leases	18	4	7	5	2

Other Borrowings	2,198	689	426	1,046	37

Operating Leases	250	42	65	37	106

Total	2,568	833	502	1,088	145

The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 29 December 2002 being £2,188 million (2001: £1,959 million). The Company has also guaranteed certain contingent liabilities of some undertakings in which it has an equity interest, the maximum liability at 29 December 2002 being £12 million (2001: £12 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £50 million (2001: £52 million).

While there are exchange control restrictions which affect the ability of certain of the Group’s

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subsidiaries to transfer funds to the Group, the operations affected by such restrictions are not material to the Group as a whole and the Group does not believe such restrictions have had or will have any material adverse impact on the Group as a whole or the ability of the Group to meet its cash flow requirements.

Cash Flows

Net cash flow from operating activities as shown in the Cash Flow Statement on page 73 was £1,096 million in 2002 compared with £1,101 million in 2001 and £908 million in 2000. Note 26 to the Financial Statements contains further detail. These cash flows include a net working capital decrease of £5 million in 2002, a decrease of £88 million in 2001 and a decrease of £37 million in 2000.

Cash purchases of fixed assets were £288 million in 2002, compared with £239 million in 2001 and £126 million in 2000. This increase was primarily due to the continued spend on Project PROBE. Financial investments represent £86 million of share purchases by the Employee Trust in 2001 and £65 million in 2000. No shares were purchased by the Employee Trust in 2002.

The cash outflow in 2002 on acquisitions was £628 million. This included the acquisition of Dandy, a Danish chewing gum company, for £222 million; Squirt; a 65% majority share in Kent; and Nantucket Allserve, Inc. as well as increasing the shareholdings in Cadbury India, Cadbury Nigeria and Apollinaris & Schweppes. These acquisitions were funded from a combination of commercial paper and medium-term note issuance as described below. Disposal proceeds of £4 million arose principally from the disposal of brands in Indonesia and the reduction in the Camelot Group plc shareholding to 20%. Assuming completion of the Adams transaction in 2003, cash outflow for acquisitions in 2003 will be substantially increased. The Company nonetheless expects to have sufficient funds available to meet such acquisition costs and other anticipated cash flow requirements from committed facilities, liquid resources and cash flow from operations.

The cash outflow in 2001 on acquisitions was £798 million. This included the acquisition of Orangina Pampryl, a division of Pernod Ricard, ReaLemon/ReaLime and La Casera as well as a payment of US$200 million (£139 million) to the vendor of Snapple for the benefit of a US tax election. This election is expected to generate annual cash tax savings over fifteen years with an estimated present value of US$250 million (£172 million). These acquisitions were funded by a combination of commercial paper and medium-term note issuance. Disposal proceeds of £84 million arose principally from the sale of the international brands of RC Cola and of the Group’s beverage business in Zimbabwe.

The cash outflow on acquisitions in 2000 was £1,078 million. This included the acquisitions of Snapple, Hollywood, Mauna La’i and the Lion Nathan bottling operations as well as the minority interest buyout in South Africa. These were financed principally from new issues of commercial paper. Disposal proceeds of £39 million arose primarily from the sale of the Group’s interest in Amalgamated Beverage Industries Ltd (see Note 2 to the Financial Statements).

Net cash flows before the use of liquid resources and financing were an outflow of £295 million in 2002, £403 million in 2001 and £703 million in 2000. Excluding Employee Trust share sales and purchases, acquisitions and disposals of subsidiaries and investments, free cash flow was £315 million in 2002, £397 million in 2001 and £401 million in 2000.

The net cash inflow from the use of liquid resources and financing during 2002 was £324 million. The most significant part of this was the issue during the year of new Medium Term Notes to the value of £437 million with a weighted average life to maturity of 4.2 years, extending the repayment profile of the Group’s debt. The issue of these Medium Term Notes was

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Operating and Financial Review

Cash Flows continued
used primarily to repay commercial paper which had been issued to fund acquisitions in the short-term.

Details of the resulting currency and interest rate profile of the Group’s borrowings are disclosed in Notes 19 and 20 to the Financial Statements.

The net cash inflow from the use of liquid resources and financing during 2001 was £402 million. The most significant part of this was the issue of new Medium Term Notes to the value of £1,070 million, extending the repayment profile of the Group’s debt. The proceeds of these Medium Term Notes were used primarily to repay commercial paper which had been issued to fund acquisitions in the short-term.

The net cash inflow from the use of liquid resources and financing during 2000 was £685 million. The most significant part of this was increased commercial paper borrowings used principally to fund the acquisition of Snapple and also the redemption of a £150 million 8% Eurobond. During 2000 the Group issued a US$300 million 7.75% Eurobond, maturing in 2005, and swapped the proceeds to sterling.

Net cash increased during 2002 by £29 million, decreased in 2001 by £1 million and decreased by £18 million in 2000. The Group invests its cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.

Treasury Risk Management

The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit.

Substantially all financial instruments hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur.

Liquidity Risk
The Group seeks to achieve a balance between certainty of funding even at difficult times for the markets or the Group and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.

Interest Rate Risk
The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over

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five years. 78% was at fixed rates of interest at the year-end, but the year-end level of total net debt is typically £150 million to £200 million lower than the annual average. Assuming no changes to the borrowings or hedges, it is estimated that a rise of 1 percentage point in interest rates in all currencies in which the Group has borrowings would have affected 2002 profit before tax by less than 1%.

Currency Risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary. If the exchange rates prevailing at the year-end had applied throughout 2002, underlying earnings per share would have decreased by 4%.

The Group seeks to relate the structure of borrowings to the trading cash flows that service them and the Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the ratio for any currency bloc may not fall below two times in any calendar year.

This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps. The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.

The table below presents the changes in fair value of the Group’s financial instruments to hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values.

The change in fair values for interest rate movements assumes an instantaneous 1% (100 basis points) decrease in interest rates of all currencies, from their levels at 29 December 2002, with all other variables remaining constant. The change in fair values for exchange rate movements assumes an instantaneous 10% weakening in sterling against all other currencies, from their levels at 29 December 2002, with all other variables remaining constant. Further information on fair values is set out in Note 20(e) to the Financial Statements.

The sensitivity analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which the Group operates could cause losses to exceed the amounts projected.

		Fair value changes arising from

			10% weakening
		1% decrease in	in £ against
		interest rates	other currencies
		favourable/	favourable/
	Fair value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash at bank and in hand	175	–	14
Liquid resources	298	–	13
Debt	(2,365)	(29)	(170)
Currency and interest rate swaps	44	6	2
Interest rate swaps	(44)	(18)	(5)
Currency exchange contracts	(8)	–	31
Quarterly Income Preferred Securities	(255)	(3)	(26)

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Operating and Financial Review

Commodity Risk
In respect of commodities the Group enters into forward purchase contracts for cocoa and other commodities in order to provide a stable cost base for marketing finished products. A significant proportion of these forward contracts is held in the form of cocoa futures, which subsequently can be converted into physical supply contracts with commercial suppliers. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.

The sensitivity analysis in the table below reflects the market risk to the Group of an adverse price movement of 10%, based on the net commodity position of the Group at four dates equally spaced during the year. Net commodity positions consist of the excess of futures contracts held over unpriced forward contracts for the same commodities, principally cocoa. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. A loss is defined, for the purpose of defining market risk, as the potential decrease in fair value or the opportunity cost resulting from a 10% adverse price movement. The fair values of net commodity positions were based on official settlement prices on the LIFFE (London International Financial Futures and Options Exchange) and CSCE (Coffee, Sugar and Cocoa Exchange, Inc.) on the relevant dates.

	Current Value	Market Risk
	£m	£m

Highest long position	97	10
Lowest long position	38	4
Average long position	64	8

Credit Risk
The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

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Report & Accounts and Form 20-F 2002 Cadbury Schweppes 35

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Report of the Directors

Directors’ and Group Secretary’s Biographical Details

D C Bonham Chairman (until 8 May 2003)
Appointed a Director in March 2000 and Chairman in May 2000. He is also Chairman of Imperial Tobacco Group PLC and CamAxys Group plc and is a non-executive director of Marconi plc and TXU Corporation. He joined Hanson plc in 1971, where he held the post of Deputy Chairman between 1993 and 1997. Between 1995 and 1999 he also held senior positions with The Energy Group plc and Newsquest plc. Age 59.

J M Sunderland Chief Executive Officer (Executive Chairman designate)
Appointed a Director in May 1993 and as Group Chief Executive in September 1996. Appointed as Chief Executive Officer in March 2000. Joined Cadbury Schweppes in 1968 and held a succession of senior positions in the UK and overseas. In 1987 he was a founding Director of Coca-Cola & Schweppes Beverages Ltd and in 1989 was appointed as Managing Director of the UK Sugar Confectionery Division. He is also a non-executive director of the Rank Group Plc, President of both The Incorporated Society of British Advertisers and The UK Food & Drink Federation and a trustee of Industry in Education. Will succeed D C Bonham as Chairman in May 2003. Age 57.

H T Stitzer Deputy Chief Executive Officer (Chief Executive Officer designate)
Appointed to the Board as Chief Strategy Officer in March 2000 and appointed as Deputy Chief Executive Officer in December 2002. He joined Cadbury Schweppes North America in 1983 after practising law for several years in a large New York law firm, becoming Vice President and General Counsel in 1988. From 1991 to 1993 he was Group Development Director responsible for strategic planning and external development. He subsequently held a number of senior sales, marketing and general management roles, culminating in his appointment as President and Chief Executive Officer of Dr Pepper/Seven Up, Inc from 1997 to 2000. Will succeed J M Sunderland as Chief Executive Officer in May 2003. Age 50.

Dr W C G Berndt Non-Executive
Appointed a Director in January 2002. He is also a director of GfK AG, a German-based global market research company, and non-executive Chairman of Institute for the Future, a US-based think tank. He joined The Procter & Gamble Co. in 1967, holding a number of increasingly senior brand and general management positions in Europe, North and South America, culminating in his appointment as President, North America in 1995 and President, Global Fabric & Home Care in 1999. He retired in September 2001. Age 60

R S Braddock Non-Executive
Appointed a Director in June 1997. He is Chairman of Priceline.com and a director of Eastman Kodak Company and Lincoln Center for the Performing Arts. He held a number of senior positions with Citicorp/Citibank, NA and Medco Containment Services, Inc. between 1973 and 1993. Age 61.

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R M Carr Senior Independent Non-Executive (Deputy Chairman designate)
Appointed a Director in January 2001. He is the senior independent director of Six Continents PLC, a non-executive director of Centrica plc and a Senior Advisor to Kohlberg Kravis Roberts Co. Ltd. He is also a member of the Industrial Development Advisory Board, a member of the CBI Council and a Fellow of the Royal Society for the encouragement of Arts, Manufactures and Commerce. He was Chairman of Chubb plc until December 2002, and between 1984 and 2000, he held a number of senior positions with Williams PLC and Thames Water Plc. Age 56.

D J Kappler Chief Financial Officer
Appointed as Group Finance Director in January 1995 and as Chief Financial Officer in March 2000. He worked for the Group between 1965 and 1984 and rejoined in 1989, following the acquisition of the Trebor Group of which he was Finance Director. From 1989 to 1995 he held a number of senior positions related to the Group’s confectionery interests, including Director of Corporate Finance. He is also a non-executive director of HMV Group plc. Age 55.

R J Stack Chief Human Resources Officer
Appointed to the Board as Group Human Resources Director in May 1996. He joined Cadbury Beverages in the US in 1990, following appointments with Bristol-Myers and the American Can Company. In 1992 he was appointed Group Director, Strategic Human Resources Management and led executive development for the Company. In March 2000 he was appointed as Chief Human Resources Officer, and corporate external affairs were added to his responsibilities. Since October 2002, he has also been responsible for corporate communications. Age 52.

D A R Thompson Non-Executive
Appointed a Director in March 1998. He joined The Boots Company PLC in 1966 where he held a number of senior finance positions, including Deputy Chief Executive and Finance Director, before his retirement in September 2002. Appointed Deputy Chairman of the Nottingham Building Society in May 2002. Age 60.

Baroness Wilcox Non-Executive
Appointed a Director in March 1997. She is also a non-executive director of Carpetright plc, a Member of the House of Lords, President of both the National Federation of Consumer Groups and the Institute of Trading Standards, a member of the Governing Body of the Institute of Food Research and is on the Council of the Foundation for Science and Technology. She was Chairman of the National Consumer Council between 1990 and 1995. Age 62.

M A C Clark Group Secretary and Chief Legal Officer
Appointed as Group Secretary and Chief Legal Officer in May 1988. He joined the Group in 1980 and served as Senior Vice-President, General Counsel and Secretary of Cadbury Schweppes Inc prior to his current appointment. He is also a director of Camelot Group plc. Age 55.

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Report of the Directors

The Directors present their Report together with the audited Financial Statements for the 52 weeks ended 29 December 2002 (the “year”).

Principal Activities

The principal activities of the Group are detailed in the Description of Business on page 2.

The operating companies principally affecting the profit or net assets of the Group in the year are listed in Note 29 to the Financial Statements.

Business Review

The Chairman’s Statement, the Chief Executive Officer’s Review, and the Summary Financial Review and Financial Statements in the Annual Review and Summary Financial Statement report on the Group’s activities during the year, its position at the year-end and during the first part of 2003 and the Group’s likely future development. Acquisitions, disposals and changes in investments are detailed in the Operating and Financial Review on page 15.

The Group continues to invest in research and development and details are given in the Description of Business on page 9.

Turnover and Profit

Turnover amounted to £5,298 million (2001: £4,960 million). Profit on ordinary activities before taxation amounted to £830 million (2001: £813 million).

Dividends

The Directors recommend a final dividend of 8.00p per ordinary share (2001: 7.65p) to be paid on 23 May 2003 to ordinary shareholders on the register on 25 April 2003. An interim dividend of 3.5p was paid on 18 October 2002, which makes a total of 11.5p net per ordinary share for the year (2001: 11.0p). Ordinary dividends paid and recommended amount to £230 million (2001: £222 million).

Legal Proceedings

The Company and its subsidiaries are defendants in a number of legal proceedings incidental to its operations. The Company does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect upon the results of the Company’s operations or its financial position.

Directors

The names of the Directors, together with brief biographical details, are set out on pages 36 and 37. The changes to the Board of Directors during the year were as follows:

Dr W C G Berndt was appointed as a Director on 16 January 2002
Dr F B Humer resigned as a Director on 17 January 2002
J F Brock resigned as a Director on 19 December 2002

At the Annual General Meeting to be held on 8 May 2003, D C Bonham, R J Stack and H T Stitzer will retire by rotation in accordance with Article 90 of the Articles of Association. R J Stack and H T Stitzer, being eligible, will offer themselves for re-appointment. R J Stack and H T Stitzer have service contracts with the Company which are terminable by the Company giving one year’s notice. Such contracts terminate automatically at the normal retirement age of 60 years. D C Bonham does not intend to seek re-appointment as a Director at the Annual General Meeting.

Further information on payments on termination of contracts is set out on page 49.

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Share Capital

Changes in the share capital of the Company are detailed in Note 21 to the Financial Statements.

At the 2003 Annual General Meeting, renewal will be sought of the authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareholders having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares as and if appropriate, shareholders having approved a similar resolution annually since 1998. The Directors have no present intention to issue shares for cash in the Company other than in connection with its share option and incentive schemes. The authority to purchase shares has not been used since 1999.

Directors' Share Interests and Substantial Shareholdings

The interests of the Directors holding office during the year in the share capital of the Company at the beginning of the year, 31 December 2001 (or date of appointment if later), and the end of the year, 29 December 2002 (or date of resignation if earlier), are detailed in the Report on Directors’ Remuneration on page 55.

At the date of this Report the Company has been notified in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company:

	Number of shares	Interest in
	in which there	issued share
	is an interest	capital (in %)

Franklin Resources, Inc.	62,341,060	3.0
Barclays PLC	61,780,274	3.0
Legal & General Investment Management	61,686,656	3.0

The table on page 136 details notifications of interests since 1 January 2000.

Corporate and Social Responsibility

Employees

Details of the Group’s employees, including numbers by geographical region, together with statements of policy about programmes for learning and development, employee involvement, equal employment opportunities and diversity, disabled persons and pensions are given in the Description of Business on pages 7 and 8.

Charitable and Political Contributions

The Company is a member of The PerCent Club and during the year contributions within the UK to charities or equivalent organisations through corporate giving or as part of the activity of UK operating companies amounted to £2.6 million (2001: £1.8 million). In 2002, the Company did not make any political contributions as defined in the Political Parties, Elections and Referendums Act 2000.

Community Involvement

The Company contributes actively to the communities in which it operates around the world through national or locally targeted programmes. These include charitable donations and may involve opportunities for commercial sponsorship, employee involvement or secondment, and help with facilities as well as direct financial support. Increasingly the Group is building partnerships with projects or organisations in local communities to ensure that contributions are as effective as possible.

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Report of the Directors

Environment

Details of the Group’s policy are set out in the Description of Business on page 10.

Policy on Payment to Suppliers

The Company adheres to the Better Payment Practice Guide (previously the CBI Prompt Payers Code), whereby the policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Details of how to obtain a copy of the Guide are on page 148. The Company has no trade creditors, so the number of creditor days outstanding at the year end was nil.

Corporate Governance Statement

The Board's policy is to manage the affairs of the Group in accordance with the most appropriate standards of good corporate governance. In 2002 and up to the date of this report the Company fully complied with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code on Corporate Governance as set out below.

Board of Directors

The business of the Company is managed by the Board of Directors. The Board meets regularly and is responsible for the proper management of the Company. In 2002 the Board met twelve times. The Board has a formal schedule of matters reserved to it for decision, including the approval of annual and interim results, acquisitions and disposals, as well as material agreements, major capital expenditures, performance contracts (formerly referred to as budgets and long range plans) and senior executive appointments. Other matters are delegated to Board Committees including those detailed below.

The Board has ten members, four Executive Directors and six Non-Executive Directors. No individual or group of individuals dominates the Board’s decision making. The Directors have wide ranging experience and all currently occupy or have occupied senior positions in industry or government. The biographical details of the Board members are set out on pages 36 and 37.

On joining the Board, Directors are given background documents describing the Company and its activities. For new Directors, site visits are arranged to the major business units. All the Non-Executive Directors are independent of management and have no relationships which could materially interfere with the exercise of their independent judgement. On 8 February 2002, R M Carr was appointed as the recognised Senior Independent Non-Executive Director.

Immediately after the AGM on 8 May 2003, the following board changes will take place:

D C Bonham will resign as Chairman having not offered himself for re-election as a Director;
J M Sunderland will be appointed as Executive Chairman;
H T Stitzer, appointed Deputy Chief Executive on 30 December 2002, will be appointed as Chief Executive Officer;
R M Carr will be appointed as Non-Executive Deputy Chairman.

Arrangements are made for senior executives below Board level to attend Board meetings and make presentations on the results and strategies of their business units.

Board members are given appropriate documentation in advance of each Board and Committee meeting. For Board meetings these documents include a report on current trading and business issues from the Chief Executive Officer, a period financial report, proposals for capital expenditures, proposals for acquisitions and disposals and proposals for senior executive appointments. In addition to formal Board meetings, the Chairman and Chief Executive Officer maintain regular contact with all Directors and hold informal meetings with the Non-Executive Directors to discuss issues affecting the Company.

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The Board has approved an agreed procedure for Directors to take independent professional advice if necessary at the Company’s expense (up to a maximum of £25,000). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom is non-executive). Such advice was not sought by any Director during the year. Directors have direct access to the advice and the services of the Group Secretary who is responsible for ensuring that Board procedures are followed.

Audit Committee

Members: D C Bonham, Dr W C G Berndt, R S Braddock, R M Carr and D A R Thompson
Chairman: D A R Thompson

The Chief Executive Officer, the Chief Financial Officer, the Director of Business Risk Management and the Head of Group Audit attend meetings at the invitation of the Committee.

The Audit Committee deals with accounting matters, financial reporting and internal controls (including risk management) and the approval of non-audit services. It meets at least twice a year and reviews the annual and interim financial statements. The Committee also monitors proposed changes in accounting policy, reviews the internal audit functions, meets with external auditors and discusses the accounting implications of major transactions. In 2002 the Audit Committee met three times. Dr F B Humer was a member of the Committee until his resignation as a Director on 17 January 2002. The other members of this Committee all held office at the year-end and at the date of this report.

Chief Executive Officer’s Committee

Members: Executive Directors and Group Secretary
Chairman: J M Sunderland

The Chief Executive Officer’s Committee deals with a wide range of matters, including the review of four-weekly financial results and forecasts, proposals for capital expenditure and major operating issues which arise out of the ordinary course of business. The Committee reviews acquisitions, disposals and associate investments, and performance contracts (formerly referred to as budgets and long range plans), before they are submitted to the Board.

The Committee also reviews a report issued for each meeting by the treasury department on borrowings and other financial matters. In 2002 the Chief Executive Officer’s Committee met twelve times. J F Brock was a member of this Committee until his resignation as a Director on 19 December 2002.

Corporate and Social Responsibility Committee

Members: Dr W C G Berndt, D C Bonham, R J Stack, H T Stitzer, J M Sunderland,
D A R Thompson, Baroness Wilcox, M A C Clark
Chairman: Baroness Wilcox

The Director of External Affairs attends meetings at the invitation of the Committee. This Committee deals with a range of corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. In 2002 the Corporate and Social Responsibility Committee met twice.

The members of this Committee at the date of this Report all held office at the year-end.

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Report of the Directors

Nomination Committee

Members: D C Bonham, R M Carr, J M Sunderland and Baroness Wilcox
Chairman: D C Bonham

The Chief Human Resources Officer attends meetings at the invitation of the Committee. This Committee is empowered to bring to the Board recommendations as to the appointment of any new Executive or Non-Executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee brought forward to the Board.

The mixture of Non-Executive and Executive Directors on the Nomination Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner. The Nomination Committee did not meet during the year.

The members of this Committee at the date of this Report all held office at the year-end. Dr F B Humer was also a member of the Committee until his resignation as a Director on 17 January 2002.

Remuneration Committee

Members: D C Bonham, R S Braddock, D A R Thompson and R M Carr
Chairman: R S Braddock

Details of the Remuneration Committee and its policies are set out on pages 45 to 58.

Directors’ Remuneration

The Directors’ remuneration, emoluments and interests in the Company’s share capital are detailed on pages 51 to 58.

Recent Developments in Corporate Governance

Following the introduction of the Sarbanes-Oxley Act in the USA in July 2002, a Disclosure Review Committee was established reporting to the Chief Executive Officer with responsibility for the design, periodic review and modification of internal controls and procedures to collect, process and disclose information to the public. The Committee also obtains and reviews written assurances from senior business unit and regional managers as to the adequacy of their internal controls and the accuracy and completeness of the information they submit to the Company.

The Higgs Report and the Financial Review Committee's Smith Report were published in January 2003 and propose various changes to the Combined Code on Corporate Governance for financial years starting on or after 1 July 2003. A new requirement of the Combined Code is likely to be that the Chief Executive Officer should not subsequently become Chairman of the Company (Code A.2.3). However, the Company believes that J M Sunderland's appointment as Chairman with effect from 8 May 2003 is in the best interests of shareholders in that his extensive experience is retained and that his assumption of the full-time role for a transitional period provides maximum continuity. The appointment is also balanced by the appointment of R M Carr (the Senior Independent Non-Executive Director) as Deputy Chairman.

Relations with Shareholders

Annual General Meeting

The Annual General Meeting (“AGM”) will be held on Thursday, 8 May 2003 at 2.30 pm at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY. The Notice of Meeting is contained in the separate AGM booklet which will be enclosed with this Report & Accounts and Form 20-F sent to shareholders. The booklet contains the text of the resolutions to be proposed and explanatory notes concerning the proposals to authorise the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis.

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In addition, resolutions will be proposed to authorise the Company to purchase its own shares, as and if appropriate.

At the AGM there will be a statement by the Chairman regarding the Company’s performance in 2002 and a brief statement on current trading conditions. It is intended that all Directors will, as usual, attend the AGM if at all possible. Whilst illness or other pressing reasons may mean this is not achieved, in normal circumstances the Chairmen of the Committees detailed on pages 41 to 42 will attend the AGM and will be available to answer questions. Shareholders attending the AGM will be advised of the number of proxy votes lodged for each resolution, in the categories “For” and “Against”, together with the numbers “at the Chairman’s discretion” and of “Votes withheld”. These will be advised after each resolution has been dealt with on a show of hands.

Accountability and Audit

Directors’ Responsibility

The Statement of Directors’ responsibilities in relation to Financial Statements is set out on page 68.

The Statement by the Auditors on Corporate Governance matters is contained in their Report on pages 68 and 69.

Auditors

Arthur Andersen resigned as auditors on 31 July 2002, and the Directors appointed Deloitte & Touche in their place. Deloitte & Touche are willing to continue in office and a resolution for their re-appointment and to authorise the Directors to determine their remuneration will be proposed at the AGM.

Going Concern

On the basis of current financial projections and facilities available, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to adopt the going concern basis in preparing the Financial Statements.

Internal Control

The Directors have responsibility for the Group’s system of internal control that covers all aspects of the business. In recognition of that responsibility the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational and financial areas are all within the scope of these activities which also include the management of risks therein. While acknowledging their responsibility for the system of internal control the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.

The key elements of the system may be described as the control environment and this is represented by the following:

(a)	the key business objectives are clearly specified at all levels within the Group;
(b)	“Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on ethical behaviour, are distributed throughout the Group;
(c)	the organisation structure is set out with full details of reporting lines and appropriate limits of authority for different processes;
(d)	a wide range of corporate policies deal, inter alia, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, health and safety, information technology, and risk management generally;
(e)	individual business units operate on the basis of multi-year contracts with four-weekly reports on performance and regular dialogues with Group senior management on progress;

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Report of the Directors

Internal Control continued

(f)	various internal assurance departments, including the internal audit department, most of which report to the Director of Business Risk Management, carry out regular reviews of the control activities and report their findings to both the business unit involved and Group management;
(g)	the Audit Committee approves plans for control reviews and deals with significant issues raised by internal assurance departments or the external auditors.

The management of all forms of business risk continues to be an important part of ensuring that the Group creates and protects value for its shareowners. The processes involved call for the identification of specific risks in the many different areas, the assessment of those risks in terms of their potential impact and the likelihood of them materialising and then decisions as to the most appropriate method of managing them. The latter may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning.

For insurance there is a comprehensive global programme which utilises an internal captive for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by Group Treasury and Procurement functions with external cover for the net Group exposures (see pages 32 to 34).

On an annual basis all business units are required to report on their principal business risks on the lines above with details of the mitigation strategies (i.e. the chosen management methods) in August. The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. In October a consolidated summary of the most significant risks for the Group as a whole is reviewed by the Board of Directors.

Accordingly the Directors confirm that the effectiveness of the system of internal control for the year ended 29 December 2002 and the period up to 3 March 2003 has been reviewed in line with the criteria set out in the Guidance for Directors on the Combined Code “Internal Control” issued in September 1999.

Audit Committee and Auditors

The Board of Directors has established an Audit Committee. The membership of this Committee and a summary of the terms of reference are set out on page 41.

By order of the Board

M A C Clark
Group Secretary
3 March 2003

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Report on Directors’ Remuneration

Introduction

Although the Company’s financial year-end was 29 December 2002, this report has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors’ remuneration in respect of accounting periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be received.

The auditors report to the Company's members on the auditable part of the Directors' remuneration report and state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee
The Company has established a Remuneration Committee which is constituted in accordance with the recommendations of the Combined Code.

Members: D C Bonham, R S Braddock, D A R Thompson and R M Carr
Chairman: R S Braddock
The members of this Committee at the date of this Report all held office at the year-end. Dr F B Humer was also a member of the Committee and its Chairman until his resignation as a Director on 17 January 2002. No other person was a member of the Committee at a time when any matter relating to the Directors’ remuneration for 2002 was considered. R S Braddock was appointed as Chairman on 8 February 2002. The Remuneration Committee reviews and approves the annual salaries, incentive arrangements, service agreements and other employment conditions for the Executive Directors and makes recommendations to the Board on executive pay. Information prepared by independent consultants and survey data on the remuneration practices of comparable companies are taken into consideration. The Remuneration Committee met five times in 2002.

All the members of the Committee are independent Non-Executive Directors, which is in accordance with the provisions of the Combined Code. None of them has any personal financial interest (other than as shareholders), conflicts of interest arising from cross-directorships or day-to-day involvement in running the business.

Employees of the Company who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:

J M Sunderland	–	Chief Executive
R J Stack	–	Chief Human Resources Officer
P A Cartmell	–	Director of Business Risk Management
M A C Clark	–	Group Secretary and Chief Legal Officer
D D Mackinlay	–	Group Remuneration and Benefits Director

P A Cartmell, M A C Clark and D D Mackinlay were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of the Company's policies and practices and on legal and regulatory issues. The Company appointed and the Committee sought advice from Towers Perrin, Forster & Crosby, Inc. and Slaughter and May. Towers Perrin, Forster & Crosby, Inc. have attended meetings of the Committee and provided advice, primarily in the area of employee benefits, to Cadbury Schweppes’ operations in Europe and North America. This advice included information on the remuneration practices

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Report on Directors’ Remuneration

Remuneration Committee continued
of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a worldwide basis. Slaughter and May have advised the Committee on legal and regulatory issues but have not attended meetings of the Committee. Towers Perrin, Forster & Crosby, Inc. also provided advice to the Group during 2002 in respect of employee benefits and remuneration policies. Slaughter and May provided a range of legal services to the Group during 2002.

Remuneration Policy
The policy of the Remuneration Committee is to ensure that the remuneration practices of the Company are competitive, thereby enabling the Company to attract and retain high calibre executives and at the same time protect the interests of shareholders. These policies apply for 2003 and are expected to apply for subsequent financial periods (subject to the proposed review of reward arrangements mentioned below). The percentage of each of the Executive Directors’ overall pay which is dependent on performance is substantial and has increased over recent years and the overall reward structure is designed to be competitive for an international confectionery and beverages company.

The reward structure for Executive Directors now provides:
(a)	basic salaries which are competitive against the appropriate comparators;
(b)	annual incentives which directly support the achievement of Managing for Value (“MFV”) operating targets and, through the Bonus Share Retention Plan, encourage Directors’ shareholdings;
(c)	long-term incentives which are directly aligned with the MFV objective as:
	–	rewards from executive share options only arise from increases in value;
	–	the Long Term Incentive Plan rewards Directors only when shareholder returns are in the top half of the comparator group;
(d)	a contract notice period of one year under Directors’ service agreements; and
(e)	pension arrangements.

The ways in which these components apply to the Executive Directors, collectively and individually, are summarised in the sections of this Report set out below.

The reward structure for around 30 senior executives below Board level is identical although the size of the awards under the Annual Incentive Plan, Long Term Incentive Plan and share option plans may differ. These senior executives are also invited to participate in the Bonus Share Retention Plan at the same matching level. Their salaries are reviewed each year against external data to ensure that they are paid competitively.

The Company has adopted voluntary guidelines to encourage share ownership by senior managers. These guidelines call for Executive Directors to hold shares in the Company equivalent to four times annual basic salary.

The current remuneration policy was last reviewed in 2000 and it has served the Company well in enabling it to attract, motivate and incentivise senior executives of the calibre required to drive the business forward.

One of the key principles established in 2000 was that the Company should have a reward structure in place that would be appropriate and competitive in all of the locations in which Cadbury Schweppes operates. This is important to the business because, although the top team comprises executives from a number of different national backgrounds, the senior executive group should be encouraged to perform and also be incentivised as a cohesive team. Since the remuneration policy was last reviewed, the extent of the Company’s activities outside the UK has increased and continues to increase. In 2002, the Americas contributed over 60% of Operating Profit and we expect this to increase in future, following the completion of the acquisition of Adams.

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There are also aspects of the existing package which some shareholders may consider to be out of line with their preferred practices and, consequently, the Board and Committee are undertaking a thorough review of the total reward arrangements in place for Executive Directors and other senior executives of the Group during 2003. Our intention is to consult with shareholders during the latter half of this year and present proposals for change at the 2004 Annual General Meeting. In the meantime, the current reward arrangements described in the balance of this report will continue to apply.

Salaries for Executive Directors
In setting the basic salary of each Director, the Remuneration Committee takes into account market competitiveness and the performance of each individual Director, together with any changes in position or responsibility. This structure is consistent with the reward structure in place for executives below board level, and that paid by comparable companies. In addition to basic salary, the Executive Directors receive benefits in kind and these are detailed in the table on page 52.

Annual Incentive Plan
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. Awards are based on financial tests subject to appropriate adjustments as determined by the Remuneration Committee. The 2002 Annual Incentive Plan awards reflected the growth in Group Economic Profit, which was the key performance measure, and in Group Net Sales Value.

The target incentive award for an Executive Director is 60% of basic salary. However, in the case of exceptional results the annual incentive payment may increase up to a maximum of twice the target. Incentive awards to Executive Directors for 2001 and 2002 averaged 56% and 49%, respectively of basic salary. As detailed under Retirement Benefits on page 49, annual incentive awards to Directors are pensionable up to 20% of basic salary for UK Directors and up to 100% for US Directors.

Bonus Share Retention Plan
The Bonus Share Retention Plan (“BSRP”) enables participants to invest all or part of their Annual Incentive Plan award and receive such award in the form of Cadbury Schweppes ordinary shares (“deferred shares”) rather than cash.

All shares under the BSRP are purchased in the market and held in trust until the end of the three year period. At the end of the period the Company will provide participants with three additional shares for every five deferred shares. If a participant leaves the Company during the three year period, the participant forfeits part of the additional shares and in certain cases it is possible that all of the additional shares and the deferred shares may be forfeited. The BSRP is available to a group of approximately 180 senior executives and aims to encourage participants to reinvest a cash award into the Company’s shares.

Long Term Incentive Plan
The Long Term Incentive Plan (“LTIP”) was introduced in 1997 and revised in 2000 to be better aligned with the Company's reward philosophy. In particular, because of the reintroduction of share options, the maximum value of an award was reduced from 100% to 80% of basic salary. Participation in the LTIP is at the discretion of the Remuneration Committee. In 2002, grants for the 2002-2004 performance cycle were made to 31 senior executives, including five Executive Directors. Details of LTIP interests are set out in the table on page 53.

The LTIP operates over a three year performance cycle with a new cycle starting each year. An award consists of the contingent right to receive an amount equal to the market value, at the end of each performance cycle, of a designated number of ordinary shares. The maximum number of ordinary shares which can be released in respect of each performance cycle is calculated using 80% of the participant’s basic salary at the start of the performance cycle and the share price at that time.

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Report on Directors’ Remuneration

Long Term Incentive Plan continued
Each award is subject to objective performance criteria determined by the Remuneration Committee. The current performance criteria are based on total shareholder return (that is, share price growth plus reinvested dividends) (“TSR”) and a minimum requirement that the growth in the Company’s underlying earnings per share over the performance cycle exceeds the rate of inflation over the same period by at least 2% per annum compound. A relative TSR measure ensures executives will only be rewarded if the Company’s market performance is greater than the median of comparable companies. Earnings per share was chosen as it ensures awards vest when underlying performance of the business is sound. For LTIP cycles prior to that for 2001-2003, meeting the performance criteria for the TSR measure and earnings per share measurement of 2% growth resulted in the vesting of Part I of the award, and meeting the requirement for the growth in the Company’s earnings per share of 4% growth resulted in the vesting of Part II of the award. For the 2001-2003 cycle onwards, the whole award depends only on meeting the TSR and earnings per share performance criteria for Part I. If the performance criteria are not satisfied in the initial 3-year performance period, the vesting of the award will be deferred on an annual basis for up to three years. The same performance tests would be applied over four, five or six years (for example, comparing the performance in 2000 with that in 2004, 2005 or 2006) and if the performance test is not met after year six the award will lapse.

The Company’s TSR over each performance cycle is compared with a weighted average TSR performance of a peer group of both UK and non-UK fast moving consumer goods companies (weighted 75% and 25% respectively). These companies have been selected to reflect the global nature of the Company’s business and are as follows:

UK Based Companies	Non-UK Based Companies
(Weighted 75%)	(Weighted 25%)

Head Office Location
Allied Domecq	Campbell Soup	US
Associated British Foods	Coca-Cola	US
Diageo	Colgate-Palmolive	US
Northern Foods	General Mills	US
Reckitt Benckiser	Groupe Danone	France
Six Continents	Heinz	US
Tate & Lyle	Hershey Food	US
Unilever Group	Kellogg	US
Uniq	Nestlé	Switzerland
Whitbread	PepsiCo	US
	Pernod Ricard	France
	Procter & Gamble	US
	Sara Lee Corp	US
	Suedzucker	Germany

TSR performance must be at the 50th percentile of the peer group to earn the minimum of 50% of the award. Above this percentile the awards increase on a straight line basis. For performance at or above the 80th percentile the award will be earned in full.

All of the LTIP award is paid in ordinary shares at the end of the performance cycle. One half of these shares is placed in trust and released two years later, assuming that the participant’s employment with the Group has not been terminated for cause during that period. During the deferral period, participants accumulate dividend equivalents on shares held in trust which are paid at the end of the deferral period.

Share Options
Under the Share Option Plan 1994 option grants were made to Executive Directors in 2002 as shown on page 56. No rights to subscribe for shares or debentures of any Group company

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were granted to or exercised by any member of any of the Directors’ immediate families during 2002.

Consistent with best practice, it is the Remuneration Committee’s intention that grants will continue to be made annually, including to Executive Directors, in the future. Such grants will normally be within a range equivalent to between two times and four times salary. The Remuneration Committee, in making option grants, sets the performance target to be achieved before such options can be exercised. Options cannot be exercised unless and until the percentage growth in the Company’s underlying earnings per share over a period of three consecutive financial years has exceeded the rate of inflation over the same period by at least 2% per annum compound. This criterion was chosen to ensure options can only be exercised when the underlying performance of the business is sound.

Further details on share plans are provided in Note 30 to the Financial Statements.

Retirement Benefits
The Company operates a number of retirement programmes throughout the world. Pension benefits reflect local competitive conditions and legal requirements.

J M Sunderland and D J Kappler participate in the UK pension arrangements. J F Brock, who resigned as a Director on 19 December 2002 and as an employee on 29 December 2002, R J Stack and H T Stitzer participate in the US pension arrangements. Further details of these arrangements are set out on page 54.

In the UK, annual incentive awards of up to 20% of basic salary are pensionable. Given the large proportion of total remuneration which is variable pay, the Remuneration Committee considers that it is appropriate for a proportion of such pay to be pensionable. Pension arrangements in the US provide that all of any incentive awards under the Annual Incentive Plan are pensionable and the pensionability of such incentive awards in the UK and US is consistent with long standing arrangements for the Company’s other senior executives.

Service Contracts
The Company’s policy on the duration of Directors’ service contracts (which are only entered into with Executive Directors) is that such contracts should expire in the year in which the Executive Director reaches sixty years of age. Notice periods do not exceed one year.

The service contracts include provisions on non-competition and non-solicitation. These provisions state that if the Executive Director leaves voluntarily he will not for a period of one year after leaving be engaged in or concerned directly or indirectly in any business concern which is in competition with the Company. Also the Executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company.

If any Executive Director’s employment is terminated without cause, or if the Director resigns for good reason (as defined in the contract) other than following a change of control, payment of twice basic salary would be made. Such payment would be less than one year’s total remuneration on which a termination payment would otherwise be based. Termination payments of twice total remuneration would be made if within two years of a change of control, the Executive Director’s employment were terminated without cause, or if the Director resigned for good reason (as defined in the contract). Service contracts are an important part of the overall remuneration package and change in control provisions are common for major US public companies.

The Remuneration Committee believes that the current form of contract, which incorporates these terms, will assist the Company in motivating and retaining key executives and also in attracting other senior executives from an increasingly global and competitive marketplace. The Committee will, however, keep this and further developments under review.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 49

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Report on Directors’ Remuneration

Service Contracts continued
All the Executive Directors who served during the year have service contracts with the Company on these terms. These contracts can be terminated by the Company at any time on twelve months’ notice or will otherwise expire in the year in which the Director reaches sixty years of age. All the contracts are dated 1 March 2001 and the approximate unexpired term of each contract as at 3 March 2003 is as follows:

D J Kappler	4 years
R J Stack	7 years
H T Stitzer	9 years
J M Sunderland	2 and a half years

The service contracts of R J Stack and H T Stitzer, who are proposed for re-election at the next Annual General Meeting, contain the terms outlined above. In addition, under their secondment arrangements, R J Stack and H T Stitzer are entitled to six months’ employment with their employing company in their home country if there are no suitable opportunities for them when their secondments end.

Performance Graph
The following graph showing the Company's performance measured by total shareholder return (“TSR”) for the five years to 29 December 2002, compared with the TSR performance of the FTSE 100 companies over the same period, has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Total shareholder return is share price growth plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted.

Executive Directors – Outside Appointments
The Company recognises the benefits to the individual and to the Company of involvement by Executive Directors of the Company as non-executive directors in companies outside the Cadbury Schweppes Group. Subject to certain conditions, and unless otherwise determined by the Board, each Executive Director is permitted to accept only one appointment as a

50 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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non-executive director in another company. The Executive Director is permitted to retain any fees paid for such service.

Non-Executive Directors
The Non-Executive Directors do not have service contracts with the Company. It is the policy of the Company to appoint Non-Executive Directors for an initial period of three years. Unless otherwise determined by the Board the maximum term is nine years.

Fees for Non-Executive Directors are determined by the Board as a whole in the absence of the Director concerned and within the limits set by the Articles of Association. To ensure that the interests of the Non-Executive Directors are aligned with those of the shareholders, all Non-Executive Directors have chosen to utilise a percentage of their fees (between 10% and 50%) to purchase shares in the Company. Commencing with the payment of quarterly fees at 31 March 2002, ordinary shares in the Company have been and will continue to be bought within five business days of each relevant payment. Each Non-Executive Director has undertaken to hold such shares during his or her appointment as a Non-Executive Director.

Audited Information

Directors’ Remuneration
A summary of the Directors’ emoluments and their individual details are given in the following two tables.

Directors’ Remuneration Summary

	2002	2001
	£000	£000

Total remuneration:
Fees as Directors	450	452
Salaries and other benefits	3,710	3,980
Annual Incentive Plan/BSRP	1,944	2,326
LTIP awards (a)	589	1,550
Gains made on exercise of share options	1,224	215
Payments for former Directors or their dependants:
Compensation for loss of office and other benefits (b)	701	–
Payments for accrued benefits on cessation of employment (b)	632	–
LTIP award paid in shares (a)	16	394
Pensions	26	25

The highest paid Director was J F Brock: £3,092,000 (2001: J F Brock: £2,320,000).
(a)	The LTIP awards for 2002 relate to Part II of the 2000-2002 cycle which was earned in 2002.
(b)	J F Brock resigned from the Board on 19 December 2002.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 51

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Report on Directors’ Remuneration

Emoluments and Compensation for Loss of Office

					Compensation	Payments
		Total			for loss	for accrued
		Annual			of office	benefits on
	Basic	Incentives/	Cash	Other	and other	cessation	2002	2001
	Salary/Fees	BSRP (f)	Allowances	Benefits	benefits (h)	of employ-	Total	Total
	£000	£000	£000	£000	£000	ment (h)	£000	£000

D C Bonham (a)	225	–	–	–	–	–	225	225
J M Sunderland	793	645	28	18	–	–	1,484	1,418
J F Brock (b)(g)	643	305	198	201	701	632	2,680	1,770
D J Kappler	451	364	28	1	–	–	844	826
R J Stack (g)	383	289	132	112	–	–	916	899
H T Stitzer (g)	450	341	137	135	–	–	1,063	1,393
Dr W CG Berndt (c)	31	–	–	–	–	–	31	–
R S Braddock	79	–	–	–	–	–	79	71
R M Carr	33	–	–	–	–	–	33	29
Dr F B Humer (d)	2	–	–	–	–	–	2	41
D A R Thompson	40	–	–	–	–	–	40	38
Sir John Whitehead (e)	–	–	–	–	–	–	–	11
Baroness Wilcox	40	–	–	–	–	–	40	37

Total	3,170	1,944	523	467	701	632	7,437	6,758

(a)	In addition, the Company contributed £23,000 in relation to office and secretarial costs for D C Bonham.
(b)	J F Brock resigned on 19 December 2002.
(c)	Dr W C G Berndt was appointed on 16 January 2002.
(d)	Dr F B Humer resigned on 17 January 2002.
(e)	Sir John Whitehead retired on 3 May 2001.
(f)	These awards cover the Annual Incentive Plan/BSRP. All the participating Directors have elected to receive their awards under the Annual Incentive Plan in the form of shares under the terms of the BSRP, as described on page 47.
(g)	Allowances and benefits include housing and other expatriate allowances. Such arrangements are necessary to ensure that the Company’s senior management is not penalised financially by accepting roles of an international nature which result in higher costs and taxation than could have been the case if they had remained in their home country.
(h)	The Company agreed to a payment of $985,000 (£655,714) to J F Brock (equal to one year's basic salary) as compensation for loss of office. Also included under “Compensation for loss of office and other benefits” is an amount of £45,485 for accommodation costs and legal fees paid on his behalf. Under his service contract J F Brock is entitled to liquidated damages equal to twice his basic salary if his contract is terminated without cause or if he resigns for good reason. The Remuneration Committee considered that the payment of one year’s basic salary represented reasonable mitigation under the circumstances. See page 49 for a description of Service Contracts. Following the cessation of his employment the Company also provided him with 161,538 shares in satisfaction of his LTIP awards under Part I of the 2000-2002 cycle, the 2001-2003 cycle and the 2002-2004 cycle. The share awards for the 2001-2003 and 2002-2004 cycles were pro-rated based on his leaving date. The value of all these shares at the mid-market price of £3.91 per share on 30 December 2002 is included under the column above entitled “Payments for accrued benefits on cessation of employment”. In accordance with the BSRP rules, following his resignation the Company also released to him 364,661 shares (with a value of £1,425,824 based on the mid-market price of £3.91 per share on 30 December 2002) in satisfaction of his basic and matching awards, such matching shares being calculated on a pro-rata basis up to his date of leaving, and 86,918 shares (with a value of £339,849 based on the mid-market price of £3.91 per share on 30 December 2002) in satisfaction of his LTIP awards held in trust. The BSRP shares are based on his Annual Incentive Plan awards for 1999, 2000 and 2001 and were disclosed as part of his remuneration in the Company’s report and accounts for each of those years. The LTIP awards held in trust were similarly disclosed in the report and accounts for 2000 and 2001. In addition, as noted on page 53, J F Brock’s award under Part II of the 2000-2002 cycle of the LTIP will vest in March 2003 and he will receive the whole of the award immediately. He will also receive a payment for his earned pension rights as noted on page 54.

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Share Plans

		LTIP Award
		earned in 2002
	Gains on	(Part II of the
	exercise of	2000-2002	2002	2001
	share options	cycle) (b)	Total	Total
	£000	£000	£000	£000

J F Brock (a)	280	132	412	550
D J Kappler	501	104	605	316
R J Stack	88	83	171	236
H T Stitzer	–	94	94	187
J M Sunderland	355	176	531	476

	1,224	589	1,813	1,765

(a) J F Brock resigned on 19 December 2002.
(b) All LTIP awards earned are paid as shares. 50% is paid immediately and 50% is held in trust for a period of two years, with a risk of forfeiture. The awards earned in 2002 will vest in March 2003. J F Brock received the whole of his award immediately.

The table below details the interests in the LTIP of the Executive Directors who served during the year at the beginning of the year, 31 December 2001, at the end of the year, 29 December 2002, (or, at the date of the Director’s resignation if earlier) and changes during the year. At 29 December 2002 Executive Directors had interests in the LTIP in respect of the 1997-1999, 1998-2000 and 1999-2001 cycles and potential interests in the LTIP in respect of the 2000-2002, 2001-2003 and 2002-2004 cycles. In February 2002 the Remuneration Committee approved awards which had been earned for the 1999-2001 cycle. Release of deferred awards in respect of the 1997-1999 cycle was made in March 2002. Part II of the 2000-2002 cycle will vest in March 2003 as noted above. The vesting of Part I of the 2000-2002 cycle was deferred until at least 2004.

Long Term Incentive Plan interests

	Interests as	Number of	Number of	Number of	Interests as
	at 30 December	shares awarded in	shares vested in	shares lapsed in	at 29 December
	2001 (c) (h)	2002 (d)	2002 (e)	2002 (e)	2002 (f) (g)

J F Brock (a)	332,901	128,591	80,892	7,194	373,406
D J Kappler	264,011	85,581	73,587	6,544	269,461
R J Stack	207,269	76,371	52,269	4,648	226,723
H T Stitzer (b)	239,983	90,079	61,565	5,600	262,897
J M Sunderland	434,402	151,627	110,885	9,861	465,283

(a) J F Brock resigned as a Director on 19 December 2002. His interests are shown as at his date of resignation rather than as at 29 December 2002.
(b) The awards for the 1999-2001 cycle made to H T Stitzer were made prior to his being appointed as a Director.
(c) Interests as at 30 December 2001 are potential interests shown at their maximum value in respect of the 1999-2001, 2000-2002 and 2001-2003 cycles.
(d) Shares awarded in 2002 relate to the 2002-2004 cycle. The mid-market price on 15 March 2002 when these awards were made was £4.81. Qualifying conditions for these awards are as set out on page 47.
(e) Shares vested in 2002 relate to the release of the shares awarded in respect of the 1999-2001 cycle half of which will be held in trust until 2004. These awards did not vest in full and the remainder of the award lapsed as shown above. The awards were made on 26 March 1999 when the mid-market price was £4.51. The mid-market price on 4 March 2002, when the awards vested, was £4.7075. Qualifying conditions for these awards are as set out on page 47.
(f) Interests as at 29 December 2002 are potential interests shown at their maximum value in respect of Parts I and II of the 2000-2002 cycle and the 2001-2003 and 2002-2004 cycles.
(g) The criteria under which these awards would vest in full are explained on page 47.
(h) Shares deferred into trust in respect of Part II of the 1997-1999 cycle, the 1998-2000 and 1999-2001 cycles are shown in the Directors’ shareholdings table on page 55.
(i) All awards are in shares.
(j) Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2007 at the latest.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 53

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Report on Directors’ Remuneration

Pensions

J M Sunderland and D J Kappler are members of the Cadbury Schweppes Pension Fund (“CSPF”) and the Cadbury Schweppes Supplementary Pension Scheme. These are defined benefit retirement plans with a pension paid on retirement based on salary and length of service. Members contribute 5% of salary and pensionable bonus to CSPF. The target benefit is two-thirds of pensionable earnings (current basic salary and three years average of pensionable bonuses). The normal retirement age is 60.

J F Brock, who resigned on 19 December 2002, R J Stack and H T Stitzer are members of the US Supplemental Executive Retirement Plan (“SERP”) as well as the US cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid on retirement based on salary and length of service. Combined benefits are 50% of a three year average of final pensionable earnings after 15 years’ service and 60% after 25 or more years’ service. R J Stack and H T Stitzer may retire at age 60 without a reduction factor applied to accrued benefits. The SERP has a ten year vesting period and the benefits of these three Executive Directors are fully vested.

Pension/Retirement Arrangements

A	B	C	D	E	F	G
Accrued	Increase in	Transfer	Transfer	Increase in	Increase in	Transfer
pension	accrued	value of	value of	transfer	accrued	value of
at 29	pension	accrued	accrued	value over	pension	the increase
December	during	pension	pension	the year,	during	in accrued
2002	the year	at 29	at 31	less directors’	the year	pension
		December	December	contributions	(net of	(net of
		2002	2001		inflation)	inflation)
less
directors’
contributions
	£000	£000	£000	£000	£000	£000	£000

UK Pension Arrangements
D J Kappler	295	36	4,427	4,258	142	31	446
J M Sunderland	589	72	9,676	8,795	834	63	989

US Pension Arrangements
J F Brock (a) (b)	510	83	5,431	3,220	2,211	72	761
R J Stack (a)	232	30	1,729	1,368	361	25	188
H T Stitzer (a)	345	42	2,326	1,848	478	34	228

(a) The pension arrangements for J F Brock, R J Stack and H T Stitzer are made in US dollars and converted, for the purpose of this table only, at the rate of US$1.60= £1.
(b) J F Brock resigned as a Director on 19 December 2002 and left the Company’s employment on 29 December 2002. Under the standard terms of the US pension plans he is entitled to an immediate pension, calculated by applying an early retirement reduction to his accrued pension entitlement, which may in turn be taken in the form of a single capital lump sum. The actual lump sum payment is calculated by reference to long-dated US Treasury bills at the time of retirement. As a result, the transfer value figures shown for him under columns C and G of the table reflect these early retirement terms and are consistent with the calculation of the lump sum that he is expected to receive in March 2003. In line with the relevant disclosure requirements for Directors who are currently in service, the transfer value shown for
J F Brock as at the start of the year in column D has been calculated assuming that benefits are payable from age 60. Had the same approach been followed at the end of the year, the figures shown in columns C and G would have been £4,179,000 and £586,000 respectively. The actuary of the US Retirement Plans has confirmed that there has been no augmentation to the retirement benefits for JF Brock on his leaving the company.
(c) The accrued pensions represent the amount of the deferred pension that would be payable from age 60 if the Directors left service at the relevant date.
(d) The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer Values published by the Institute of Actuaries and Faculty of Actuaries.

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Directors’ Interests in Ordinary Shares and Share Options

The interests of the Directors in the share capital of the Company are detailed in the table below. The Executive Directors have participated as appropriate in the Share Option Scheme 1984 for Main Board Directors and Senior Executives, in the Share Option Scheme 1986 for Senior Management Overseas, the US and Canada Stock Purchase Plan 1994 and in the Share Option Plan 1994, and each has also had the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based.

Directors' shareholdings

The table below details the interests of the Directors in ordinary shares of 12.5p each.

	As at	As at
	31 December 2001	29 December 2002
	(or date of	(or date of
	appointment	resignation
	if later)	if earlier)

Dr W C G Berndt (a)	–	30,476
D C Bonham	12,000	20,652
R S Braddock	16,000	22,424
J F Brock (b)	811,290	896,038
R M Carr	2,000	4,634
Dr F B Humer (c)	2,086	2,086
D J Kappler	574,858	738,368
R J Stack	513,229	602,406
H T Stitzer	243,612	336,366
J M Sunderland	925,894	1,069,435
D A R Thompson	13,639	16,884
Baroness Wilcox	8,673	10,682

	3,123,281	3,750,451

(a) Dr W C G Berndt was appointed on 16 January 2002.
(b) J F Brock resigned on 19 December 2002.
(c) Dr F B Humer resigned on 17 January 2002.
(d) Directors’ holdings of ordinary shares include shares held in trust under both the LTIP and the BSRP.

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Report on Directors’ Remuneration

Directors’ share options
The table below details the Executive Directors’ share options over ordinary shares of 12.5p each. Non-Executive Directors do not have share options.

Directors’ Share Options

	As at			As at
Name of Director	31 Dec			29 Dec	Exercise	Exercisable
And Scheme	2001	Granted	Exercised	2002	Price £	From	To

J F Brock (a)
(b)	400,000	–	–	400,000	4.09	2 Sep 2003	1 Sep 2010
(b)	400,000	–	–	400,000	4.77	1 Sep 2004	31 Aug 2011
(b)	–	400,000	–	400,000	4.825	24 Aug 2005	23 Aug 2012
(b)	83,296	–	30,000	53,296	2.0457	2 Nov 1997	1 Nov 2004
(b)	90,000	–	–	90,000	2.425	28 Sep 1998	27 Sep 2005
(b)	130,000	–	–	130,000	2.595	28 Sep 1999	27 Sep 2006
(c)	72,882	–	72,882	–	2.2138	15 Oct 1996	14 Oct 2003
(d)	2,636	76	2,712	–	$5.685	22 Apr 2002	3 May 2002
(d)	2,700	–	–	2,700	$5.555	21 Apr 2003	2 May 2003
(d)	–	2,512	–	2,512	$5.9625	19 Apr 2004	30 Apr 2004

	1,181,514			1,478,508

D J Kappler
(b)	300,000	–	–	300,000	4.09	2 Sep 2003	1 Sep 2010
(b)	300,000	–	–	300,000	4.77	1 Sep 2004	31 Aug 2011
(b)	–	300,000	–	300,000	4.825	24 Aug 2005	23 Aug 2012
(b)	100,000	–	100,000	–	2.425	28 Sep 1998	27 Sep 2005
(b)	110,000	–	110,000	–	2.595	28 Sep 1999	27 Sep 2006
(e)	2,974	–	2,974	–	2.018	1 Feb 2002	31 July 2002
(e)	2,932	–	–	2,932	2.352	1 Feb 2003	31 July 2003
(e)	1,010	–	–	1,010	3.414	1 Jan 2004	30 June 2004

	816,916			903,942

R J Stack
(b)	250,000	–	–	250,000	4.09	2 Sep 2003	1 Sep 2010
(b)	250,000	–	–	250,000	4.77	1 Sep 2004	31 Aug 2011
(b)	–	250,000	–	250,000	4.825	24 Aug 2005	23 Aug 2012
(b)	49,978	–	–	49,978	2.0457	2 Nov 1997	1 Nov 2004
(b)	54,000	–	–	54,000	2.425	28 Sep 1998	27 Sep 2005
(b)	90,000	–	–	90,000	2.595	28 Sep 1999	27 Sep 2006
(d)	2,196	64	2,260	–	$5.685	22 Apr 2002	3 May 2002
(d)	2,248	–	–	2,248	$5.555	21 Apr 2003	2 May 2003
(d)	–	2,096	–	2,096	$5.9625	19 Apr 2004	30 Apr 2004
(f)	29,598	–	29,598	–	2.1379	14 Oct 1995	13 Oct 2002
(f)	49,976	–	–	49,976	2.2138	1 Oct 1996	30 Sep 2003

	777,996			998,298

H T Stitzer
(b)	275,000	–	–	275,000	4.09	2 Sep 2003	1 Sep 2010
(b)	275,000	–	–	275,000	4.77	1 Sep 2004	31 Aug 2011
(b)	–	300,000	–	300,000	4.825	24 Aug 2005	23 Aug 2012

	550,000			850,000

J M Sunderland
(b)	500,000	–	–	500,000	4.09	2 Sep 2003	1 Sep 2010
(b)	500,000	–	–	500,000	4.77	1 Sep 2004	31 Aug 2011
(b)	–	500,000	–	500,000	4.825	24 Aug 2005	23 Aug 2012
(b)	135,356	–	–	135,356	2.0457	2 Nov 1997	1 Nov 2004
(b)	130,000	–	130,000	–	2.425	28 Sep 1998	27 Sep 2005
(b)	200,000	–	–	200,000	2.595	28 Sep 1999	27 Sep 2006
(e)	2,932	–	–	2,932	2.352	1 Feb 2003	31 July 2003
(e)	3,117	–	–	3,117	3.248	1 Feb 2006	31 July 2006

	1,471,405			1,841,405

(a)	J F Brock resigned on 19 December 2002. His interests are shown as at his date of resignation rather than as at 29 December 2002.
(b)	Share Option Plan 1994.
(c)	Share Option Scheme 1986 for Senior Management Overseas.
(d)	US and Canada Employee Stock Purchase Plan 1994.
(e)	Savings-Related Share Option Scheme 1982.
(f)	Share Option Scheme 1984 for main Board Directors and Senior Executives.
(g)	No options lapsed during the year.
(h)	No payment was made on the granting of any of these options.

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Details of individual exercises of options during the year, together with the market price of the shares and total notional gain at the date of exercise, are given in the table below:

Exercises of Options

				Mid-market
				price
	Number of		Exercise	on date	Notional
	Options		price	of exercise	gain
	exercised	Name of option plan	per share	£	£

J F Brock (a)	30,000	Share Option Plan 1994	£2.0457	5.185	94,179
	72,882	Share Option Scheme 1986	£2.2138	4.76	185,572
	2,712	US and Canada Employee Stock	US$5.685	5.3425	3,991
		Purchase Plan 1994

D J Kappler	2,974	Savings Related Share	£2.018	4.3525	6,942
		Option Scheme 1982
	100,000	Share Option Plan 1994	£2.425	4.90	247,500
	110,000	Share Option Plan 1994	£2.595	4.90	253,550

R J Stack	2,260	US and Canada Employee Stock	US$5.685	5.3425	3,325
		Purchase Plan 1994
	29,598	Share Option Scheme 1984	£2.1379	5.1175	88,190

J M Sunderland	130,000	Share Option Plan 1994	£2.425	5.155	354,900

The total notional gains on exercise amounted to £1,238,149 (2001: £229,770).
(a)	J F Brock resigned on 19 December 2002.
(b)	Exercise periods for these options are shown on page 56.

The market prices of ordinary shares at 31 December 2001 and 27 December 2002, the first and last dealing days in the financial year, were £4.38 and £3.82 respectively. The range during the year was from £3.7825 to £5.3425.

As a consequence of the establishment of the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (“QUEST”) (see Note 30 to the Financial Statements) the Executive Directors, as potential beneficiaries, are treated as being interested in any dealings in the Company’s ordinary shares by the QUEST. During the period 30 December 2001 to 3 March 2003 the QUEST acquired a total of 5,799,218 ordinary shares in the Company by subscription at prices between £3.12 and £5.31 per share. Those ordinary shares were all transferred by the QUEST to individuals who had exercised options under the Savings-Related Share Option Scheme 1982. At 3 March 2003 the QUEST held no ordinary shares in the Company.

The following Directors have interests in the Common Stock of US$0.01 each of Dr Pepper/Seven Up Bottling Group, Inc (“DPSUBG”) (the holding company of the Group’s American bottling operations) in which the Company has an ultimate 40.4% interest: J F Brock 2,500; D J Kappler 500; R J Stack 250 and H T Stitzer 2,500. J F Brock, who resigned on 19 December 2002, held options over 22,833 shares of Common Stock of DPSUBG, 9,000 options granted on 18 May 1998 and 13,833 options granted on 14 June 2000, all of which expired when he resigned.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 57

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Report on Directors’ Remuneration

There were the following changes in the interests of Directors between 30 December 2002 and 3 March 2003:

D J Kappler exercised a Savings-Related Share Option Scheme 1982 (“SAYE”) option (with an exercise period of 1 February 2003 to 31 July 2003) over 2,932 ordinary shares on 3 February 2003. The option price was £2.352 per share and the market price was £3.31 per share, giving a notional gain of £2,809.

J M Sunderland exercised an SAYE 1982 option (with an exercise period of 1 February 2003 to 31 July 2003) over 2,932 ordinary shares on 6 February 2003. The option price was £2.352 per share and the market price was £3.285 per share, giving a notional gain of £2,735.

R J Stack disposed of 11,490 ordinary shares on 19 February 2003 at a price of £3.25 per share.

H T Stitzer disposed of 38,744 ordinary shares on 20 February 2003 at a price of £3.17 per share.

Save as disclosed, there have been no other changes in the interests of the Directors between 30 December 2002 and 3 March 2003.

All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group.

The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.

By Order of the Board
R S Braddock
Chairman of the Remuneration Committee
3 March 2003

58 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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Report & Accounts and Form 20-F 2002 Cadbury Schweppes 59

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Financial Record

Group Financial Record

	2002	2001
	£m	£m

Turnover and Profit

Turnover – Continuing operations (a)(b)
North America Beverages	1,811	1,757
Europe Beverages	717	515
Europe Confectionery	1,546	1,445
Americas Confectionery	252	312
Asia Pacific	642	625
Africa, India and Middle East	320	297
Central and Other	10	9

	5,298	4,960

Operating Profit excluding major restructuring costs, goodwill amortisation, and operating profit in associates
– Continuing operations (a)
North America Beverages	548	541
Europe Beverages	140	91
Europe Confectionery	247	212
Americas Confectionery	20	44
Asia Pacific	99	109
Africa, India and Middle East	44	33
Central and Other	(115)	(100)

	983	930
Discontinued operations (f)	–	–
Major restructuring costs (c)(d)	(53)	(53)
Exceptional items	–	–
Goodwill amortisation	(64)	(46)

Group Operating Profit	866	831
Share of operating profit in associates	58	57

Total Operating Profit including associates	924	888
Profit on sale of subsidiaries, investments and fixed assets	12	31
Net interest	(106)	(106)

Profit on ordinary activities before Taxation	830	813
Taxation (e)	(255)	(241)
Minority interests	(27)	(30)

Profit for the Financial Year	548	542
Dividends paid and proposed to ordinary shareholders	(230)	(222)

Profit Retained for the Financial Year	318	320

(a)  Analysis of discontinued operations is not given as it is not considered material.
(b)  Restated to comply with the new definition of net sales adopted by the Group in 2002 for the years 2000 and 2001. The comparative years 1993 to 1999 have not been restated as it is impracticable to do so.
(c)  Includes acquisition-related restructuring from 1995 onwards (prior to this such costs were included in goodwill).
(d)  Restated to comply with FRS 12 for the years 1994 and 1995.
(e)  Restated to comply with FRS 19 for the years 1999 and 2000.
(f)   Discontinued operations represent the Group’s former UK bottling operations in 1997 and beverages brands disposed of in 1999.

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2000	1999	1998	1997	1996	1995	1994	1993
£m	£m	£m	£m	£m	£m	£m	£m

1,179	1,264	1,129	1,088	1,075	985	534	458
443	470	436	447	501	546	481	503
1,362	1,401	1,396	1,376	1,392	1,296	1,246	1,125
305	286	265	267	263	126	97	53
553	535	493	561	604	564	531	501
268	271	264	295	257	246	211	210
8	7	16	37	5	27	47	41

4,118	4,234	3,999	4,071	4,097	3,790	3,147	2,891

403	332	285	265	251	223	113	79
78	62	52	40	35	37	44	48
200	198	194	184	172	169	157	143
44	41	43	40	33	21	19	12
98	92	75	73	82	71	63	65
28	29	30	36	31	22	25	22
(76)	(69)	(63)	(39)	(40)	(36)	(44)	(43)

775	685	616	599	564	507	377	326
–	16	26	29	148	142	151	129
(49)	(64)	(23)	(26)	(45)	(38)	(17)	(19)
–	–	(68)	–	–	–	–	–
(13)	(3)	–	–	–	–	–	–

713	634	551	602	667	611	511	436
65	35	38	31	31	28	15	13

778	669	589	633	698	639	526	449
27	350	38	412	–	14	–	10
(49)	(61)	(57)	(64)	(110)	(116)	(42)	(43)

756	958	570	981	588	537	484	416
(224)	(208)	(181)	(261)	(180)	(158)	(155)	(129)
(36)	(101)	(41)	(35)	(72)	(68)	(61)	(50)

496	649	348	685	336	311	268	237
(209)	(202)	(194)	(182)	(171)	(159)	(131)	(117)

287	447	154	503	165	152	137	120

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Financial Record

Group Financial Record continued

	2002	2001
	£m	£m

Cash Flows

Cash flow from operating activities and associates	1,109	1,139
Capital expenditure, net	(251)	(233)
Taxation, returns on investments and servicing of finance	(320)	(295)
Ordinary dividends	(223)	(214)

Free cash flow	315	397
Acquisitions, disposals and Employee Trust share purchases	(610)	(800)

Cash flow before use of liquid resources and financing	(295)	(403)

Balance Sheets

Assets employed
Intangible fixed assets and goodwill	3,919	3,721
Tangible fixed assets	1,351	1,209
Fixed asset investments	545	555
Current Assets (d)	1,580	1,483

Total assets	7,395	6,968
Total creditors, excluding borrowings	(1,844)	(1,756)
Provisions (a)(b)	(419)	(392)

	5,132	4,820

Financed by
Net borrowings	1,846	1,637
Minority interests (b)	266	303
Preference share capital (c)	–	–
Called-up share capital	257	256
Share premium account	1,050	1,019
Ordinary shareholders’ funds (b)	1,713	1,605

	5,132	4,820

(a) Restated to comply with FRS 12 for the years 1994 and 1995.
(b) Restated to comply with FRS 19 for the years 1999 and 2000.
(c) Stated at redemption value.
(d) Current assets include stock and debtors. Cash and short term investments are netted off against net borrowings.

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2000	1999	1998	1997	1996	1995	1994	1993
£m	£m	£m	£m	£m	£m	£m	£m

927	837	698	733	869	791	674	612
(101)	(108)	(143)	(204)	(256)	(227)	(222)	(183)
(222)	(241)	(212)	(205)	(327)	(308)	(243)	(148)
(203)	(196)	(186)	(167)	(149)	(55)	(123)	(96)

401	292	157	157	137	201	86	185
(1,104)	125	(79)	36	(153)	(1,170)	(84)	(480)

(703)	417	78	193	(16)	(969)	2	(295)

3,163	1,725	1,607	1,575	1,547	1,689	522	546
1,106	1,091	1,126	1,221	1,398	1,432	1,346	1,288
456	385	171	73	69	60	200	196
1,381	1,202	1,169	1,130	1,327	1,285	1,067	987

6,106	4,403	4,073	3,999	4,341	4,466	3,135	3,017
(1,689)	(1,334)	(1,269)	(1,129)	(1,338)	(1,316)	(1,044)	(1,052)
(350)	(352)	(158)	(239)	(89)	(102)	(107)	(98)

4,067	2,717	2,646	2,631	2,914	3,048	1,984	1,867

1,229	182	506	649	1,227	1,344	351	357
293	383	297	306	387	371	128	145
–	–	–	–	104	113	180	192
255	253	254	252	250	248	209	208
991	942	916	878	838	807	717	704
1,299	957	673	546	108	165	399	261

4,067	2,717	2,646	2,631	2,914	3,048	1,984	1,867

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Financial Record

Financial Ratios

			2002	2001

Earnings per
Ordinary Share (“EPS”) (a)(b)	Basic	pence	27.4	27.0
	Diluted	pence	27.2	26.7
	Underlying	pence	32.0	30.0
Dividends per
Ordinary Share (a)		pence	11.5	11.0
Interest cover		times	8.7	8.4
Dividend cover		times	2.8	2.7
Gearing ratio (b)%			61	56
Turnover (c)	Continuing operations	£m	5,298	4,960
	Discontinued operations (d)	£m	–	–
Operating profit (e)(f)	Continuing operations	£m	983	930
	Discontinued operations (d)	£m	–	–
Operating assets	Continuing operations	£m	1,399	1,264
	Discontinued operations (d)	£m	–	–
Operating margin(c)(e)	Continuing operations	%	18.5	18.8
Operating asset
turnover(c)	Continuing operations	times	4.0	3.9

Profit for the Financial Year excluding exceptional items, major restructuring costs, goodwill amortisation, disposal gains and losses
Underlying EPS
Weighted average number of ordinary shares in issue

Total operating profit including associates and
excluding exceptional items
Interest cover
Net interest charge

Underlying earnings per ordinary share
Dividend cover
Dividend per ordinary share

Net borrowings
Gearing ratio
Ordinary shareholders’ funds + Equity minority interests

Operating assets	Tangible fixed assets, stock, debtors and creditors after excluding post-acquisition restructuring and pension provisions, borrowings, taxation and dividends

Operating profit (e)(f)
Operating margin
Turnover (c)

Turnover (c)
Operating assets
turnover	Average operating assets

(a)  The Company undertook a two for one share split in May 1999. The number of shares used in calculating dividends per share and earnings per share has been restated for prior periods.
(b)  Restated to comply with FRS 19 for the years 1999 and 2000.
(c)  Restated to comply with the new definition of net sales adopted by the Group in 2002 for the years 2000 and 2001. The comparative years 1993 to 1999 have not been restated as it is impracticable to do so.
(d)  Discontinued operations represent the Group’s former UK bottling operations in 1997 and beverages brands disposed of in 1999.
(e)  Excluding major restructuring costs, goodwill amortisation, operating profit on associates and exceptional items.
(f)  After stating preference shares at their redemption value.

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2000	1999	1998	1997	1996	1995	1994	1993

24.8	32.0	17.1	34.0	16.9	16.2	16.1	14.7
24.5	31.7	16.9	33.7	16.2	15.5	15.4	14.6
25.8	22.8	20.4	19.1	18.3	16.9	16.9	16.2

10.5	10.0	9.5	9.0	8.5	8.0	7.5	6.9
16.0	11.0	11.5	9.9	6.3	5.5	12.5	10.4
2.5	2.3	2.1	2.1	2.1	2.0	2.2	2.1
48	8	27	37	91	100	24	27
4,118	4,234	3,999	4,071	4,097	3,791	3,148	2,892
–	67	107	149	1,018	985	882	833
775	685	616	599	564	506	377	328
–	16	26	29	148	143	151	127
1,248	1,208	1,269	1,312	1,281	1,320	1,136	1,002
–	–	5	2	216	201	318	369
18.8	16.2	15.4	14.7	13.8	13.3	12.0	11.3

3.3	3.5	3.1	3.1	3.2	3.1	2.9	2.9

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Financial Record

US GAAP Financial Record

The Financial Statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A reconciliation to US GAAP is set out in Notes 31 and 32 to the Financial Statements.

	2002	2002	2001	2000	1999	1998
	US$m	£m	£m	£m	£m	£m
	(except per share data and number of shares outstanding)

Amounts in Accordance
with US GAAP
Turnover (c)	7,959	5,298	4,960	4,118	4,234	3,999
Operating profit from
continuing operations (a)(b)	1,499	998	758	612	539	470
Profit from continuing
operations (b)	848	565	493	383	594	257
Profit for the Financial Year (a)	848	565	493	383	594	257

Basic earnings per ADR from
continuing operations (b)	1.69	1.13	0.98	0.77	1.17	0.51
Basic earnings per ADR	1.69	1.13	0.98	0.77	1.17	0.51
Diluted earnings per ADR	1.68	1.12	0.97	0.76	1.16	0.50
Dividends per ADR	n/a	0.46	0.44	0.42	0.39	0.38
Dividends per ADR in US$	n/a	0.69	0.64	0.64	0.63	0.63

Net assets	6,255	3,909	3,930	3,676	3,547	3,178
Total assets	13,535	8,460	8,007	6,776	5,837	5,568
Long-term debt	3,690	2,306	1,399	417	311	499
Called up share capital	411	257	256	255	253	254
Share premium account	1,680	1,050	1,019	991	942	916
Shareholders’ funds	5,828	3,643	3,630	3,386	3,164	2,882
Number of shares outstanding (m)		2,057	2,047	2,039	2,021	2,036

(a)  Operating profit is stated for each year after major restructuring charges, goodwill amortisation and operating profit on associates.
(b)  Discontinued operations represent the Group’s former UK bottling operations sold in 1998. The beverages brands disposed in 1999 are not included as discontinued operations under US GAAP as they do not constitute a separate business segment.
(c)  Restated to comply with the new definition of net sales adopted by the Group in 2002 for comparative years 2001 and 2000. The comparative years 1998 and 1999 have not been restated as it is impracticable to do so.

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Report & Accounts and Form 20-F 2002 Cadbury Schweppes 67

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Financial Statements

Statement of Directors’ responsibilities in relation to the Financial Statements

The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the Group’s profit or loss and cash flows for the financial year.

The Directors consider that in preparing the financial statements the Company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Auditors’ Report

Independent Auditors’ Report to the Members of Cadbury Schweppes plc
 We have audited the financial statements of Cadbury Schweppes plc for the year ended 29 December 2002, which comprise the Group and Company Balance Sheets at 29 December 2002 and 30 December 2001, the Group Profit and Loss Accounts, the Group Cash Flow Statements, the Statements of Total Recognised Gains and Losses and the Reconciliation of Movements in Shareholders’ Funds for the years ended 29 December 2002, 30 December 2001, and 31 December 2000, and the related notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Report on Directors’ Remuneration that is described as having been audited.

Respective responsibilities of Directors and auditors

As described in the Statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Report & Accounts and Form 20-F including the Report on Directors’ Remuneration. Our responsibility is to audit the financial statements and the part of the Report on Directors’ Remuneration described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to

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consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Report of the Directors and the other information contained in the Report & Accounts and Form 20-F for the year ended 29 December 2002 as described in the contents section including the unaudited part of the Report on Directors’ Remuneration, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with generally accepted auditing standards in the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Directors’ Remuneration described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report on Directors’ Remuneration described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report on Directors’ Remuneration described as having been audited.

UK Opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group at 29 December 2002 and of the profit of the Group for the year then ended; and
•	the financial statements and the part of the Report on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US Opinion

In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 29 December 2002 and 30 December 2001 and the consolidated results of its operations and cash flows for the years ended 29 December 2002, 30 December 2001 and 31 December 2000 in conformity with accounting principles generally accepted in the United Kingdom.

As explained in Note 1 to the financial statements, the Group has given retroactive effect to the classification of certain sales incentives and marketing promotion programmes as a reduction to turnover, rather than as a trading expense.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended 29 December 2002, 30 December 2001 and 31 December 2000 and the determination of shareholders’ equity at 29 December 2002 and 30 December 2001, to the extent summarised in Note 31 to the financial statements.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London
3 March 2003

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	Financial Statements

	Group Profit and Loss Account for the 52 weeks ended 29 December 2002 (Note 1)

				2001		2000
		2002		restated		restated
Notes		£m		£m		£m

	Turnover (a)	5,298		4,960		4,118
	Operating costs
	Trading expenses	(4,315)		(4,030)		(3,343)
	Goodwill amortisation	(64)		(46)		(13)
	Major restructuring costs	(53)		(53)		(49)
3		(4,432)		(4,129)		(3,405)

3	Group Operating Profit	866		831		713
12	Share of operating profit in associates	58		57		65

	Total Operating Profit Including Associates	924		888		778
	Profit on disposal of fixed assets	9		–		–
2	Profit on sale of subsidiaries and investments	3		31		27

	Profit on Ordinary Activities before Interest	936		919		805
6	Net interest	(106)		(106)		(49)

3	Profit on Ordinary Activities before Taxation	830		813		756
7	Taxation
	– On operating profit, associates and interest	(253)		(240)		(224)
	– On profit on sale of fixed assets, subsidiaries
	and investments	(2)		(1)		–
		(255)		(241)		(224)

	Profit on Ordinary Activities after Taxation	575		572		532
22	Equity minority interests	(3)		(5)		(12)
22	Non-equity minority interests	(24)		(25)		(24)

	Profit for the Financial Year	548		542		496
8	Dividends paid and proposed to ordinary shareholders	(230)		(222)		(209)

21	Profit Retained for the Financial Year	318		320		287

9	Earnings per Ordinary Share of 12.5p
	Basic	27.4	p	27.0	p	24.8	p
	Diluted	27.2	p	26.7	p	24.5	p
	Underlying	32.0	p	30.0	p	25.8	p

(a) The geographical analysis of turnover and operating profit is on page 74 and shows operating profit from operations of £983 million (2001: £930 million ; 2000: £775 million) which excludes major restructuring costs and goodwill amortisation.

The accompanying notes are an integral part of the Group Profit and Loss Account.

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	Recognised Gains and Losses for the 52 weeks ended 29 December 2002 (Note 1)

	Statement of Total Recognised Gains and Losses

		2002	2001	2000
Notes		£m	£m	£m

	Cadbury Schweppes plc (a)	116	354	60
	Subsidiary undertakings	404	163	407
	Associated undertakings	28	25	29

	Profit for the Financial Year	548	542	496
	Net currency translation differences	(217)	–	63
	Writedown on previously revalued assets	–	(3)	–

	Total Recognised Gains and Losses for the Year	331	539	559

	(a) Includes remitted dividends from subsidiary undertakings.

	Reconciliation of Movements in Shareholders’ Funds

		2002	2001	2000
		£m	£m	£m

	Shareholders’ Funds at beginning of Year	2,880	2,545	2,152
	Total recognised gains and losses for the Year	331	539	559
	Dividends to ordinary shareholders	(230)	(222)	(209)
	New share capital subscribed	26	18	43
2	Goodwill written back to the profit and loss account
	on disposal of subsidiary	13	–	–

	Net increase in Shareholders’ Funds	140	335	393

	Shareholders’ Funds at end of Year	3,020	2,880	2,545

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Financial Statements

Balance Sheets at 29 December 2002 (Note 1)

			Group		Company

		2002	2001	2002	2001
Notes		£m	£m	£m	£m

	Fixed Assets
10	Intangible assets and goodwill	3,919	3,721	–	–
11	Tangible assets	1,351	1,209	131	79
12	Investments in associates	308	309	9	11
12	Investments	237	246	5,555	4,445

		5,815	5,485	5,695	4,535

	Current Assets
13	Stocks	528	487	–	–
14	Debtors
	– Due within one year	970	908	101	152
	– Due after one year	82	88	22	9
19	Investments	297	323	–	–
19	Cash at bank and in hand	175	134	–	–

		2,052	1,940	123	161
	Current Liabilities
	Creditors: amounts falling due within one year
19	– Borrowings	(790)	(695)	(1,764)	(1,686)
15	– Other	(1,795)	(1,694)	(381)	(361)

	Net Current Liabilities	(533)	(449)	(2,022)	(1,886)

	Total Assets less Current Liabilities	5,282	5,036	3,673	2,649

	Non-Current Liabilities
	Creditors: amounts falling due after more than
	one year
19	– Borrowings	(1,528)	(1,399)	(985)	(1,109)
15	– Other	(49)	(62)	–	–
16	Provisions for liabilities and charges	(419)	(392)	(1)	–

		(1,996)	(1,853)	(986)	(1,109)

	Net Assets	3,286	3,183	2,687	1,540

	Capital and Reserves
21	Called up share capital	257	256	257	256
21	Share premium account	1,050	1,019	1,050	1,019
21	Revaluation reserve	59	59	1	1
21	Other reserves	90	90	1,249	90
21	Profit and loss account	1,564	1,456	130	174

	Shareholders’ Funds	3,020	2,880	2,687	1,540

	Minority Interests
22	Equity minority interests	16	28	–	–
22	Non-equity minority interests	250	275	–	–

		266	303	–	–

	Total Capital Employed	3,286	3,183	2,687	1,540

	On behalf of the Board
	Directors: D C Bonham
	D J Kappler
	3 March 2003
	The accompanying notes are an integral part of the Balance Sheets.

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Group Cash Flow Statement for the 52 weeks ended 29 December 2002 (Note 1)

		2002	2001	2000
Notes		£m	£m	£m

26	Cash flow from operating activities	1,096	1,101	908
	Dividends received from associates	13	38	19
	Returns on investments and servicing of finance
	Interest paid	(124)	(173)	(37)
	Interest received	50	81	8
	Dividends paid to minority interests	(25)	(25)	(29)
		(99)	(117)	(58)
	Taxation	(221)	(178)	(164)

	Capital expenditure and financial investment
	Purchases of fixed assets	(288)	(239)	(126)
	Disposals of fixed assets	37	6	25
	Sale/(purchases) of shares by the Employee Trust	14	(86)	(65)
		(237)	(319)	(166)
	Acquisitions and disposals
23	Acquisitions of businesses	(628)	(798)	(1,078)
	Net proceeds from sale of subsidiaries and investments	4	84	39
		(624)	(714)	(1,039)
	Dividends paid to ordinary shareholders	(223)	(214)	(203)

	Cash outflow before use of liquid resources
	and financing	(295)	(403)	(703)

	Management of liquid resources
	Net change in commercial paper investments	–	–	(3)
	Net change in bank deposits	14	31	22
	Net change in bond investments	2	(5)	93
	Net change in equity and non-equity investments	6	3	(50)
		22	29	62
	Financing
21	Issues of ordinary shares	26	18	43
	Share repurchases	–	–	(7)
	Proceeds of new borrowings	836	1,532	1,078
	Borrowings repaid	(558)	(1,170)	(487)
	Proceeds of finance leases	–	–	1
	Capital element of finance leases repaid	(2)	(7)	(5)
	Net cash inflow from financing	302	373	623

	Increase/(decrease) in cash	29	(1)	(18)

	Free cash flow
	Cash outflow before use of liquid resources and financing	(295)	(403)	(703)
	Add back:
	Cash flows from acquisitions and disposals	624	714	1,039
	(Sale)/purchases of shares by the Employee Trust	(14)	86	65

		315	397	401

	The accompanying notes are an integral part of the Cash Flow Statement.

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Financial Statements

Geographical Analysis for the 52 weeks ended 29 December 2002 (Note 1)

		Operating	Operating	Operating
	Turnover	Profit(a)	Assets (b)	Margin (a)
2002 – Continuing Operations	£m	£m	£m	%

North America Beverages	1,811	548	266	30.3
Europe Beverages	717	140	153	19.5
Europe Confectionery	1,546	247	512	16.0
Americas Confectionery	252	20	81	7.9
Asia Pacific	642	99	274	15.4
Africa, India and Middle East	320	44	139	13.8

	5,288	1,098	1,425	20.8
Central and Other	10	(115)	(25)	n/a

	5,298	983	1,400	18.5

		Operating	Operating	Operating
	Turnover	Profit (a)	Assets (b)	Margin (a)
	restated			restated
2001 – Continuing Operations	£m	£m	£m	%

North America Beverages	1,757	541	248	30.8
Europe Beverages	515	91	87	17.7
Europe Confectionery	1,445	212	472	14.7
Americas Confectionery	312	44	101	14.1
Asia Pacific	625	109	247	17.4
Africa, India and Middle East	297	34	87	11.4

	4,951	1,031	1,242	20.8
Central and Other	9	(101)	22	n/a

	4,960	930	1,264	18.8

		Operating	Operating	Operating
	Turnover	Profit (a)	Assets (b)	Margin (a)
	restated			restated
2000 – Continuing Operations	£m	£m	£m	%

North America Beverages	1,179	403	197	34.2
Europe Beverages	443	78	43	17.6
Europe Confectionery	1,362	200	568	14.7
Americas Confectionery	305	44	111	14.4
Asia Pacific	553	98	232	17.7
Africa, India and Middle East	268	28	115	10.4

	4,110	851	1,266	20.7
Central and Other	8	(76)	(18)	n/a

	4,118	775	1,248	18.8

(a) Total operating profit including associates adjusted to exclude major restructuring costs of £53 million in 2002, £53 million in 2001and £49 million in 2000, goodwill amortisation of £64 million in 2002, £46 million in 2001and £13 million in 2000, and operating profit on associates of £58 million in 2002, £57 million in 2001 and £65 million in 2000.

(b) Operating assets include tangible fixed assets, stock, debtors and creditors after excluding post-acquisition restructuring and pension provisions, borrowings, taxation and dividends.

Turnover and operating profit are recorded by origin. There is no material difference between this classification and turnover and operating profit by destination. The turnover and operating margins for 2000 and 2001 have been restated in line with the change in Group Accounting Policy on Turnover (see Note 1). Additionally the 2000 numbers have been restated for revised allocations of central sales and costs in 2001. The effect on prior years is not material.

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Supplementary Reportable Geographical Information

			2002	2001	2000
			£m	£m	£m

Depreciation and Amortisation
North America Beverages			38	33	23
Europe Beverages			19	13	13
Europe Confectionery			70	70	70
Americas Confectionery			9	13	11
Asia Pacific			28	22	21
Africa, India and Middle East			12	12	13

			176	163	151
Central and Other			54	45	15

			230	208	166

			2002	2001	2000
			£m	£m	£m

Capital Expenditure
North America Beverages			52	47	17
Europe Beverages			36	13	9
Europe Confectionery			63	49	50
Americas Confectionery			13	12	12
Asia Pacific			39	47	18
Africa, India and Middle East			18	10	8

			221	178	114
Central and Other			58	62	12

			279	240	126

			2002	2001	2000
			£m	£m	£m

Total Assets
North America Beverages			1,061	1,106	831
Europe Beverages			489	374	244
Europe Confectionery			1,080	964	1,004
Americas Confectionery			127	162	160
Asia Pacific			499	459	411
Africa, India and Middle East			274	180	206

			3,530	3,245	2,856
Central and Other			4,337	4,180	3,758

			7,867	7,425	6,614

Supplementary Geographical Information

			Turnover		Fixed Assets

	2002	2001	2000	2002	2001
		restated	restated
	£m	£m	£m	£m	£m

UK	951	917	936	693	655
USA	1,786	1,740	1,161	1,749	1,868
Australia	526	505	440	189	188
France	548	395	284	91	93
All others	1,487	1,403	1,297	3,093	2,681

	5,298	4,960	4,118	5,815	5,485

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 75

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Financial Statements

Notes to the Financial Statements

1 Nature of Operations and Accounting Policies

(a) Nature of operations and geographical results
Cadbury Schweppes plc (the “Company”) and its subsidiary and associated undertakings (the “Group”) are principally engaged in the manufacture and distribution for sale of branded beverages and confectionery, and related foods, supplied through wholesale and retail outlets of the confectionery, licensed, catering and grocery trades in almost 200 countries throughout the world. The Group is focused on the beverages and confectionery businesses, two closely related consumer markets, and manages an extensive portfolio of brands.

Significant measures used by management in assessing geographical performance include sales, operating profit (before major restructuring costs and goodwill amortisation) and operating margins (before major restructuring costs and goodwill amortisation). The basis of accounting for these measures is UK generally accepted accounting principles. Transactions between reportable segments are not material.

In 2002, the Group operated in six business regions which were managed separately due to their geographical locations and their product portfolio.

(b) Accounting convention
The financial statements are prepared under the historical cost convention modified for the revaluation of certain land and buildings. The financial statements are prepared in accordance with applicable accounting standards all of which have been applied consistently throughout the three years ended 29 December 2002, other than as stated below:

In 2002 the Group made the following change to Accounting Policies:

In 2002 the Group adopted, for UK and US reporting purposes, the Financial Accounting Standards Board’s Emerging Issues Task Force (the EITF) Issue No. 00–25, “Vendor Income Statement Characterisation of Consideration Paid to a Reseller of the Vendor’s Products,” and Issue No. 00–14, “Accounting for Certain Sales Incentives,” which were codified along with other similar issues, into Issue 01–09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” in April 2001. This resulted in a restatement of Group turnover for 2001 and 2000 to reflect these new accounting provisions. EITF Issue 01–09 clarifies the Profit and Loss Account classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as trading expenses to be reflected as a reduction of turnover. As a result of applying the provisions of EITF 01–09, the Group turnover and trading expenses have been restated by £457 million for 2000 and £559 million in 2001. This had no effect on Group operating profit or net earnings.

(c) Financial year
The financial statements are made up to the Sunday nearest to 31 December. Periodically this results in a financial year of 53 weeks. The profit and loss accounts cover the 52 weeks from 31 December 2001 to 29 December 2002, the 52 weeks from 1 January 2001 to 30 December 2001, and the 52 weeks from 3 January 2000 to 31 December 2000. The balance sheets for 2002 and 2001 have been drawn up as at 29 December 2002 and 30 December 2001 respectively.

(d) Basis of consolidation
The financial statements are presented in the form of Group financial statements and no profit and loss account is presented for Cadbury Schweppes plc itself as the exemption in Section 230 of the Companies Act 1985 applies.

The Group financial statements consolidate the accounts of the parent company and its subsidiary undertakings after eliminating internal transactions and recognising the minority interests in those subsidiary undertakings.

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(e) Acquisition or disposal of subsidiary undertakings
Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control and those of undertakings disposed of up to the effective date of disposal. For this purpose the separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control.

(f) Foreign currencies
The consolidated financial statements are prepared in pounds sterling. The functional currency of each of the company’s subsidiaries is the local currency in which each subsidiary is located.

Assets and liabilities in foreign currencies are translated into sterling at the rates ruling at the end of the financial year except when covered by an open foreign exchange contract in which case the rate of exchange specified in the contract is used.

Differences on exchange arising from the translation of both the opening balance sheets of overseas subsidiary undertakings (date of control in case of acquisition during the year) and foreign currency borrowings used to finance or hedge long-term foreign investments are taken directly to reserves. All other profits and losses on exchange are credited or charged to the profit and loss account.

The results of overseas subsidiary undertakings are translated into sterling at monthly average rates. The exchange differences arising as a result of restating net assets to closing rates are dealt with as movements on reserves.

(g) Turnover
This represents the invoiced value of sales (net of trade discounts, sales incentives, upfront payment, slotting fees and other non-discretionary payments) and royalties excluding inter-company sales, value added tax and sales taxes. Revenue is recognised when persuasive evidence of an arrangement with a customer exists, delivery has occurred, the price is fixed or determinable and collection of the amount due is reasonably assured.

(h) Research and development expenditure
Expenditure is written off in the financial year in which it is incurred.

(i) Major Restructuring Costs
The Group classifies major restructuring costs separately within operating costs. Major restructuring costs are non-recurring expenditure arising on the acquisition of businesses, or from significant reorganisation within one of our existing businesses.

(j) Earnings per Ordinary Share
Basic Earnings per Ordinary Share (“EPS”) is calculated by dividing the profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share options).

Underlying EPS represents Basic EPS, adjusted in order to exclude goodwill amortisation, major restructuring costs (net of tax) and profits and losses on disposal of fixed assets, subsidiaries and investments.

The Group considers underlying earnings per share to be a more reliable measure of business performance than basic earnings per share because it removes the impact of non-recurring and non-operational items in the year such as major restructuring costs, exceptional items and goodwill amortisation, from the underlying performance of the business.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 77

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Financial Statements

Notes to the Financial Statements

1 Nature of Operations and Accounting Policies continued

(k) Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.

(l) Stocks
Stocks are valued at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels.

(m) Tangible fixed assets
Depreciation is charged on the original cost or subsequent valuation of assets (excluding freehold land and assets in course of construction). The principal rates, using the straight line method, are as follows:

Freehold buildings and long leasehold properties			2.5%
Plant and machinery			10%
Vehicles	12.5%	-	20%
Office equipment			20%
Computer software	12.5%	-	33%

Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.

In specific cases higher depreciation rates are used e.g. high speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor. The rates used overseas are not materially different from the rates used above, but they vary according to local conditions and requirements. The Company capitalises costs associated with software that is ready for service and software developed or obtained for internal use when both the preliminary project stage is completed and the Company’s management has authorised further funding for the project which it deems probable of completion and use for the function intended.

Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Impairment reviews of tangible fixed assets are carried out when the Directors believe there is an impairment risk, and carrying amounts may not be recoverable.

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(n) Fixed assets held under leases
Where assets are financed by leasing agreements that give rights approximating to ownership (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the profit and loss account on the same basis as shown above. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.

(o) Revaluation of properties
Prior to 1999, freehold and leasehold properties were revalued every five years. Any overall surplus over book value was credited to the revaluation reserve and any overall deficit below historical cost was charged to the profit and loss account in the year of revaluation. On adoption of FRS 15 in 1999 the Group decided that no further revaluations would be undertaken. Transfers are made to retained profits each year in order to amortise surpluses over the remaining useful lives of the properties. On disposal the profit or loss is calculated by reference to the net book value and any unamortised revaluation surplus is transferred from revaluation reserves to retained profits.

(p) Intangibles and goodwill
Intangibles represent significant owned brands acquired since 1985 valued at historical cost. No amortisation is charged as the annual results reflect significant expenditure in support of these brands and the carrying values are reviewed on an annual basis for any impairment in value. Acquired brand values are calculated based on the Group’s valuation methodology, which is based on an internal valuation of discounted cash flows.

Prior to 1998, goodwill, being any excess of the consideration over fair value, was written off against reserves on consolidation. Upon disposal of a previously acquired business the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

Since 1998, acquired goodwill has been capitalised and its subsequent measurement (via annual impairment review or an annual amortisation charge) determined based on the individual circumstances of each business acquired. Goodwill is amortised over 20 years. Goodwill written off to reserves prior to 1998 has not been recorded on the balance sheet.

The Group has concluded that goodwill arising on its associates, including Dr Pepper/Seven Up Bottling Group (“DPSUBG”), should not be amortised as it has an indefinite useful economic life. These investments are considered to have indefinite durability that can be demonstrated, and the value of the investment can be readily measured.

DPSUBG operates in a longstanding and profitable market sector; the US soft drinks bottling industry has over 100 years of history. The sector has high market entry barriers due to the nature of licence agreements with soft drink concentrate owners (including the Group’s subsidiary Dr Pepper/Seven Up, Inc. (“DPSU”)) and the capital required to operate as a bottler and distributor. As an associate, the company is managed separately from the Group and can be valued on a discounted cash flow basis.

The Group has not amortised this goodwill, a departure from the Companies Act 1985 Paragraph 21 of Schedule 4, for the over-riding purpose of giving a true and fair view of the Group’s results, for the reasons outlined above. If the goodwill arising on DPSUBG had been amortised over a period of 20 years, operating profit would have decreased by £17 million in 2002 (£19 million in 2001; 2000: £18 million), and the investment in associates would be decreased by £51 million in 2002 and £37 million in 2001.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 79

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Financial Statements

Notes to the Financial Statements

1 Nature of Operations and Accounting Policies continued

(q) Associated undertakings
All companies where the Group exercises significant influence, normally by board representation and/or ownership of between 20% and 50% of the voting rights on a long-term basis, are treated as associated undertakings. The value of associated undertakings reflects the Group’s share of the net assets of the companies concerned. The Group’s share of the profit before tax of associated undertakings is included in the Group Profit and Loss Account. All associated undertakings have financial years which are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot are based on its most recent, published, unaudited financial statements to 30 September.

(r) Pensions
The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account on a consistent basis over the service lives of employees. Such costs are calculated by reference to actuarial valuations and variations from such regular costs are spread over the remaining service lives of the current employees. To the extent to which such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet.

The Group continues to use SSAP 24 ‘Accounting for Pension Costs’ to account for pension costs, and provides the required transitional disclosures under FRS 17 ‘Retirement Benefits’.

(s) Liquid resources
Liquid resources are defined as current asset investments which are readily convertible into known amounts of cash without curtailing or disrupting the business, primarily bank deposits, commercial paper and bond investments.

(t) Financial instruments
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

To qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

Gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

(u) Debt
Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period. Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

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(v) Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 Profit on sale of subsidiaries and investments

The disposals during 2002 were 25% of the Group’s shareholding in Camelot Group plc, which reduced the Group’s shareholding to 20%, and beverage brands in Indonesia. Goodwill of £13 million previously written off to reserves has been written back to the Profit and Loss Account and fully provided for. This goodwill relates to an expected disposal in 2003. Disposal provisions of £20 million from prior years have been released, as they are no longer required. Cash proceeds of £12 million (of which £6 million was received in 2001) were received on sales of subsidiaries and investments, which generated a net profit of £3 million, after write off of the related net assets.

The significant disposals during 2001 were RC Cola International, and its private-label concentrate business, acquired with Snapple Beverage Group, Schweppes Zimbabwe Ltd, the Group’s bottling business in Zimbabwe, beverage brands in Zimbabwe and Serbia, and food brand licences in Australia. Goodwill of £5 million previously written off to reserves, was written back to the Profit and Loss Account and fully provided for. This goodwill relates to an expected disposal that was completed in 2002. Cash proceeds of £84 million were received on sales of subsidiaries and investments, which generated a net profit of £31 million after write-off of the related net assets.

The most significant disposals during 2000 were Amalgamated Beverage Industries Ltd (“ABI”), the Group’s South African associated undertaking, and beverage brands in Zambia. The overall profit on disposals was £27 million.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 81

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Financial Statements
Notes to the Financial Statements

3 Operating costs

(a) Operating costs analysis:

			Total restated £m

2002
Cost of sales			2,761
Distribution costs, including marketing			1,071
Administration expenses			600

			4,432

2001
Cost of sales			2,604
Distribution costs, including marketing			935
Administration expenses			590

			4,129

2000
Cost of sales			2,151
Distribution costs, including marketing			762
Administration expenses			492

			3,405

(b) Profit on ordinary activities before taxation is after charging:

	2002 £m	2001 £m	2000 £m

Depreciation on owned assets	163	160	147
Depreciation on assets under finance leases	3	2	6
Auditors’ remuneration for audit services	3	3	2
Research and development costs	32	29	25
Maintenance and repairs	74	71	55
Advertising	443	487	401

Auditors’ remuneration includes £0.3 million (2001: £0.2 million; 2000: £0.2 million) in respect of the parent company.

Deloitte & Touche were appointed auditors to the Company on 1 August 2002. Since that date, amounts payable to Deloitte & Touche and its associates by the Company and its subsidiary undertakings in respect of non-audit services were £2.2 million (payments to former auditors prior to 1 August 2002 were £1 million; 2001: £4 million; 2000: £3 million). Of this amount, amounts paid in relation to non-audit services include £1.2 million for services provided in the UK. Non-audit services include £1.5 million for audit related fees (due diligence and shareholder circular work), and £0.7 million in respect of tax compliance and other services.

(c) Major restructuring costs
The 2002 results included £53 million (2001: £53 million) in expenditure on major restructuring activities; £42 million of which related to integrating acquired businesses into the Group and £11 million of which related to ongoing business.

The main acquisition integration restructuring schemes during 2002 were the integration of Orangina into Schweppes France (£13 million), the integration of La Casera into Schweppes Spain (£10 million), and the integration of Hollywood into Cadbury France (£10 million). The costs related to these three restructuring schemes were mainly redundancy. The other acquisition restructuring schemes were the integration of Nantucket into Snapple, these costs being a mixture of redundancy and production transfer costs (£5 million), and acquisition related restructuring projects in respect of the Lion Nathan, Mother Earth, and Dandy acquisitions (£4 million).

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The 2001 results include £58 million in expenditure on major restructuring activities including £5 million included within share of operating profit in associates. Of this total £13 million relates to integration projects in acquired businesses, the most significant of which are La Casera, ReaLemon/ReaLime, Carteret, Spring Valley, Wave and Orangina. The other significant ongoing restructuring was the merging of the confectionery operations in the UK and Canada. The Group’s share of major restructuring in associates includes £3 million for Camelot for one-off costs.

The 2000 results include £50 million in expenditure on major restructuring activities, including £1 million included within share of operating profit in associates. Of this total, £15 million relates to integration projects in acquired businesses. The most significant restructuring projects undertaken during the year included the merging of UK confectionery operations, reorganisation of the Group management structure and integration of the Snapple, Hollywood and Lion Nathan acquisitions.

4 Employees and emoluments

	2002 £m	2001 £m	2000 £m

Emoluments of employees, including directors, comprised:
Wages and salaries	761	704	620
Social security costs	87	76	64
Other pension costs	39	28	28

	887	808	712

	2002	2001	2000

Average number of full time employees:
Manufacturing	23,843	23,011	23,149
Distribution and marketing	9,615	9,012	8,731
Administration and other	8,856	6,465	4,580

	42,314	38,488	36,460

A geographical analysis of the number of employees is given in the Description of Business on page 7.

5 Directors’ Remuneration

The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained on pages 45 to 58 in the Report on Directors’ Remuneration.

6 Net interest

	2002 £m	2001 £m	2000 £m

Bank and other loans not wholly repayable within five years	6	6	5
Bank and other loans wholly repayable within five years	106	115	110
Commercial paper	16	31	17
Finance leases	1	2	2
Bank overdrafts and other short-term borrowings	8	10	19

	137	164	153
Less: Interest on short-term investments	(51)	(81)	(128)

Net interest arising in Group Companies	86	83	25
Share of net interest arising in associates	20	23	24

	106	106	49

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Financial Statements
Notes to the Financial Statements

7 Tax on Profit on Ordinary Activities

	2002 £m	2001 £m	2000 £m

Profit on ordinary activities before taxation:
UK	76	52	41
Overseas	754	761	715

	830	813	756

Tax on profit on ordinary activities:
UK:
Corporation tax	44	80	99
Double tax relief	(19)	(76)	(80)
Deferred tax (see Notes 16 and 17)	11	40	15
Associated undertaking	3	3	6

	39	47	40

Overseas:
Tax payable (including withholding taxes)	221	191	181
Deferred tax (see Notes 16 and 17)	22	2	6
Associated undertakings	7	6	6

	250	199	193

(Over)/under provision in previous years:
Current tax	(23)	(11)	(2)
Deferred tax (see Notes 16 and 17)	(11)	6	(7)

	255	241	224

The Group’s effective tax rate (excluding tax on disposals of fixed assets, subsidiaries and investments) in 2002 was 30.9% compared to 30.6% in 2001. Tax relief on restructuring costs was taken at 29% in 2002 compared with 26% in 2001.

£2 million tax was payable on the disposal gains in 2002 (2001: £1 million) (see Note 2).

The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the current tax charge as a percentage of profit before tax.

	2002%	2001%	2000%

UK Corporation Tax rate	30.0	30.0	30.0
Excess of book depreciation over tax depreciation	0.1	(0.4)	(0.1)
Relief for stocks and investment incentives	(0.5)	(0.4)	(0.8)
Capital items not subject to tax	(1.8)	(0.8)	(1.9)
Non-deductible expenses	0.2	(0.7)	2.6
Amortisation of intangibles	(3.1)	(3.0)	(1.7)
Losses of current year not relieved	0.9	–	(0.3)
Losses of current and previous years now relieved	–	(0.3)	(0.1)
Differences in overseas tax rates	3.6	0.7	(0.5)
Over provisions in prior years	(2.7)	(1.4)	(0.2)
Tax on dividends remitted from overseas	1.2	–	–
Other	0.2	–	1.0

Current tax charge as a percentage of profit before tax	28.1	23.7	28.0

The Group expects the underlying effective tax rate, excluding disposals, to rise to approximately 32% over the next few years.

8 Dividends

	2002 £m	2001 £m	2000 £m

Ordinary shares
Interim 3.50p per share paid (2001: 3.35p; 2000: 3.20p	70	67	66
Final 8.00p per share proposed (2001: 7.65p; 2000: 7.30p)	160	155	143

	230	222	209

The interim dividend was paid on 18 October 2002.

The Company’s reserves available for distribution were £130 million.

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9 Earnings per Ordinary Share

(a) Basic Earnings per Share (“EPS”)
Basic EPS is calculated on the weighted average of 2,003 million shares (2001: 2,005 million shares; 2000: 2,001 million shares) in issue during the year.

(b) Underlying EPS
The reconciliation between Basic EPS and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

			EPS			Earnings

	2002 pence	2001 pence	2000 pence	2002 £m	2001 £m	2000 £m

Earnings	27.4	27.0	24.8	548	542	496
Adjust for:
Goodwill amortisation	3.2	2.3	0.6	64	46	13
Profit on sale of fixed
assets, subsidiaries and
investments, net of tax
and minority interests	(0.5)	(1.4)	(1.3)	(10)	(30)	(27)
Major restructuring costs,
net of tax	1.9	2.1	1.7	38	43	34

Underlying earnings	32.0	30.0	25.8	640	601	516

(c) Diluted EPS

Diluted EPS has been calculated based on the Basic EPS Earnings amount above.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2002 million	2001 million	2000 million

Average shares used in Basic EPS calculation	2,003	2,005	2,001
Dilutive share options outstanding	14	23	20

Shares used in Diluted EPS calculation	2,017	2,028	2,021

Share options not included in the diluted calculation because they were anti-dilutive in the period totalled 41 million in 2002 (2001: 21 million; 2000:nil).

10 Intangible Assets and Goodwill

2002	Goodwill £m	Intangibles £m	Total £m

Cost at beginning of year	1,019	2,764	3,783
Exchange rate adjustments	(50)	(205)	(255)
Goodwill arising on acquisition of subsidiaries	421	–	421
Intangibles arising on acquisition of brands	–	97	97
Disposals	(1)	–	(1)

Cost at end of year	1,389	2,656	4,045

Amortisation at beginning of year	(62)	–	(62)
Amortisation for year	(64)	–	(64)

Amortisation at end of year	(126)	–	(126)

Net book value at beginning of year	957	2,764	3,721

Net book value at end of year	1,263	2,656	3,919

Goodwill arising on the acquisition of associated undertakings is included in Investments in associates on the Balance Sheet (see Note 12).

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Financial Statements
Notes to the Financial Statements

10 Intangible Assets and Goodwill continued

	Goodwill	Intangibles	Total
2001	£m	£m	£m

Cost at beginning of year	825	2,354	3,179
Exchange rate adjustments	(10)	49	39
Goodwill arising on acquisition of subsidiaries	225	–	225
Intangibles arising on acquisition of brands	–	361	361
Goodwill disposed	(21)	–	(21)

Cost at end of year	1,019	2,764	3,783

Amortisation at beginning of year	(16)	–	(16)
Amortisation for year	(46)	–	(46)

Amortisation at end of year	(62)	–	(62)

Net book value at beginning of year	809	2,354	3,163

Net book value at end of year	957	2,764	3,721

Goodwill arising on the acquisition of associated undertakings is included in Investments in associates on the Balance Sheet (see Note 12).

11 Tangible Fixed Assets

(a) Analysis of movements

				Group

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation
At beginning of year	462	1,799	180	2,441
Exchange rate adjustments	(19)	(44)	(2)	(65)
Additions	18	82	179	279
Additions on acquisitions	56	37	–	93
Transfers on completion	22	184	(206)	–
Disposals	(22)	(51)	–	(73)

At end of year	517	2,007	151	2,675

Depreciation
At beginning of year	(77)	(1,155)	–	(1,232)
Exchange rate adjustments	5	26	–	31
Depreciation for year	(14)	(152)	–	(166)
Disposal	2	41	–	43

At end of year	(84)	(1,240)	–	(1,324)

Net book value at beginning of year	385	644	180	1,209

Net book value at end of year	433	767	151	1,351

The value of land not depreciated is £100 million (2001: £99 million).

				Company

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or Valuation
At beginning of year	7	30	57	94
Additions	–	9	46	55
Transfers on completion	–	95	(95)	–

At end of year	7	134	8	149

Depreciation
At beginning of year	(1)	(14)	–	(15)
Depreciation for year	(1)	(2)	–	(3)

At end of year	(2)	(16)	_	(18)

Net book value at beginning of year	6	16	57	79

Net book value at end of year	5	118	8	131

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(b) Finance Leases
The net book value of plant and equipment held under finance leases is made up as follows:

			2002	2001
			£m	£m

Cost			90	99
Less: Accumulated depreciation			(86)	(86)

			4	13

(c) Analysis of land and buildings

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Analysis of net book value:
Freehold	399	350	3	3
Long leasehold	25	27	2	3
Short leasehold	9	8	–	–

	433	385	5	6

Analysis of gross value:
At 1995 valuation
– Existing use	261	284	4	7
– Alternative use	1	1	–	–
At cost	255	177	3	–

	517	462	7	7

The Group properties were professionally revalued at 30 September 1995. If the revalued assets were stated on a historical cost basis, the amounts would be as follows:

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Land and buildings at cost	237	252	5	6
Accumulated depreciation thereon	(92)	(85)	(2)	(1)

	145	167	3	5

Depreciation charge for the year	7	12	(1)	–

(d) Capital Commitments
Commitments for capital expenditure contracted for but not provided in the Group Financial Statements at the end of the year were £17 million in 2002 and £17 million in 2001 (£nil for the Company in 2002 and 2001).

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Financial Statements
Notes to the Financial Statements

12   Investments

(a) Analysis of components

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Shares in associated undertakings
– Listed overseas	25	10	–	–
– Unlisted	154	157	9	11
Loans to associated undertakings	129	142	–	–

Investments in associates	308	309	9	11

Shares in subsidiary undertakings	–	–	572	613
Loans to subsidiary undertakings	–	–	4,757	3,592
Listed investments	226	240	226	240
Other unlisted investments other than loans	11	6	–	–

Investments	237	246	5,555	4,445

Details of the principal subsidiary and associated undertakings are set out in Note 29. Listed investments include £226 million (2001: £240 million) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. This represents 52 million shares acquired, which had a market value of £199 million. The cost of providing shares awarded and expected to vest under employee share plans is accrued over the performance period of the plans.

2 million shares are conditionally gifted to employees. The balance is held for the allocation of awards to employees under the Group’s LTIP, BSRP and the Share Option Plan 1994. Approximately 57 million shares are under option subject to the achievements of certain performance targets by the Group. Group dividends are received on 2 million of the shares (2001: 2 million), the balance receiving only a nominal dividend.

(b) Analysis of movements in associated undertakings

	Listed
	overseas	Unlisted	Total
	£m	£m	£m

Cost at beginning of year	4	116	120
Exchange rate adjustments	(1)	(7)	(8)
Additions	15	(4)	11
Disposals	–	(4)	(4)

Cost at end of year	18	101	119

Share of reserves at beginning of year	6	41	47
Exchange rate adjustments	(2)	(4)	(6)
Share of profits after tax	5	22	27
Dividends received	(2)	(11)	(13)
Addition	–	5	5

Share of reserves at end of year	7	53	60

Net book value at beginning of year	10	157	167

Net book value at end of year	25	154	179

Market value of listed investments (2001: £48 million)	53

Tax liability if sold at this value (2001: £11 million)	nil

Due to changes in tax legislation the tax liability on disposal of our listed overseas investments would be £nil.

The historical cost of the Group’s equity investment in DPSUBG is £123 million. In addition, the Group acquired a US$150 million high yield bond issued by DPSUBG which is still held at the year end. The Group owns approximately 40% of DPSUBG.

The Group’s investment in Camelot Group plc (“Camelot”), the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend

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payments. In particular, it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

The Group sold 25% of its shareholding in Camelot to Consignia plc, thereby reducing its holding from 26.7% to 20%, in January 2002.

(c) Additional associated undertaking disclosures
The Group’s share in its associated undertakings’ selected profit and loss and balance sheet items is as follows:

	2002	2001	2000
	£m	£m	£m

Turnover	1,584	1,934	1,930
Fixed assets	129	134	123
Current assets	146	220	241
Liabilities due within one year	(212)	(230)	(208)
Liabilities due after one year	(241)	(336)	(298)

The Group’s share in selected profit and loss and balance sheet items for its associated undertaking Camelot is as follows:

		2002	2001
		£m	£m

Turnover		942	1,342
Profit before tax		11	11
Tax		(3)	(3)
Profit after tax		8	8

Fixed assets		20	10
Current assets		47	105
Liabilities less than one year		(56)	(101)
Liabilities greater than one year		(1)	–

Operating profit from associates can be split into the following geographic regions:

	2002	2001	2000
	£m	£m	£m

North America Beverages	36	36	31
Europe Beverages	2	6	7
Africa, India and Middle East	9	7	13
Central and Other	11	8	14

Total	58	57	65

During the year the Group paid bottling fees to L’Européenne D’Embouteillage SNC (“EDE”) totalling £47 million (2001: £45 million). The year end net payable by Group companies to EDE was £4 million (2001: £3 million).

The Group sold beverages concentrate totalling £303 million (2001: £262 million, 2000: £231 million) and paid bottling fees of £12 million (2001: £42 million, 2000: £nil) to DPSUBG. The amount owing by DPSUBG at the year end was £24 million (2001: £32 million), and the amount owing to DPSUBG was £10 million (2001: £nil).

The Group earned interest of £14m (2001: £13m) from DPSUBG on the outstanding US$150 million loan.

The Group has a year end payable of £10 million (2001: £nil) to Gumlink A/S.

The Group also sold other services for £1 million (2001: £1 million) to other associates, purchased other services of £2 million (2001: £1 million) from other associates, and had a year end net receivable of £nil million (2001: £3 million) from other associates.

All the above transactions took place in the ordinary course of business.

Goodwill included in the carrying value of associates is £346 million (2001: £372 million).

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Financial Statements
Notes to the Financial Statements

(d) Analysis of movements – Company
		Shares	Loans	Shares
		in subsidiary	to subsidiary	in associated
		undertakings	undertakings	undertakings
		£m	£m	£m

Cost less amount written off at beginning of year		613	3,832	11
Movements in year		(41)	1,196	(2)

Cost less amount written off at end of year		572	5,028	9

13 Stocks

				Group

			2002	2001
			£m	£m

Raw materials and consumables			176	169
Work in progress			34	31
Finished goods and goods for resale			318	287

			528	487

There is no material difference between the carrying value and replacement value of stock.

14 Debtors

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Trade debtors	747	725	–	–
Amounts owed by subsidiary undertakings	–	–	22	72
Amounts owed by associated undertakings	3	7	–	–
Tax
– recoverable within one year	36	21	63	72
– receivable after more than one year	–	–	12	–
Other debtors
– receivable within one year	60	65	1	4
– receivable after more than one year	82	88	2	1
Prepayments and accrued income	124	90	16	4
Deferred tax recoverable after more than one year	–	–	7	8

	1,052	996	123	161

Amounts are receivable within one year unless otherwise indicated.

The movement on allowance for doubtful accounts is as follows:

		2002	2001	2000
		£m	£m	£m

Balance at beginning of year		26	24	28
Exchange adjustments		–	(1)	1
Charged to profit and loss account		4	5	12
Acquisition		1	2	–
Utilised		(4)	(4)	(17)

Balance at end of year		27	26	24

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15 Creditors other than borrowings

		2002		2001

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Group
Trade creditors	526	8	477	–
Payments on account	14	–	14	–
Tax on profit	163	39	199	52
Other taxes and social security costs	81	–	77	–
Accruals and deferred income	465	–	450	–
Government grants	–	2	–	2
Other creditors	384	8	320	8
Proposed dividends
– to ordinary shareholders	160	–	154	–
– to minorities	2	–	3	–

	1,795	49	1,694	62

Company
Amounts owed to subsidiary undertakings	5	–	8	–
Tax on profit	89	–	91	–
Accruals and deferred income	40	–	35	–
Other creditors	87	–	73	–
Proposed dividend to ordinary shareholders	160	–	154	–

	381	–	361	–

16 Provisions for Liabilities and Charges

					Group	Company

				Contractual,
	Deferred	Retirement		legal and
	taxation	benefits	Restructuring	other	Total
	£m	£m	£m	£m	£m

At 3 January 2000	182	58	51	61	352
Exchange rate adjustments	1	1	1	3	6
Expenditure in the year	–	(13)	(66)	(5)	(84)
Acquisitions/Disposals	–	–	8	–	8
Transfer to current tax	(10)	–	–	–	(10)
Profit and loss account	21	11	49	(3)	78

At 31 December 2000	194	57	43	56	350
Exchange rate adjustments	(2)	(1)	–	–	(3)
Profit and loss account	48	8	53	(20)	89
Utilised in the year	–	(22)	(64)	(4)	(90)
Acquisitions/Disposals	(3)	(1)	15	–	11
Transfer from current
tax/other creditors	25	–	–	10	35

At 30 December 2001	262	41	47	42	392	–
Exchange rate adjustments	(10)	(1)	(1)	–	(12)	–
Profit and loss account	22	15	53	(20)	70	(2)
Utilised in the year	–	(22)	(51)	(2)	(75)	1
Acquisitions/Disposals	(2)	3	(3)	–	(2)	–
Transfer from current
tax/other creditors	46	–	–	–	46	–

At 29 December 2002	318	36	45	20	419	1

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Financial Statements
Notes to the Financial Statements

16   Provisions for Liabilities and Charges continued

A further analysis of the Group and Company deferred taxation provision is given in Note 17. The provisions for retirement benefits primarily relate to pension schemes, details of which are given in Note 18.

The charge to the profit and loss account for restructuring is explained in Note 3. The restructuring expenditure in the year includes £27 million in respect of restructuring charges recorded in 2002 and £26 million in respect of restructuring charges recorded in prior years. Substantially all of the restructuring provision at the end of the year is expected to result in cash expenditure in 2003. Adjustments have been made to the restructuring provision of £3 million to reflect changes in estimates of liabilities from prior years, including £1 million for employee severances.

The restructuring charge relates mainly to severance costs where factory rationalisation and transfer of production to other Group sites, results in closure of sites and redundancies. The severance programmes impacted 1,100 employees with 497 being manufacturing related, 370 being sales related and 233 being administration related.

Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but expenditure in 2003 is not expected to be significant. The profit and loss credit comprises releases of £20 million.

17   Deferred Taxation

The analysis of the deferred tax liabilities/(assets) included in the financial statements at the end of the year is as follows:

		Group		Company

	2002	2001	2002	2001
	£m	£m	£m	£m

Accelerated capital allowances (“ACAs”)	67	63	–	(5)
Intangibles timing differences	97	64	–	–
Short term timing differences	154	135	(7)	(3)

	318	262	(7)	(8)

Gross deferred tax assets at year end are £63 million (2001: £46 million). The Company deferred tax asset is included in debtors (see Note 14).

The Group has unrecognised deferred tax liabilities on property revaluations of £5 million (2001: £5 million). The Company has unrecognised deferred tax liabilities on property revaluations of £1 million (2001: £1 million).

To the extent that dividends from overseas undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for other unremitted earnings since these amounts are considered permanently reinvested by subsidiary undertakings and in the case of associated undertakings the taxes would not be material. Distributable earnings retained by overseas subsidiary undertakings and the principal associated undertakings totalled approximately £3,349 million at 29 December 2002. The remittance of these amounts would incur tax at varying rates depending on available foreign tax credits.

Tax losses carried forward as at 29 December 2002 for offset against future earnings of overseas companies were approximately £73 million (2001: £83 million). The utilisation of losses is dependent upon the level of future earnings and other limiting factors within the countries concerned. Tax losses totalling £7 million have expiration periods in 2003 and 2004, tax losses of £48 million expire in 2005 to 2014 and tax losses totalling £18 million have no expiry date.

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Other than £4 million in 2002 (2001: £nil), deferred tax has not been recognised on these tax losses as in the opinion of the Directors it is unlikely that these losses will be recovered in the foreseeable future.

The analysis of the deferred taxes under US GAAP is as follows:

	2002	2001
	£m	£m

Liabilities
Fixed asset timing differences	67	63
Intangibles timing differences	143	47
Short term timing differences	249	181

	459	291

Assets
Operating losses carried forward	(73)	(25)
Less: Valuation allowance	69	25
Short term timing differences	(59)	(46)

	(63)	(46)

Net deferred tax liability	396	245

The movement in the valuation allowance during the year is a result of utilisation, or expiry of tax losses.

18   Pension Arrangements and other Post-Retirement Benefits

The Group has various pension schemes throughout the world and these cover a significant proportion of the current employees. The principal schemes are of the defined benefit type, with benefits accruing based on final salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations. Costs are normally spread as a percentage of payroll.

In the UK, US and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.

(a)   UK GAAP
The major scheme is the Cadbury Schweppes Pension Fund in the UK for which the last full valuation was carried out as at 5 April 2002 on the projected unit method when the market value ofthe assets was £1,336million. The level offunding on the assumptions shown below was115%.

The principal long term assumptions used for the actuarial valuation were as follows:

Rate of return on new investments	6.25%
Rate of return on existing investments	6.25%
Earnings increases	4.50%
Pensions increases	2.50%

Credit for the estimated surplus has been spread over the remaining service lives of the existing employees and the net contribution rate on the accruals basis is 6.1% of pensionable payroll. The dates of the latest actuarial reviews of the main schemes for the principal overseas subsidiaries were: Ireland: 5 April 2000, USA: 30 September 2002, Australia: 30 June 2000 and Canada: 1 January 2001. The aggregate market value of these schemes at the relevant review dates was approximately £351 million.

The total pension cost for the year was £39 million (2001: £30 million; 2000: £28 million), of which £13 million (2001: £10 million; 2000: £11 million) related to the UK and £21 million (2001: £15 million; 2000: £12 million) to the above-mentioned principal overseas funds.

Additional disclosures regarding the Group’s defined benefit pension schemes and post-retirement medical benefit schemes are required under the transitional provisions of FRS 17 “Retirement Benefits”, and these are set out below. The disclosures relate to the second year of the transitional provisions. They provide information that will be necessary for full implementation of FRS 17.

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Financial Statements
Notes to the Financial Statements

18 Pension Arrangements and other Post-Retirement Benefits continued

(a) UK GAAP continued The additional disclosures required by FRS 17 are as follows:
	2002	2001
	%	%

Main financial assumptions
Rate of increase in salaries	3.4-4.5	3.5-4.5
Rate of increase in pensions in payment	0-2.25	0-2.5
Rate of increase for deferred pensioners	0-2.25	0-2.25
Discount rate for scheme liabilities	5.5-6.5	6.0-7.0
Inflation	2.25-2.5	2.25-3.00
Medical cost inflation	5.0	5.0

On full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the Group Profit and Loss Account and Statement of Total Recognised Gains and Losses for the year ended 29 December 2002 for pension schemes, and post retirement medical benefits, are set out below:

Total
£m

Operating profit
Current service cost	(44)
Past service cost	(2)

Total operating charge	(46)

Interest income
Expected return on post employment scheme assets	126
Interest on post employment plan liabilities	(97)

Net credit to interest income	29

Loss before taxation	(17)

Statement of total recognised gains and losses
Actual return less expected return on post employment scheme assets	(355)
Experience gains and losses arising on the scheme liabilities	(23)
Changes in assumptions underlying the present value of the scheme liabilities	(125)

Actuarial loss recognised in statement of total recognised gains and losses	(503)
Notional deferred tax asset movement	144

Net actuarial loss recognised in statement of total recognised gains and losses	(359)

The market value of assets, across all significant defined benefit schemes and post-retirement medical benefit schemes, as at 29 December 2002 are as follows:

	Expected	Post-retirement	Defined
	long-term	medical benefits	benefit schemes
	rate of return	Market value	Market value
	%	£m	£m

Equities	7.0-11.0	1	965
Bonds	4.8-7.0	1	328
Property	6.0-8.0	–	115
Other	3.0-4.5	–	54

		2	1,462
Present value of scheme liabilities		(14)	(1,837)

Deficit in the schemes before deferred tax		(12)	(375)
Notional deferred tax asset		4	117

Net liability		(8)	(258)

All schemes are in a net liability position at 29 December 2002.

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The employer’s cash contribution rate for 2002 was 10% of pensionable earnings and the most recent actuarial valuation has confirmed that this will continue for the foreseeable future. The contribution rate for the next year is 10% of pensionable earnings for the UK schemes. The agreed contribution rates for other schemes vary depending on the scheme.

The market value of assets, across all significant defined benefit schemes and post-retirement medical benefit schemes, as at 30 December 2001 are as follows:

	Expected long-term rate of return %	Post-retirement medical benefits Market value £m	Defined benefit schemes Market value £m

Equities	7.0-11.0	2	1,167
Bonds	4.5-7.0	1	355
Property	6.0-7.0	–	129
Other	3.0-9.5	–	72

		3	1,723
Present value of scheme liabilities		(13)	(1,622)

(Deficit)/surplus in the schemes before deferred tax		(10)	101
Notional deferred tax asset/(liability)		3	(19)

Net (liability)/asset		(7)	82

The contribution rate for 2001 was 10% of pensionable earnings for the UK scheme. The agreed contribution rates for other schemes vary depending on the scheme.

The net asset of £82 million for the defined benefit schemes includes schemes with net assets of £126 million, and schemes with net liabilities of £44 million.

Reconciliation of surplus/(deficit) on defined benefit schemes during the year:

2002 £m

Surplus in scheme at beginning of the year	101
Movement in year:
Current service cost	(44)
Contributions	35
Past service cost	(2)
Interest income	29
Liabilities acquired on acquisition	(4)
Actuarial loss	(500)
Exchange gain	10

Deficit in scheme at end of the year	(375)

History of experience gains and losses on pension schemes and post-retirement medical benefits:

	2002

Difference between the expected and actual return on scheme assets:
Amount	(£355m	)
Percentage of scheme assets	24%
Experience gains and losses on scheme liabilities:
Amount	(£23m	)
Percentage of the present value of scheme liabilities:	1%
Total actuarial gain recognised in the statement of total recognised gains and losses
Amount	(£503m	)
Percentage of the present value of scheme liabilities:	27%

The analysis of reserves that would have arisen if FRS 17 had been fully implemented is as follows:

2002 £m

Profit and loss reserve excluding pension asset	1,564
Amount relating to defined benefit pension scheme asset
net of related deferred tax asset	(266)

Profit and loss reserve	1,298

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Financial Statements
Notes to the Financial Statements

18 Pension Arrangements and other Post-Retirement Benefits continued

(b) US GAAP
The major plans are reviewed in accordance with Statement of Financial Accounting Standard (“SFAS”) 87 annually and the disclosures below have been presented in accordance with SFAS 132. Post retirement medical benefit plans are assessed annually for materiality. Amounts for these plans were not material and consequently have not been disclosed. The net periodic pension cost for the major plans under SFAS 87 was made up as follows:

	2002 £m	2001 £m	2000 £m

Service cost	49	51	47
Employee contributions	(7)	(8)	(8)
Interest cost	97	92	88
Expected return on assets	(114)	(113)	(104)
Amortisation of prior year service cost	1	(1)	(1)
Amortisation of transitional amount	3	–	–
Recognition of actuarial gain	(4)	(8)	(5)

	25	13	17

	2002 £m	2001 £m	2000 £m

The US GAAP amounts recognised in the consolidated
financial statements were:
Prepaid benefit cost	40	33	30
Accrued benefit liability	(80)	(87)	(99)
Intangible asset	11	–	–
Minimum additional liability	123	–	–
Accumulated other comprehensive income	112	–	–

For the purposes of amortising gains and losses, the 10% corridor has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three year period.

The weighted average assumptions used were as follows:

	2002%	2001%	2000%

Discount rate	5.7	6.0	6.5
Long-term rate of return on assets	7.1	6.8	7.0
Earnings increase	4.3	4.4	4.9

The movement in the benefit obligation and plan assets was as follows:

	2002 £m	2001 £m	2000 £m

Benefit Obligation
At beginning of year	1,548	1,482	1,385
Other additional plans	16	–	–
Exchange rate adjustments	(6)	(9)	4
Service cost	42	43	39
Interest cost	97	92	88
Acquisitions/disposals	–	–	2
Actuarial loss	124	8	27
Amendments	2	–	14
Benefits paid	(77)	(76)	(85)
Employee contributions	8	8	8

At end of year	1,754	1,548	1,482

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	2002 £m	2001 £m	2000 £m

Plan Assets
At beginning of year	1,575	1,890	1,665
Other additional plans	15	–	–
Exchange rate adjustments	4	(13)	4
Actual return on plan assets	(177)	(265)	275
Employer contributions	32	31	23
Employee contributions	8	8	8
Benefits paid	(76)	(70)	(85)
Expenses and tax paid	(1)	(6)	–

At end of year	1,380	1,575	1,890

Funded status	(374)	27	408
Unrecognised prior service cost	8	10	8
Unrecognised transition amount	3	5	4
Unrecognised net actuarial loss/(gain)	323	(96)	(489)

Accrued benefit	(40)	(54)	(69)

	2002 £m	2001 £m	2000 £m

The aggregate funded status of pension plans
can be analysed as follows:
For plans with Projected Benefit Obligation in excess of
plan assets
Aggregate Projected Benefit Obligation	1,744	157	185
Aggregate fair value of plan assets	1,369	90	139

The aggregate figures for plans in which the Accumulated
Benefit Obligation exceeds plan assets can be analysed
as follows:
Aggregate Accumulated Benefit Obligation	1,422	130	111
Aggregate fair value of plan assets	1,228	90	89

19 Borrowings

(a) Analysis of net borrowings

		2002 £m	2001 £m

Net cash:
Cash at bank and in hand		175	134
Bank overdrafts		(38)	(27)

		137	107
Liquid resources		297	323
Other short-term borrowings		(752)	(668)
Long-term borrowings		(1,528)	(1,399)

		(1,846)	(1,637)

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 97

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Financial Statements
Notes to the Financial Statements

19 Borrowings continued

(b) Reconciliation of net debt

	Net cash £m	Liquid resources £m	Borrowings £m	Total net borrowings £m

At 2 January 2000	117	410	(709)	(182)
Cash flow for the year	(18)	(62)	(587)	(667)
Assumed on acquisition	4	–	(329)	(325)
Exchange rate adjustments	(3)	(14)	(38)	(55)

At 31 December 2000	100	334	(1,663)	(1,229)
Cash flow for the year	(1)	(29)	(355)	(385)
Assumed on acquisition	13	–	(21)	(8)
Accretion of interest	–	–	(5)	(5)
Exchange rate adjustments	(5)	18	(23)	(10)

At 30 December 2001	107	323	(2,067)	(1,637)
Cash flow for the year	29	(22)	(277)	(270)
Assumed on acquisition	–	–	(22)	(22)
Accretion of interest	–	–	(6)	(6)
Exchange rate adjustments	1	(4)	92	89

At 29 December 2002	137	297	(2,280)	(1,846)

(c) Detailed Analysis of Borrowings

		2002		2001

	Amounts due within one year £m	Amounts due after one year £m	Amounts due within one year £m	Amounts due after one year £m

Group
Secured
Bank overdrafts	2	–	2	–
Other loans	6	–	2	1
European Bank for Reconstruction and Development Loan	19	–	4	21

Unsecured
Zero Coupon Convertible Debentures	62	–	–	89
Medium Term Notes	126	1,487	122	1,246
Obligations under perpetual loan (€51 million)	13	21	11	31
Commercial paper	486	–	512	–
Bank loans in foreign currencies	35	4	15	4
Bank overdrafts	36	–	25	–
Other loans	1	2	–	1
Obligations under finance leases (see Note 24)	4	14	2	6

	790	1,528	695	1,399

		2002		2001

	Amounts due within one year £m	Amounts due after one year £m	Amounts due within one year £m	Amounts due after one year £m

Company
Unsecured
Loans from subsidiary undertakings	1,749	985	1,684	1,109
Bank overdraft	15	–	2	–

	1,764	985	1,686	1,109

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The Group’s borrowings limit at 29 December 2002 calculated in accordance with the Articles of Association was £11,718 million. The lowest limit to which it is subject under its borrowing facilities was £4,262 million at 29 December 2002.

The security, for the borrowings shown above as secured, is by way of charges on the properties of the Group companies concerned. At 29 December 2002, the book value of assets pledged as collateral for secured loans was £30 million (2001: £41 million). Borrowings include £19 million (2001: £25 million) which are secured by means of fixed charges on the property of overseas subsidiaries.

The Zero Coupon Convertible Debentures were convertible into common stock of Triarc Companies Inc. (the former owners of Snapple Beverage Group). The stock required to satisfy the conversion obligations was held in escrow for the benefit of debenture holders. They were redeemed on 10 February 2003.

Medium Term Notes and Commercial Paper which have been swapped into another currency are presented at the swapped value. Medium Term Notes mature between 2003 and 2008.

The obligation under the perpetual loan represents the present value of the future interest payments on the principal amount of €244 million (formerly FFr1,600 million) which terminate in 2005; the interest rate is variable, based on the Euro Inter-Bank Offered Rate (formerly Paris Inter-Bank Offered Rate).

A subsidiary of the Group has borrowed £621 million (2001: £684 million) which is guaranteed by letters of credit. These letters of credit are backed by security over certain assets of another subsidiary of the Group. The lender’s sole recourse under this arrangement is to the letters of credit. The financing has been accounted for as a fully offsetting arrangement in the Group Balance Sheet and the Notes to the Financial Statements and meets the criteria for offset in accordance with FRS 5.

Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 3.0% (2001: 3.5%). The amount of non-interest bearing loans is negligible.

(d)   Maturities of Borrowings
Repayments fall due in the following periods:

								Group

		Bank loans and overdrafts		Finance leases		Other borrowings		Total

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Within one year
or on demand	98	58	4	2	689	635	791	695
Between one
and two years	3	36	4	2	208	257	215	295
Between two
and three years	1	13	3	2	218	170	222	185
Between three
and four years	–	7	3	1	756	201	759	209
Between four
and five years	–	–	2	–	290	688	292	688
After five years	–	–	2	1	37	21	39	22

	102	114	18	8	2,198	1,972	2,318	2,094

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Financial Statements Notes to the Financial Statements

(d) Maturities of Borrowings continued

			Company Total borrowings

			2002 £m	2001 £m

Within one year or on demand			1,764	1,686
Between one and two years			–	–
Between two and five years			318	359
After five years			667	750

			2,749	2,795

		Group		Company

	2002 £m	2001 £m	2002 £m	2001 £m

Analysis of long-term borrowings:
Borrowings repayable by instalments:
Within five years	69	60	–	–
After five years	4	2	–	–

	73	62	–	–
Borrowings wholly repayable after five years	35	20	732	750

	108	82	732	750

(e)   Borrowing facilities
At 29 December 2002, the Group had undrawn committed borrowing facilities analysed as follows:

		Expiring within one year		Expiring between one and two years		Extending beyond two years

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Revolving Credit Facilities	–	–	1,172	–	2,813	1,031
Commercial paper back-up facilities	79	95	–	–	–	–

The Revolving Credit Facilities consist primarily of a US$2,500 million (£1,563 million) tranche expiring in December 2007, a US$2,000 million (£1,250 million) tranche expiring in December 2005 and a US$1,600 million (£1,000 million) tranche expiring in December 2003. The Company has an option to convert the last tranche into a term loan repayable within twelve months from the date of exercise of the option. The margins payable on drawings under these facilities are between 0.4% and 0.65% per annum and commitment fees on undrawn amounts are between 0.12% and 0.26% per annum.

These facilities are subject to customary events of default, none of which are currently anticipated to occur. The commercial paper back-up facilities are annual facilities subject to review at various dates during each year. There are in addition other uncommitted facilities available to the Group.

100 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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20 Derivatives and other Financial Instruments

(a)   Treasury Risk Management
The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit.

Substantially all financial instruments hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur.

Further discussion of the Group’s objectives, policies and strategies with regard to derivatives and financial instruments can be found in the Operating and Financial Review on pages 32 to 34.

As permitted by FRS 13, short-term debtors and creditors have been excluded from these disclosures other than the currency disclosures.

(b)   Interest rate and currency of borrowings
After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:

At 29 December 2002:

	Floating rate borrowings £m	Fixed rate borrowings £m	Cash and liquid resources £m	Effect of currency swaps £m	2002 Total net borrowings £m

Sterling	143	160	(199)	360	464
Euro	172	94	(47)	122	341
US Dollar Bloc	107	1,082	(103)	(133)	953
Australia/New Zealand Dollars	125	52	(47)	(4)	126
Others	379	4	(76)	(345)	(38)

	926	1,392	(472)	–	1,846

At 30 December 2001:

	Floating rate borrowings £m	Fixed rate borrowings £m	Cash and liquid resources £m	Effect of currency swaps £m	2001 Total net borrowings £m

Sterling	123	150	(254)	260	279
Euro	167	34	(36)	(149)	16
US Dollar Bloc	533	667	(85)	152	1,267
Australia/New Zealand Dollars	84	62	(24)	–	122
Others	270	4	(58)	(263)	(47)

	1,177	917	(457)	–	1,637

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and liquid resources, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less).

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 101

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Financial Statements
Notes to the Financial Statements

20    Derivatives and other Financial Instruments continued

Further analysis of the Group’s fixed rate borrowings was as follows:
At 29 December 2002:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	260	(100)	160	5.8	2.9
Euro	(109)	203	94	2.5	2.6
US Dollar Bloc	804	278	1,082	5.0	3.5
Australia/New Zealand Dollars	3	49	52	5.7	2.0
Others	165	(161)	4	2.4	1.2

	1,123	269	1,392	5.0	3.3

In addition to the above fixed rate borrowing analysis, forward starting USD interest rate swaps of £500 million have been executed to hedge exposure arising from the acquisition of Adams at a weighted average interest rate of 3.6% and a weighted average life of 4.5 years.

At 30 December 2001:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	175	(25)	150	5.8	3.9
Euro	(81)	115	34	(0.7)	2.3
US Dollar Bloc	718	(51)	667	6.0	3.0
Australia/New Zealand Dollars	–	62	62	5.4	0.6
Others	111	(107)	4	2.8	2.7

	923	(6)	917	5.7	2.9

(c) Currency analysis of net assets
As explained in the Operating and Financial Review, where practicable it is the Group’s policy to hedge all exposure to monetary assets and liabilities fully.

Foreign currency assets and liabilities do not generate any material gain or loss in the profit and loss account. This is either because they are denominated in the functional currency of the operating company in which they arise, or have been hedged into that currency, or because they qualify under SSAP 20 (a foreign currency borrowing providing a hedge against a foreign equity investment).

The Group’s borrowings and net assets by currency at 29 December 2002 were as follows:

			2002	2001

	Net	Net
	assets by	external
	currency of	borrowings	Net	Net
	operations (a)	by currency	investments	investments
	£m	£m	£m	£m

Sterling	39	(464)	(425)	(171)
Euro	1,143	(341)	802	745
US Dollar Bloc	2,939	(953)	1,986	1,867
Australia/New Zealand Dollars	265	(126)	139	125
Others	496	38	534	342

	4,882	(1,846)	3,036	2,908

(a)		Net assets as stated exclude net borrowings and include equity minority interests.

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(d) Interest Rate Risk Management
The Group uses a combination of long-term and short-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. The aggregate currency impact of these swaps is shown in Note 20(b) above. Details of the fixed rate element of the swap portfolio are shown in the table below:

Analysis of Derivative Instruments

		Weighted	Weighted
		average	average
	Notional	interest	remaining	Final
	principal	rate	maturity	maturity
	£m	%	Years	Year

Currency Instrument
Sterling:
Receive Fixed	168	5.97	3.6	2003-06
Pay Fixed	50	5.94	0.9	2003
Euro:
Receive Fixed	75	4.11	2.2	2005
Pay Fixed	277	6.39	2.5	2005
US Dollar:
Receive Fixed	188	7.64	2.4	2005-06
Pay Fixed	438	4.75	4.2	2004-08
Forward Start Pay Fixed (2003)	500	3.60	4.5	2007-08
Other:
Receive Fixed	176	2.16	4.1	2004-08
Pay Fixed	92	5.51	0.8	2003-04
Forward Start Pay Fixed (2003)	70	5.74	1.2	2004-05

On swaps where fixed rates of interest are payable, the Group receives interest at floating rates of three month or six month LIBOR rates (or local equivalent). On swaps where fixed rates of interest are received, the Group pays interest at floating rates set at three month or six month LIBOR plus an average margin of 0.57%.

The differential to be paid or received on swap agreements is accrued as interest rates change and is recognised within net interest expense over the lives of the respective agreements. Any net asset or liability arising on conversion into sterling of the principal amounts of cross currency swaps is included on the Balance Sheet (see Note 19).

In addition to the above, the Group also has in place a number of cross-currency swaps which effectively swap floating rate Medium Term Note funding from Hong Kong Dollars and Japanese Yen (with a value of £181 million) to three month floating rate US Dollar LIBOR plus an average margin of 0.13%.

(e) Fair values of financial instruments
The comparison of book and fair values of all the Group’s financial instruments is set out below. The estimated fair value of cash at bank and in hand approximates their carrying values due to their short maturities. The fair values of liquid resources and debt are based on, where available, market values. In the absence of market values fair values have been calculated by discounting cash flows at prevailing interest and exchange rates. The fair values of derivative instruments are based on the estimated amount the company would receive or pay if the transaction was terminated, taking into account prevailing interest and exchange rates.

		2002		2001

	Book	Fair	Book	Fair
	value	value	value	value
	£m	£m	£m	£m

Cash at bank and in hand	175	175	134	134
Liquid resources	297	298	323	324
Debt	(2,325)	(2,365)	(2,094)	(2,096)
Derivatives to manage interest rate and currency
of borrowings	7	(8)	–	1

Net borrowings	(1,846)	(1,900)	(1,637)	(1,637)

Quarterly Income Preferred Securities (see Note 22)	(250)	(255)	(276)	(283)

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 103

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Financial Statements
Notes to the Financial Statements

20   Derivatives and other Financial Instruments continued

(e) Fair values of financial instruments continued

		2002		2001

	Book	Fair	Book	Fair
	value	value	value	value
	£m	£m	£m	£m

Derivatives relating to net borrowings
Assets:
Currency and interest rate swaps	12	44	15	45
Interest rate swaps	–	7	–	7
Liabilities:
Currency and interest rate swaps	(5)	–	(15)	(16)
Interest rate swaps	–	(51)	–	(34)
Other assets
Currency exchange contracts	–	18	–	18
Other liabilities
Currency exchange contracts	–	(26)	–	(14)

Disclosures about the fair value of commodities futures contracts have not been made because, in the Directors’ opinion, such disclosure would be seriously prejudicial to the interests of the Group given the Group’s significant participation in the Cocoa futures market.

(f) Hedges of future transactions
The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

			Total net
	Gains	Losses	gains/(losses)
	£m	£m	£m

Unrecognised gains and losses on hedges at 30 December 2001	55	(49)	6
Gains and losses arising before 30 December 2001 that were recognised in 2002	18	(17)	1

Gains and losses arising before 30 December 2001 that were
not recognised in 2002	37	(32)	5
Gains and losses arising in 2002 that were not
recognised in 2002	26	(46)	(20)

Unrecognised gains and losses on hedges at
29 December 2002	63	(78)	(15)

Of which:
Gains and losses expected to be recognised in 2003	18	(28)	(10)
Gains and losses expected to be recognised in 2004 or later	45	(50)	(5)

The Group held contracts to exchange the following foreign currency amounts:

		Contract Amount

		2002	2001
		£m	£m

Contracts to sell foreign currency against sterling		570	549
Contracts to purchase foreign currency against sterling		879	680
Contracts to sell/purchase foreign currency against other foreign currency		146	273

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21   Capital and Reserves

(a) Share Capital of Cadbury Schweppes plc

	2002	2001
	£m	£m

Authorised Share Capital:
Attributable to equity interests:
Ordinary shares (3,200 million of 12.5p each)	400	400

Allotted, called up and fully paid Share Capital:
Attributable to equity interests:
Ordinary shares (2,057 million of 12.5p each) (2001: 2,047 million)	257	256

(b) Ordinary Shares
During the year 9,718,573 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 30).
The nominal value of ordinary shares issued during the year was £1 million.
There were no other changes in the issued ordinary share capital of the Company during the year.

During 20018,521,184 ordinary shares of 12.5p were allotted and issued upon the exercise of share options.
The nominal value of ordinary shares issued during the year was £1 million.
There were no other changes in the issued ordinary share capital of the Company during 2001.

During 2000 18,084,809 ordinary shares of 12.5p were allotted and issued upon the exercise of share options.
The nominal value of ordinary shares issued during the year was £2 million.
There were no other changes in the issued ordinary share capital of the Company during 2000.

(c) Movements on capital and reserves – Group

				Capital
	Share	Share	Revaluation	redemption	Retained
	capital	premium	reserve	reserve	profits	Total
	£m	£m	£m	£m	£m	£m

At 3 January 2000	253	942	61	90	806	2,152
Exchange rate adjustments	–	–	1	–	62	63
Shares issued for cash	2	49	–	–	(8)	43
Retained profit for year	–	–	–	–	287	287

At 31 December 2000	255	991	62	90	1,147	2,545
Shares issued for cash	1	28	–	–	(11)	18
Revaluation of fixed assets	–	–	(3)	–	–	(3)
Retained profit for year	–	–	–	–	320	320

At 30 December 2001	256	1,019	59	90	1,456	2,880
Exchange rate adjustments	–	–	–	–	(217)	(217)
Shares issued for cash	1	31	–	–	(6)	26
Write back goodwill
previously written off
to reserves	–	–	–	–	13	13
Retained profit for year	–	–	–	–	318	318

At 29 December 2002	257	1,050	59	90	1,564	3,020

The historical cost profit for the financial year was £548 million (2001: £542 million; 2000: £496 million) and the historical cost retained profit was £318 million (2001: £320 million; 2000: £287 million).

The gain on translation of long-term foreign currency borrowings by UK companies was £89 million (2001: £10 million; 2000: £nil) all of which was taken to reserves since these borrowings were used to hedge assets and liabilities in the same currencies.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 105

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Financial Statements
Notes to the Financial Statements

21   Capital and Reserves continued

(c) Movements on capital and reserves – Group continued

During the year the Company received £32 million on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £26 million to the Company for the issue of these shares and the balance of £6 million comprised contributions from an employee share trust funded by subsidiary undertakings.

Total goodwill written off to reserves on businesses continuing within the Group amounts to £1,749 million, of which £1,668 million has been written off since 3 January 1988.

(d) Movements on capital and reserves – Company

				Capital
	Share	Share	Revaluation	redemption		Retained
	capital	premium	reserve	reserve	Other	profits	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of year	256	1,019	1	90	–	174	1,540
Shares issued for cash	1	31	–	–	–	–	32
Retained profit for year	–	–	–	–	1,229	(114)	1,115
Reserves transfer	–	–	–	–	(70)	70	–

At end of year	257	1,050	1	90	1,159	130	2,687

The profit for the financial year for the Company was £116 million (2001: £354 million; 2000: £60 million). The historical cost profit for the financial year for the Company was £116 million (2001: £354 million; 2000: £60 million).

The other reserve represents an unrealised gain following an internal reorganisation. As this becomes distributable, a transfer is made to retained profits.

The total recognised gains and losses for the Company are the same as the profit for the financial year. The net increase in shareholders’ funds was £1,147 million.

22 Minority Interests

		Equity		Non-Equity

	2002	2001	2002	2001
	£m	£m	£m	£m

At beginning of year	28	27	275	266
Exchange rate adjustments	(3)	–	(26)	8
Share of profit after tax	3	5	24	25
Dividends declared	–	(2)	(23)	(24)
Purchase of shares from minorities	(23)	(2)	–	–
Acquisition of minority interest	8	–	–	–
Investment by minority interest	3	–	–	–

At end of year	16	28	250	275

The non-equity minority interest represents US$400 million of 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities, Series A (liquidation preference $25 per security) issued by Cadbury Schweppes Delaware, LP, and guaranteed as to certain payments by the Company, are traded on the New York Stock Exchange.

23   Acquisitions

The largest acquisition during 2002 was Dandy, a Danish chewing gum company with operations in Denmark, Scandinavia, the Benelux Countries and Russia. This completed in September 2002 for £222 million. The acquisition included fixed assets with a fair value of £29 million and net working capital of £27 million. The intangible asset arising on the acquisition has been allocated on a preliminary basis to goodwill (£166 million). A revised allocation will be made in 2003.

There were four other large acquisitions during the year:

Squirt, a Mexican soft drinks brand in February 2002, and the intangible asset that arose on the acquisition of £55 million has been allocated to brand value.

106 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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A 65% equity share of Kent, a Turkish sugar confectionery company for £70 million in May 2002. The net assets acquired were £15 million, and the intangible that arose on acquisition was £55 million, split between brands (£24 million) and goodwill (£31 million).

Nantucket Allserve, Inc, a US premium beverage company in May 2002. The net assets acquired were £8 million, and the intangible that arose on the Group’s acquisition was £41 million, split between brands (£20 million) and goodwill (£21 million).

The remaining 72% of Apollinaris & Schweppes, a German beverage associate, for £115 million in November 2002. The net assets acquired were £11 million, and the intangible that arose on acquisition was £104 million, which has all been allocated to goodwill. Previously the Group owned 28% and accounted for Apollinaris & Schweppes as an associate.

The Group also increased its ownership percentage in two Cadbury companies.

The Group purchased 44% of the outstanding share capital of Cadbury India throughout the year for £111 million. This was previously owned by the minority interest. Goodwill arose of £88 million on these transactions. The Group now owns over 94% of Cadbury India. The Group also purchased a further 6% of its associate company, Cadbury Nigeria. The Group now owns 46% of Cadbury Nigeria.

Except for goodwill arising on Apollinaris & Schweppes none of the goodwill arising in 2002 is deductible for tax purposes.

In addition the Group announced on 17 December 2002 that it had signed an agreement to purchase the Adams confectionery business for US$4.2 billion (£2.7 billion) from Pfizer Inc. The acquisition price includes US$450 million for expected tax benefits. The acquisition is expected to include fixed assets of US$350 million, working capital of US$100 million, and intangible assets of US$3.75 billion. The split of intangibles between goodwill and brands has not yet been determined. The acquisition is expected to close at the end of the first quarter of 2003.

A summary of assets and liabilities arising on acquisitions during the year is set out below:

			Dandy		All other acquisitions

		Fair			Fair		Total
	Local book	value	Fair	Local book	value	Fair	fair
	values	adjustments	value	values	adjustments	value	value
	£m	£m	£m	£m	£m	£m	£m

Intangible fixed assets	–	–	–	99	(2)	97	97
Tangible fixed assets	45	(16)	29	67	(1)	66	95
Stocks	12	–	12	16	(1)	15	27
Debtors	26	–	26	46	8	54	80
Creditors and provisions	(22)	–	(22)	(54)	(3)	(57)	(79)
Other	11	–	11	(29)	1	(28)	(17)
Minority interests	–	–	–	20	(5)	15	15

	72	(16)	56	165	(3)	162	218

Goodwill			166			255	421

							639

Cash consideration							628
Transaction costs							11

Cash paid							639
Net cash acquired							(11)

Net cash paid							628

Due to the proximity of the acquisitions to the year end, the related fair values are stated on a provisional basis.

Included in the above table are net adjustments on 2001 acquisitions of £1 million relating to the finalisation of opening balance sheets and finalisation of acquisition costs, which increased goodwill on acquisition.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 107

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Financial Statements
Notes to the Financial Statements

23   Acquisitions continued

The acquisitions in 2002 had a net positive impact of £3 million on earnings and a negative impact of £628 million on cash flow. These acquisitions contributed £140 million of turnover and £19 million of operating profit to the Group’s results for the year.

The largest acquisition during 2001 was the acquisition of Orangina Pampryl, the soft drinks brands and businesses of Pernod Ricard, which was completed in October 2001. The total cost of the acquisition was £445 million. The acquisition included assets with a fair value of £42 million, and net working capital of £10 million. The intangible asset arising on the acquisition has been split between brands (£222 million) and goodwill (£171 million).

In July 2001, the Group completed the acquisition of La Casera, a Spanish soft drinks manufacturer, for £65 million. The intangible asset arising on the acquisition has been allocated to brands (£53 million).

In September 2001, the Group completed the acquisition of the ReaLemon and ReaLime brands for £88 million. The intangible asset arising has been allocated to brands (£86 million).

The Group also completed the acquisitions of Slush Puppie, Carteret (a US beverage operation), Spring Valley (a juice brand in Australia), Mantecol (an Argentinean confectionery brand) and Mother Earth (a New Zealand health food company). These businesses were acquired primarily to strengthen the Group’s business in North America, Europe, Australia and Latin America. The Group also purchased the outstanding 20% of Cadbury Egypt for £6 million.

A summary of assets and liabilities arising on acquisitions during 2001 is set out below:

					All other
				Orangina	acquisitions

		Accounting	Fair			Total
	Local book	policy	value	Fair	Fair	fair
	values	harmonisation	adjustments	value	value	value
	£m	£m	£m	£m	£m	£m

Intangible fixed assets	14	(14)	222	222	139	361
Tangible fixed assets	42	–	–	42	31	73
Stocks	27	–	–	27	8	35
Debtors	63	–	(1)	62	15	77
Creditors and provisions	(81)	5	–	(76)	(29)	(105)
Other	(3)	–	–	(3)	(6)	(9)
Minority interests	–	–	–	–	2	2

	62	(9)	221	274	160	434

Goodwill				171	54	225

				445	214	659

Cash consideration				447	217	664
Transaction costs				7	–	7
Net cash acquired				(9)	(3)	(12)

				445	214	659

The most significant acquisition during 2000 was Snapple Beverage Group which was completed in October. The total cost of the acquisition was £1.2 billion, of which £139 million was not payable until 2001 and was paid during the year. The intangible asset arising on the acquisition was split between brands (£518 million) and goodwill (£639 million).

In July 2000, the Group completed the acquisition of Mauna La’i, a US tropical juice brand for £9 million which also represented the total goodwill capitalised.

The acquisition of Hollywood, a chewing gum and candy business in France, was completed in August 2000. The acquisition included tangible fixed assets with a fair value of £21 million and net working capital with a fair value of £6 million. The intangible asset arising on the acquisition was split between brands (£77 million) and goodwill (£58 million).

108 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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In September 2000, the Group acquired the Australian bottling operations of Lion Nathan. The acquisition included tangible fixed assets and net working capital with fair values of £21 million and £15 million respectively. The goodwill arising on the acquisition was £6 million.

In December 2000, the Group completed the acquisition of the outstanding 45% minority in its South African subsidiary, Cadbury Schweppes (South Africa) Ltd, for £143 million.

Other acquisitions completed during 2000 included Wuxi Leaf Confectionery Co. Ltd, a Chinese chewing gum company, and the shares in Schweppes Zimbabwe not already owned by the Group. In addition, DPSUBG, the Group’s US beverages associate, completed the acquisition of Grant-Lydick Beverages Company.

A summary of intangible assets arising on acquisitions during 2000 is set out below:

					All other
				Snapple	acquisitions

		Accounting	Fair			Total
	Local book	policy	value	Fair	Fair	fair
	values	harmonisation	adjustments	value	value	value
	£m	£m	£m	£m	£m	£m

Intangible fixed assets	–	–	518	518	77	595
Tangible fixed assets	22	(1)	–	21	44	65
Stocks	43	–	–	43	18	61
Debtors	58	(1)	–	57	23	80
Creditors and provisions	(74)	–	–	(74)	(21)	(95)
Other	2	–	–	2	3	5
Minority interests	–	–	–	–	88	88

	51	(2)	518	567	232	799

Goodwill				639	133	772

				1,206	365	1,571

Cash consideration				(716)	(365)	(1,081)
Deferred consideration				(139)	–	(139)
Transaction costs				(22)	–	(22)
Net borrowings acquired				(329)	–	(329)

				(1,206)	(365)	(1,571)

All acquisitions have been accounted for using the purchase method of accounting.

24   Leasing Commitments

The future minimum lease payments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

		Finance		Operating
		leases		leases

	2002	2001	2002	2001
	£m	£m	£m	£m

Within one year	4	3	42	38
Between one and two years	4	2	36	29
Between two and three years	4	2	29	25
Between three and four years	3	1	20	16
Between four and five years	2	1	17	14
After five years	2	1	106	82

	19	10	250	204
Less: Finance charges allocated to future periods	(1)	(2)	–	–

	18	8	250	204

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 109

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Financial Statements
Notes to the Financial Statements

24   Leasing Commitments continued

The minimum annual lease payments in 2003, to which the Group was committed under non-cancellable operating leases as at the year end, were as follows:

		Property	Plant and equipment

	2002	2001	2002	2001
	£m	£m	£m	£m

On leases expiring:
Within one year	3	4	2	3
Between one and five years	10	7	13	11
After five years	13	12	1	1

	26	23	16	15

The Group leases certain land and buildings on short-term and long-term operating leases. The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurances, maintenance and repairs on these properties.

Operating lease expenses charged in the Profit and Loss Account are as follows:

		Plant and
	Property	equipment
	£m	£m

2002	25	32
2001	24	27
2000	18	20

The future minimum lease payments (excluding advances pending formal commencement of leases) to which the Company is committed as at the year end were as follows:

		Operating
		leases

	2002	2001
	£m	£m

Within one year	5	7
Between one and two years	6	5
Between two and three years	5	5
Between three and four years	4	5
Between four and five years	4	5
After five years	35	35

	59	62

The Company has no finance lease commitments.

The minimum annual lease payments in 2003, to which the Company was committed under non-cancellable operating leases as at the year end, were as follows:

		Property	Plant and equipment

	2002	2001	2002	2001
	£m	£m	£m	£m

On leases expiring:
Within one year	–	–	–	–
Between one and five years	1	–	–	2
After five years	4	5	–	–

	5	5	–	2

Operating lease expenses charged in the Profit and Loss Account of the Company are as follows:

		Plant and
	Property	equipment
	£m	£m

2002	5	1
2001	5	1
2000	4	–

110 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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25   Contingent Liabilities and Financial Commitments

(a) The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 29 December 2002 being £2,188 million (2001: £1,959 million). The Company has also guaranteed certain contingent liabilities of some undertakings in which it has an equity interest, the maximum liability at 29 December 2002 being £12 million (2001: £12 million).
(b) Subsidiary undertakings have guarantees and indemnities outstanding amounting to £50million (2001: £52 million).
(c) The Group has given a number of indemnities on certain disposals including as to ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.
(d) Concentration of Credit Risk: Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.
(e) Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

26 Cash Flow from Operating Activities

	2002	2001	2000
	£m	£m	£m

Group operating profit	866	831	713
Depreciation	166	162	153
Goodwill amortisation	64	46	13
Cash items relating to restructuring provisions	3	(12)	(2)
Cash items relating to retirement benefits	(8)	(14)	(6)
Changes in working capital
– Stocks	(26)	(2)	6
– Debtors	(4)	(17)	(82)
– Creditors	35	107	113

	1,096	1,101	908

27 Foreign Currency Translation

The principal exchange rates used for translation purposes were as follows (£1=):

	2002	2001	2000	2002	2001
	Average	Average	Average	Closing	Closing

US dollar	1.50	1.44	1.52	1.60	1.45
Canadian dollar	2.36	2.24	2.25	2.51	2.31
Australian dollar	2.77	2.78	2.61	2.86	2.84
Euro	1.59	1.61	1.64	1.54	1.64
South African rand	15.8	12.5	10.5	14.0	17.4
Mexican peso	14.5	13.5	14.4	16.5	13.3

28   Post Balance Sheet Events

There have been no post balance sheet events requiring disclosure since 29 December 2002.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 111

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Financial Statements
Notes to the Financial Statements

29 Group Companies

	Activities	Country of incorporation and operation	Proportion of issued share capital held if not 100%

Details of principal associated undertakings
Camelot Group plc*	(c)	Great Britain (ii)	20%
L’Européenne D’Embouteillage SNC	(b)	France	50%
Dr Pepper/Seven Up Bottling Group, Inc	(b)	US	40.4%
Cadbury Nigeria PLC (listed)	(a)	Nigeria	46%
Crystal Candy (Private) Ltd	(a)	Zimbabwe (i)	49%
Gumlink A/S	(a)	Denmark	25%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)
United Kingdom
Cadbury Trebor Bassett (an unincorporated partnership
operating in Great Britain between Cadbury Ltd,
Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a)
Cadbury International Ltd	(a)	Great Britain
Reading Scientific Services Ltd*	(c)	Great Britain

Europe
Schweppes Belgium SA	(b)	Belgium
Cadbury France SA	(a)	France
Centre d’Elaboration des Concentrés Orangina	(b)	France
Orangina Pampryl SA	(b)	France
Schweppes France	(b)	France
Apollinaris & Schweppes GmbH & Co	(b)	Germany
Piasten Schokoladenfabrik Hofmann GmbH & Co KG	(a)	Germany
Cadbury Ireland Ltd	(a)	Ireland
Cadbury Schweppes International Beverages Ltd	(b)	Ireland
Cadbury Nederland BV	(a)	Netherlands
Schweppes International Ltd*	(b)	Netherlands† (i)
Cadbury Wedel Sp. zo.o.	(a)	Poland
Cadbury Portugal – Produtos de Confeitaria Lda	(a)	Portugal
Schweppes Portugal, SA	(b)	Portugal
Cadbury O.O.O.	(a)	Russia
Cadbury Dulciora SL	(a)	Spain
Schweppes SA	(b)	Spain
Dandy A/S	(a)	Denmark

Americas
Cadbury Stani SAIC	(a)	Argentina (ii)
Cadbury Beverages Canada Inc	(b)	Canada
Cadbury Trebor Allan Inc	(a)	Canada
Cadbury Aguas Minerales, SA de CV	(b)	Mexico (i)(ii)
Dr Pepper/Seven Up, Inc	(b)	US
Jaret International (CS) Inc	(a)	US
Mistic Brands, Inc	(b)	US
Mott’s Inc	(b)	US
Orangina Beverages, Inc	(b)	US
Snapple Beverage Corp	(b)	US
Stewart’s Beverage, Inc	(b)	US
Yoo-Hoo Chocolate Beverage Corp	(b)	US
Nantucket Allserve Inc	(b)	US

112 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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	Activities	Country of incorporation and operation	Proportion of issued share capital held if not 100%

Operating companies continued
Other overseas:
Cadbury Schweppes Pty Ltd	(a)(b)	Australia
Cadbury Food Co Ltd China	(a)	China
Trebor Wuxi Confectionery Company Ltd	(a)	China
Cadbury Egypt	(a)	Egypt
Food Industries Development Company (Bim Bim)	(a)	Egypt
Cadbury Egypt Group for Food Industries Company	(a)	Egypt
Cadbury Ghana Ltd	(a)	Ghana
Cadbury Four Seas Company Ltd	(a)	Hong Kong	70%
Cadbury India Ltd	(a)	India	94%
PT Cadbury Indonesia	(a)	Indonesia
Cadbury Japan Ltd	(a)	Japan
Cadbury Kenya Ltd	(a)	Kenya
Cadbury Confectionery Malaysia SB	(a)	Malaysia	65.5%
Cadbury Confectionery Ltd	(a)	New Zealand
Cadbury Pakistan Ltd	(a)	Pakistan	96%
Cadbury Singapore Pte Ltd	(a)	Singapore
Bromor Foods (Pty) Ltd	(a)	South Africa
Cadbury (Pty) Ltd	(a)	South Africa
Chapelat-Humphries Investments (Pty) Ltd	(a)	South Africa
Kent Gida Maddeleri Sanayiive Ticaret Anonim Sirketi	(a)	Turkey	65%

Finance and holding companies:
Berkeley Square Investments Ltd*	(c)	Great Britain
Cadbury Schweppes Finance p.l.c.*	(c)	Great Britain
Cadbury Schweppes Investments (Jersey) Ltd	(c)	Jersey
Cadbury Schweppes Overseas Ltd	(c)	Great Britain
Cadbury Schweppes Investments Ltd*	(c)	Great Britain
Vantas International Ltd*	(c)	Great Britain
Cadbury Schweppes France SA	(c)	France
Cadbury Schweppes Treasury Services	(c)	Ireland
Cadbury Schweppes Investments BV	(c)	Netherlands (i)
Cadbury Schweppes Delaware, LP	(c)	US
Cadbury Schweppes Holdings, LLC	(c)	US (i)
Cadbury Schweppes Holdings (U.S.)	(c)	US
Cadbury Schweppes Australia Ltd	(c)	Australia (ii)
CS Finance Pty Ltd	(c)	Australia

* Investment held directly by Cadbury Schweppes plc
† Incorporated in Great Britain

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list above only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.

The nature of the activities of the individual companies is designated as follows:
(a)	Confectionery
(b)	Beverages
(c)	Other (including holding companies).

The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.

Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 113

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Financial Statements
Notes to the Financial Statements

30 Share Plans

Up to 205 million ordinary shares of 12.5p each, being part of the authorised share capital, may be issued under options granted to employees under various share option plans and at 29 December 2002 there were options outstanding over 106,594,857 shares of which 25,389,295 shares were exercisable.

The following option plans grant options at a discount to market value on the date of grant: Australia and New Zealand 1993 Employee Options Contribution Plan and United States and Canada Employee Stock Purchase Plan 1994.

The following option plans grant options at a discount to market value on the day preceding the date of invitation: Savings-Related Share Option Scheme 1982, Irish Savings-Related Share Option Scheme, Irish AVC Savings-Related Share Option Scheme and The International Savings-Related Share Option Scheme 1998.

The following option plan grants options at a discount to market value on the date of invitation: Asia Pacific Employee Share Acquisition Plan 2002.

All discounts are within the limits permitted by the fiscal authorities.

The following option plans granted options at market value on the date of invitation: Share Option Scheme 1984 for Main Board Directors and Senior Executives and Share Option Scheme 1986 for Senior Management Overseas.

The Share Option Plan 1994 grants options at an exercise price equivalent to the market price five dealing days prior to the date of grant.

No compensation expense is recorded, as is permitted under UITF Abstract 17.

2002: Details of the various plans are as follows:

							Weighted	Weighted		Weighted
							average	average		average
							exercise price	contractual		exercise price
							of options	life in		of options
						Exercise prices	outstanding	months of		currently
Balance					Balance	for options in issue	at the	options		exercisable
outstanding					outstanding	during the year in	year end	outstanding		at year end
at the beginning					at the	the range (in £ unless	(in £ unless	at the	Exercisable	(in £ unless
	of the year	Granted	Exercised	Cancelled	year end	otherwise stated)	otherwise stated)	year end	at year end	otherwise stated)

(a)	6,613,204	–	2,867,532	89,468	3,656,204	1.75565 – 2.49900	2.24634	6	–	–
	10,916,292	2,821,865	363,942	559,806	12,814,409	3.14200 – 3.76400	3.46350	36	–	–
(b)	697,102	–	465,972	–	231,130	2.1379–2.2138	2.21380	10	231,130	2.21380
(c)	704,350	–	337,720	27,480	339,150	2.1379–2.2138	2.21380	10	339,150	2.21380
(d)	9,240,070	–	2,541,234	–	6,698,836	1.92085 – 2.74500	2.43770	37	6,698,836	2.43777
	29,281,276	–	1,733,796	655,013	26,892,467	2.96750 – 4.09000	3.93732	83	12,119,960	3.75480
	29,154,273	21,457,000	625,561	769,265	49,216,447	4.43750 – 4.825	4.74277	105	5,695,280	4.43811
(e)	384,813	–	122,588	112,438	149,787	1.70190 – 2.352	2.28579	19	112,403	2.30681
	1,136,677	205,823	89,468	155,729	1,097,303	3.29200 – 3.778	3.56529	26	–	–
(f)	125,322	–	53,479	38,138	33,705	2.035–2.352	2.35200	–	33,705	2.35200
	303,172	43,042	5,837	36,861	303,516	3.29200 – 3.88450	3.50479	32	–	–
(g)	344,883	–	141,869	49,163	153,851	AUD 9.89	AUD 9.89	8	–	–
	41,219	–	16,638	5,234	19,347	NZD 12.14	NZD 12.14	8	–	–
	66,350	–	–	–	66,350	4.25200	4.25200	7	–	–
(h)	2,228,417	1,493,772	872,176	153,411	2,696,602	USD 5.555 – 5.9625	USD5.77809	11	52,064	USD5.685
(i)	1,741,517	333,927	323,090	108,160	1,644,194	3.05000 – 3.86000	3.40401	27	106,767	3.19000
	–	389,424	–	–	389,424	USD 5.270	USD 5.270	36	–	–
(j)	–	198,410	–	6,275	192,135	3.69000	3.69000	6	–	–

114 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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(a) A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant “Save-as-you-Earn” contracts which are for a term of three, five or seven years.
(b) A Share Option Scheme for directors and senior executives was approved by shareholders in May 1984. These options are normally exercisable within a period of up to seven years commencing three years from the date of grant.
(c) A Share Option Scheme for senior management overseas was approved by shareholders in May 1986. Options under this scheme are normally exercisable within a period up to seven years commencing three years from the date of grant.
(d) A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options under this plan are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.
(e) A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(f) A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Ltd was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(g) An Option Contribution Plan for employees in Australia and New Zealand was approved by shareholders in May 1993. The options are exercisable in three periods, each of four weeks commencing after the announcement of the Group’s interim results.
(h) A Stock Purchase Plan for employees in the US and Canada was approved by shareholders in May 1994. The options are normally exercisable within a period of two weeks commencing on the first business day after the end of the fiftieth bi-weekly deduction period. If the interest earned to 29 December 2002 was taken into consideration, the number of shares exercisable at that date would have been 2,804,466.
( i ) The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal, Mexico and the Netherlands were granted options during the year. Options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three or five years.
(j) The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 115

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Financial Statements
Notes to the Financial Statements

30 Share Plans continued

2001: Details of the various plans are as follows:

							Weighted	Weighted		Weighted
							average	average		average
							exercise price	contractual		exercise price
							of options	life in		of options
						Exercise prices	outstanding	months of		currently
	Balance				Balance	for options in issue	at the	options		exercisable
	outstanding				outstanding	during the year in	year end	outstanding		at year end
	at the beginning				at the	the range (in £ unless	(in £ unless	at the	Exercisable	(in £ unless
	of the year	Granted	Exercised	Cancelled	year end	otherwise stated)	otherwise stated)	year end	at year end	otherwise stated)

(a)	10,087,228	–	3,305,339	168,685	6,613,204	1.75565 – 2.49900	2.13096	11	2,872	2.19000
	9,189,987	2,618,171	165,549	726,317	10,916,292	3.14200 – 3.74400	3.38242	42	228,378	3.62750
(b)	1,262,068	–	564,966	–	697,102	1.73585 – 2.21380	2.19503	18	697,102	2.19503
(c)	1,081,598	–	383,492	(6,244)	704,350	1.73585 – 2.21380	2.19150	18	704,350	2.19150
(d)	10,996,543	–	1,732,719	23,754	9,240,070	1.92085 – 2.74500	2.43573	49	9,240,070	2.43573
	31,054,463	–	1,033,265	739,922	29,281,276	2.96750 – 4.09000	3.90026	94	4,828,514	2.96750
	6,968,775	22,745,000	161,215	398,287	29,154,273	4.43750 – 4.77000	4.67441	108	6,451,466	4.43750
(e)	721,038	–	246,682	89,543	384,813	1.70190 – 2.49900	2.13569	16	188,835	1.97802
	976,841	177,463	5,523	12,104	1,136,677	3.29200 – 3.65600	3.53067	30	17,245	3.62750
(f)	208,099	–	38,080	44,697	125,322	1.95000 – 2.49900	2.15177	11	79,157	2.03500
	260,053	44,230	513	598	303,172	3.29200 – 3.88450	3.46881	39	3,376	3.62750
(g)	546,070	–	137,046	64,141	344,883	AUD 9.755 – 10.355	AUD 10.09729	16	–	–
	69,937	–	21,785	6,933	41,219	NZD 11.500 – 12.280	NZD 12.18541	17	–	–
	66,350	–	–	–	66,350	4.25200	4.25200	20	–	–
(h)	1,920,200	1,337,831	700,574	329,040	2,228,417	USD 5.555 – 5.970	USD 5.61013	11	–	–
(i)	1,286,785	551,737	24,436	72,569	1,741,517	3.05000 – 3.86000	3.37350	33	301,980	3.24000

(a) A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant “Save-as-you-Earn” contracts which are for a term of three, five or seven years.
(b) A Share Option Scheme for directors and senior executives was approved by shareholders in May 1984. These options are normally exercisable within a period of up to seven years commencing three years from the date of grant.
(c) A Share Option Scheme for senior management overseas was approved by shareholders in May 1986. Options under this scheme are normally exercisable within a period up to seven years commencing three years from the date of grant. 6,244 options were reinstated during 2001.
(d) A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options under this plan are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.
(e) A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(f) A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Ltd was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(g) An Option Contribution Plan for employees in Australia and New Zealand was approved by shareholders in May 1993. The options are exercisable in three periods, each of four weeks commencing after the announcement of the Group’s interim results.
(h) A Stock Purchase Plan for employees in the US and Canada was approved by shareholders in May 1994. The options are normally exercisable within a period of two weeks commencing on the first business day after the end of the fiftieth bi-weekly deduction period. If the interest earned to 30 December 2001 was taken into consideration, the number of shares exercisable at that date would have been 2,317,557.

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(i) The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal and the Netherlands were granted options during the year. Options are exercisable within a period not later than three months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three or five years.

2000: Details of the various plans are as follows:

								Options outstanding

						Exercise prices	Weighted	Weighted
						for options extant	average	average
	Balance				Balance	during the year in	exercise price	contractual
	outstanding at				outstanding at	the range (in £ unless	(in £ unless	life	Exercisable
	beginning of year	Granted	Exercised	Cancelled	end of year	otherwise stated)	otherwise stated)	in months	at year end

(a)	12,563,406	–	5,343,780	446,236	6,773,390	1.62700 – 2.14400	1.94854	17	1,178
	10,935,060	3,007,470	369,921	1,331,608	12,241,001	2.35200 – 3.41400	3.01621	49	–
	413,576	–	35,821	114,931	262,824	3.62750	3.62750	18	–
(b)	2,508,802	–	1,246,734	–	1,262,068	1.49935 – 2.21380	2.16797	28	1,262,068
(c)	1,524,472	–	962,268	114,842	447,362	1.47570 – 2.13790	2.06744	18	447,362
	1,238,918	–	567,202	37,480	634,236	2.21380	2.21380	34	634,236
(d)	17,721,108	–	6,666,188	58,377	10,996,543	1.92085 – 2.74500	2.42595	61	10,996,543
	25,585,846	15,801,500	1,983,202	1,332,406	38,071,738	2.6750 – 4.43750	3.98409	104	5,608,814
	46,000	–	–	–	46,000	4.51250	4.51250	99	–
(e)	1,046,272	–	246,057	79,177	721,038	1.70190 – 2.49900	2.05840	17	326,286
	808,438	259,261	3,744	101,603	962,352	3.29200 – 3.88525	3.55836	45	–
(f)	321,400	–	81,961	31,340	208,099	1.70190 – 2.49900	2.07335	16	79,909
	201,749	63,203	1,506	3,393	260,053	3.29200 – 3.85250	3.43245	53	–
(g)	100,913	–	99,325	1,588	–	AUD4.94500	–	–	–
	404,398	274,500	23,754	109,074	546,070	AUD9.75500 – 10.35000	AUD10.02807	23	–
	17,631	–	17,331	300	–	NZD5.60000	–	–	–
	52,086	41,900	7,683	16,366	69,937	NZD11.50000 – 12.28000	NZD12.11012	24	–
	–	66,350	–	–	66,350	£4.25200	4.25200	32	–
(h)	1,699,556	1,073,680	491,160	361,876	1,920,200	US$5.68500 – 6.39125	5.81649	10	–
(i)	1,129,127	277,183	13,909	104,976	1,287,425	£3.05000 – 3.86000	3.32539	32	–

(a) A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant “Save-as-you-Earn” contracts which are for a term of three, five or seven years.
(b) A Share Option Scheme for directors and senior executives was approved by shareholders in May 1984. These options are normally exercisable within a period of up to seven years commencing three years from the date of grant.
(c) A Share Option Scheme for senior management overseas was approved by shareholders in May 1986. Options under this scheme are normally exercisable within a period up to seven years commencing three years from the date of grant.
(d) A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options under this plan are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.
(e) A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(f) A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 117

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Financial Statements

Notes to the Financial Statements

30 Share Plans continued

(g) An Option Contribution Plan for employees in Australia and New Zealand was approved by shareholders in May 1993. The options are exercisable in three periods, each of four weeks commencing after the announcement of the Group’s interim results.
(h) A Stock Purchase Plan for employees in the US and Canada was approved by shareholders in May 1994. The options are normally exercisable within a period of two weeks commencing on the first business day after the end of the fiftieth bi-weekly deduction period.
If the interest earned to 31 December 2000 was taken into consideration, the number of shares exercisable at that date would have been 1,997,008.
(i) The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France and Portugal were granted options during the year. Options are exercisable within a period not later than three months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three or five years.

The weighted average fair value and related assumptions at the grant date of options granted were as follows:

	2002		2001		2000

Options whose exercise price equals
the market price on the grant date
Weighted average fair value	73.1	p	106.3	p	96.8	p
Weighted average assumptions
Risk free interest rate	4.5%		5.6%		6.6%
Expected life	36 months		53 months		53 months
Expected volatility	21.8%		23.6%		23.0%
Dividend yield	2.4%		2.3%		2.5%
Options whose exercise price is less
than the market price on the grant date
Weighted average fair value	120.7	p	151.0	p	158.5	p
Weighted average assumptions
Risk free interest rate	4.6%		5.4%		6.3%
Expected life	52 months		48 months		39 months
Expected volatility	21.5%		23.5%		22.9%
Dividend yield	2.5%		2.2%		2.3%

See Note 31 for the pro forma effect of applying the fair value of options granted to US GAAP profit.

Awards under the BSRP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Company, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Company’s employee share plans.

In January 1997, the Company established an additional employee trust, the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (the “QUEST”), for the purpose of distributing ordinary shares in the Company on the exercise of options under the UK Savings-Related Share Option Scheme. The trustee of the QUEST is Cadbury Schweppes Group Trustees Ltd, a subsidiary of the Company. All employees of Group companies in the UK, including Executive Directors of the Company, are potential beneficiaries under the QUEST. The options held by each Director holding office at the year end are detailed in the Report on Directors’ Remuneration on page 56. There were no options held by them under the Irish Share Plan (see below).

118 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last three years, 1,686 appropriations under the Irish Share Plan (a profit sharing plan) totalling 21,918 ordinary shares, have been made to Irish registered employees who worked 25 hours or more per week, with two or more continuous years’ service. The prices at which the shares will vest, between 20 December 2004 and 31 May 2005, range from £4.315 to £4.690.

31 Summary of Differences between UK and US Generally Accepted Accounting Principles
The financial statements are prepared in accordance with generally accepted accounting principles applicable in the UK (“UK GAAP”), which differ in certain significant respects from those applicable in the US (“US GAAP”). These differences relate principally to the following items and the necessary adjustments are shown in the tables set out on pages 126 to 129.

(a) Goodwill and Intangible assets
Prior to 1998, under UK GAAP the Group wrote off acquisition goodwill against reserves in the balance sheet in the year of acquisition. From 1998, under UK GAAP, acquired goodwill is capitalised and its subsequent measurement (via annual impairment review or annual amortisation charge) is determined based on the individual circumstances of each business acquired. A portion of the goodwill capitalised from 1998 is not being amortised under UK GAAP (see Note 1). Under UK GAAP, the cost of brands acquired may be capitalised and no amortisation or writedown is required unless there is an impairment in value below cost. On an annual basis, the Group reviews non-amortised goodwill and brands for possible impairment using an estimate of the related businesses discounted cash flows in measuring whether the asset is recoverable.

Under US GAAP, for periods ending on or before 30 December 2001 goodwill and identifiable intangible assets (eg brands) were amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Goodwill and identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management’s judgement, the carrying value of such assets may not be recoverable.

Impairments of goodwill and identifiable intangible assets were recognised if expected undiscounted cash flows were not sufficient to recover the carrying value of the asset. If a material impairment was identified, the asset was written down to its estimated fair value. Fair value was determined based on the present value of expected net cash flows to be generated, discounted using a rate commensurate with the risks involved.

Under US GAAP, effective 31 December 2001, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. The statement directs that goodwill and intangible assets that have indefinite useful lives will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling. Going forward, the Group will carry out an annual impairment review of goodwill.

In 2002 an impairment of goodwill of £14 million was recorded under US GAAP. No impairments were recorded in 2001, or 2000.

(b) Interest capitalisation
Under UK GAAP, the capitalisation of interest is optional and the Group does not capitalise such interest. Under US GAAP interest is required to be capitalised on capital construction projects and amortised over the life of the asset. The amount of interest capitalised for US GAAP purposes was £6 million (2001: £7 million, 2000: £3 million).

Report & Accounts and Form 20-F 2002 Cadbury Schweppes 119

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Financial Statements

Notes to the Financial Statements

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued

(c) Derivative instruments
Under UK GAAP, to qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

Under UK GAAP, gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

Prior to 1 January 2001 under US GAAP, hedging of foreign currency transactions was allowable for transactions which were firm commitments. Some of the Group’s foreign currency contracts which hedge forecast or budgeted transactions did not meet the definition of a firm commitment; gains or losses on these contracts were not deferred and were recognised in net income.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities has been applied as of 1 January 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value.

The Group has not designated its derivative instruments as hedges pursuant to SFAS 133. All contracts are marked to market at the balance sheet date and gains or losses arising are recognised in net income.

The adoption of SFAS 133 in 2001 resulted in a net cumulative transition adjustment of £41 million (net of £18 million tax), of which £15 million has been dealt with as a cumulative adjustment to net income during 2001. Of the cumulative adjustment to shareholders’ funds, £1 million (2001: £41 million) has been released to the profit and loss account during the current year.

(d) Deferred taxation
Under UK GAAP, deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred at the balance sheet date.

Under US GAAP, deferred tax liabilities related to temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax basis) are fully provided and future taxation benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not.

Under UK GAAP, FRS 19 requires deferred tax to be provided in full on all liabilities. Deferred tax assets are recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be relieved, it may not be appropriate to recognise the deferred tax assets at all. FRS 19 does

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not define or provide guidance relating to the phrases “some time” or “more likely than not.” Under US GAAP, deferred tax assets and liabilities are recognised for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carryforwards. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax assets will not be realised. This may result in deferred tax assets being recognised for US GAAP which do not comply with the UK GAAP criteria. There were no such items in any of the periods presented.

Under UK GAAP deferred tax is based on tax rates and laws that have been enacted, or substantively enacted. For US GAAP only tax rates and laws that have been enacted are taken into account. This difference has not resulted in material differences in 2002, 2001 and 2000.

Under UK GAAP, passing certain criteria, the Group may net deferred tax liabilities and assets and present a net balance in the balance sheet, within Provisions for liabilities and charges. Additionally, under UK GAAP the tax rate reconciliation is performed to the current tax charge for the year.

Under US GAAP deferred taxes are classified between current and non-current portion, depending on the items they relate to, disclosed separately and presented on a net basis, by tax jurisdiction. Additionally, under US GAAP the tax rate reconciliation is performed to the total tax charge for the year.

(e) Revaluation of properties
Under UK GAAP, properties were, up to 1999, restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Depreciation is provided on the restated values. Such restatements are not permitted under US GAAP.

(f) Ordinary dividends
Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of the recommendation by the Directors which requires subsequent approval by the shareholders to become a legal obligation of the Company. Under US GAAP, dividends are only provided when the legal obligation to pay arises.

(g) Pension costs
Under UK GAAP, the costs of providing pension benefits may be calculated by the use of any recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates. (See note 18 for disclosures presented in accordance with SFAS 132).

(h) SAYE discounts
Under UK GAAP, there is no charge related to the discount offered on SAYE shares. Under US GAAP, the discount on each scheme has to be amortised over the life of the scheme.

(i) LTIP
Under UK GAAP, the costs of LTIP schemes are amortised based on the cost of shares acquired by the ESOP trust to fulfil the scheme. Under US GAAP, these plans are accounted for as variable plans and the cost is calculated based on the market price of shares at the date of award. For those schemes where the measurement period has not yet been completed so no award has been made, the year end accrual is based on the year end share price.

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Financial Statements

Notes to the Financial Statements

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued

(j) Cash Flows
Under UK GAAP the Group complies with FRS 1 “Cash Flow Statements” the objective and principles of which are similar to those set out in SFAS 95 “Statement of Cash Flows”. Under FRS 1, the Company presents its cash flows for (a) operating activities; (b) dividends from associates; (c) returns on investments and servicing of finance; (d) taxation; (e) capital expenditure and financial investments; (f) acquisitions and disposals; (g) dividends to ordinary shareholders; (h) management of liquid resources; and (i) financing activities. SFAS 95 requires only three categories of cash flow activity namely (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS 95; dividend payments are included as a financing activity under SFAS 95 and cash flows from capital expenditure, long-term investments, acquisitions and disposals net of cash acquired or disposed are included as investing activities under SFAS 95. In addition, under FRS 1, cash represents cash at bank and in hand less bank overdrafts. Under US GAAP bank overdrafts are usually classified as financing activities.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP using UK GAAP measurement principles is set out below:

	2002	2001	2000
	£m	£m	£m

Operating activities:
Cash flow from operating activities	1,096	1,101	908
Interest paid	(124)	(173)	(37)
Interest received	50	81	8
Taxation	(221)	(178)	(164)

Net cash flow from operating activities	801	831	715

Investing activities:
Dividends received from associates	13	38	19
Purchases of fixed assets	(288)	(239)	(126)
Disposals of fixed assets	37	6	25
Acquisitions and disposals	(624)	(714)	(1,039)
Net change in bond investments	2	(5)	93
Net change in equity and non equity investments	6	3	(50)

Net cash used in investing activities	(854)	(911)	(1,078)

Financing activities:
Financing	302	373	623
Net change in commercial paper	0	0	(3)
Net change in bank deposits	14	31	22
Equity dividends paid	(223)	(214)	(203)
Sale/(Purchase) of shares by the Employee Trust	14	(86)	(65)
Dividends paid to minority interest	(25)	(25)	(29)

Net cash provided by financing activities	82	79	345

Net increase/(decrease) in cash and cash equivalents	29	(1)	(18)

Effect of foreign exchange movements on cash balances	1	8	1

Cash and Cash Equivalents at beginning of year	107	100	117

Cash and Cash Equivalents at end of year	137	107	100

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(k) Profit on disposal of fixed assets
Under UK GAAP profits on disposal of fixed assets are classified as non operating profits. Under US GAAP such items would be classified as a component of operating profit.

(l) Disposal gain adjustment
Due to differing treatment of goodwill and intangible assets under UK and US GAAP (see Note 31(a)), differences arise on the profit on sale of subsidiaries and investments.

Under UK GAAP profit on sale of subsidiaries and investments are classified as non-operating profits. Under US GAAP such items would be classified as a component of operating profit.

(m) Restructuring costs
Under US GAAP, certain costs are provided for within purchase accounting which are not permitted under UK GAAP where such costs are charged to the profit and loss account and classified within restructuring.

In addition, non-contractual costs associated with voluntary redundancy schemes are not provided for under US GAAP until redundancy is accepted by the employee. Under UK GAAP, these costs are provided for prior to acceptance by the employee.

(n) Employee Trust
Under UK GAAP, own shares held by the Employee Trust are accounted for as fixed asset investments. Under US GAAP, own shares are accounted for within shareholders’ equity.

(o) Advertising
The Group expenses advertising costs as incurred.

(p) Right of Offset
Under UK GAAP, a guaranteed loan of £621 million (2001: £684 million) has been offset against restricted cash deposits included in short term investments in accordance with FRS 5. Under UK GAAP a loan has been offset against a zero coupon bond (perpetual loan note 19) which will mature at £244 million. Under US GAAP, the offsets do not meet the requirements of Financial Accounting Standards Board Interpretation 39.

(q) Associates
Under UK GAAP the Company records its share of operating profit in associates, before tax and interest, as a component of “Total Operating Profit including associates”. Interest and tax relating to such profit is included as part of “Net interest” and “Taxation”, respectively. Under US GAAP, equity in earnings of associates is presented in a one line item after minority interests.

(r) Minority Interest
Under UK GAAP the Company records minority interest on acquisitions at fair value. Under US GAAP the minority interest at acquisition is recorded at historical cost. This difference does not affect shareholder funds and net income under US GAAP.

(s) Debt
Under UK GAAP debt is initially stated at the amount of the net proceeds after deduction of issue costs. Under US GAAP issue costs are shown as assets.

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Financial Statements
Notes to the Financial Statements

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued

Notes	Effects on profit of differences between UK and US generally accepted accounting principles

		2002	2001	2000
		£m	£m	£m

	Profit for the Financial Year from continuing operations,
	net of tax (per UK GAAP)	548	542	496
	US GAAP adjustments:
31(a)	Amortisation of goodwill and intangibles	53	(109)	(102)
31(m)	Restructuring costs	(1)	(1)	9
31(b)	Interest capitalised	6	7	5
31(b)	Depreciation of capitalised interest	(2)	(2)	(2)
31(g)	Pension costs	10	9	7
31(l)	Disposal gain adjustments	7	–	(22)
31(c)	Derivatives – Impact of transition adjustment	1	41	–
31(c)	Derivatives	(9)	(12)	–
31(h), 31(i)	SAYE/LTIP	4	(4)	(9)
	Other items	–	3	(3)
	Taxation on above adjustments	(4)	(11)	–
31(d)	Deferred taxation	(48)	15	4

	Profit for the Financial Year from continuing operations, net of
	tax, before cumulative effect of a change in accounting principle	565	478	383

31(c)	Cumulative effect on prior years (to 31 December 2000)
	of implementation of SFAS 133, net of tax	–	15	–

	Profit for the Financial Year from continuing operations, net of tax,
	(per US GAAP)	565	493	383

	The minority share of UK to US GAAP adjustments is not material.

	Earnings per ADR under US GAAP

		2002	2001	2000
		£ per ADR	£ per ADR	£ per ADR

	Total earnings per ADR (before cumulative
	effect of accounting change)
	Basic	1.13	0.95	0.77
	Diluted	1.12	0.94	0.76

	Total earnings per ADR (after cumulative
	effect of accounting change)
	Basic	1.13	0.98	0.77
	Diluted	1.12	0.97	0.76

	See Note 9 for a reconciliation of shares used in the Basic and Diluted EPS calculations.

		2002	2001	2000
		million	million	million

	Average number of ADR – Basic	501	501	500
	Average number of ADR – Diluted	504	507	505

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	The Company applies US Accounting Principles Board (“APB”) Opinion 25 and related interpretations when accounting for its share option plans (see Note 30 for a summary of the plans). Had compensation cost for the Group’s share option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Group’s profit and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated:

			2002	2001	2000
			£m except per ADR data

		Profit for the Financial Year from continuing operations as adjusted for US GAAP:
		As reported	565	493	383
		Pro forma	546	479	374
		Basic earnings per ADR per US GAAP:
		As reported	1.13	0.98	0.77
		Pro forma	1.09	0.96	0.75
		Diluted earnings per ADR per US GAAP:
		As reported	1.12	0.97	0.76
		Pro forma	1.08	0.94	0.74

		Further details regarding the fair valuation of option grants can be found in Note 30.

Notes
	Cumulative effect on Shareholders’ Funds of differences between UK and US generally accepted accounting principles

			2002	2001	2000
			£m	£m	£m

		Shareholders’ Funds per UK GAAP	3,020	2,880	2,545
		US GAAP adjustments:
31(a)	Goodwill and intangibles	– cost	1,510	1,618	1,527
		– accumulated amortisation	(648)	(749)	(631)
31(g)		Pension costs	(19)	(15)	(33)
31(g)		Recognition of additional minimum pension liability	(113)	–	–
31(b)	Interest capitalisation	– cost	105	99	92
31(c)		– accumulated depreciation	(84)	(81)	(80)
31(e)		Property revaluations	(59)	(59)	(62)
31(f)		Dividends	161	153	146
31(c)		Derivatives	19	98	–
		Other items	2	(1)	2
		Taxation on above adjustments	32	25	(4)
31(d)		Deferred taxation	(57)	(42)	37
31(n)		Shares held in Employee Trust	(226)	(240)	(153)

		Shareholders’ Funds before cumulative effect of a change in accounting principle	3,643	3,686	3,386

31(c)		Cumulative effect on prior years (to 31 December 2000) of
		implementation of SFAS 133	–	(56)	–

		Shareholders’ Funds per US GAAP	3,643	3,630	3,386

		The minority share of UK to US GAAP adjustments is not material.

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Financial Statements
Notes to the Financial Statements

31 Summary of Differences between UK and US Generally Accepted Accounting Principles continued

Cumulative effect on Shareholders’ Funds of differences between UK and US generally accepted accounting principles continued
The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the total tax charge as a percentage of profit on ordinary activities before tax, under UK GAAP.

	2002	2001	2000
	%	%	%

UK Corporation Tax rate	30.0	30.0	30.0
Excess of book depreciation over tax depreciation	0.3	(0.4)	0.5
Relief for stocks and investment incentives	(0.6)	(0.4)	(0.8)
Capital items not subject to tax	(1.8)	(0.3)	(2.1)
Non-deductible expenses	0.6	–	1.2
Amortisation of goodwill	0.7	(0.7)	(0.3)
Losses of current year not relieved	0.9	–	0.4
Losses of current and previous years now relieved	–	(0.3)	(0.1)
Differences in overseas tax rates	4.5	3.4	–
Over provisions in prior years	(4.1)	(0.6)	(1.2)
Other	0.2	(1.1)	2.1

Total tax charge as a percentage of profit before tax (UK GAAP)	30.7	29.6	29.7

Unaudited Proforma Disclosure
In accordance with SFAS 142 the Group provides the required transitional disclosures to highlight the impact of SFAS 142 would have had on 2001 and 2000 had the standard been implemented for these years.

	2001	2000

Profit for the financial year	493	383
Amortisation of goodwill and intangibles	155	115

Adjusted profit for the financial year	648	498

Adjusted Total Earnings per ADR	1.29	0.99

Details of the acquisition of Orangina Pampryl during 2001 are set out in Note 23. Under SFAS 141, supplemental pro forma disclosures for the Group are required, as though this acquisition had occurred at the beginning of 2000. These disclosures have been prepared under US GAAP and are set out below:

2001
£m

Turnover	5,764
Net income	505
Net income per ADS	1.01

The Group does not believe that this pro forma disclosure should be regarded as indicative of the on-going results of the Group or of Orangina Pampryl. Profit after tax for Orangina Pampryl in 2000, on a US GAAP basis, was £19 million. For the period from 1 January 2001 to 31 October 2001, Orangina Pampryl recorded a profit after tax, on a US GAAP basis, of £12 million. There is no interest charge included in these numbers as Orangina Pampryl was part of the Pernod Ricard Group and no standalone accounts are available. The tax rate used is based on local tax rates for the respective year.

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Details of the acquisition of Snapple Beverage Group during 2000 are set out in Note 23 to the accounts. Under APB Opinion 16, supplemental pro forma disclosures for the Group are required, as though this acquisition had occurred at the beginning of 1999. These disclosures have been prepared under US GAAP and are set out below:

2000
£m

Turnover	5,025
Net income before extraordinary items	324
Net income	314
Net income per ADS	0.62

The Group does not believe that this pro forma disclosure should be regarded as indicative of the on-going results of the Group or of the Snapple Beverage Group. Profit after tax for Snapple Beverage Group in 1999, on a US GAAP basis, was £6m. For the period from 4 January 2000 to 25 October 2000, Snapple Beverage Group recorded a loss after tax, on a US GAAP basis, of £17 million.

32   Changes and Proposed Changes to US Generally Accepted Accounting Principle

(a) SFAS 143 “Accounting for Asset Retirement Obligations”
In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognised as an increase in the carrying amount of the liability as an expense classified as an operating item in the statement of income.

SFAS 143 is effective for fiscal years beginning after 15 June 2002. The Group does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

(b) SFAS 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002”
In April 2002, the FASB issued Statements of Accounting Standards No. 145, SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS 64, “Extinguishments of Debt made to satisfy Sinking-Fund requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS 145 amends SFAS 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after 15 May 2002. The Group does not believe that the adoption of SFAS 145 will have a material impact on its results of operations and financial position.

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Financial Statements
Notes to the Financial Statements

32   Changes and Proposed Changes to US Generally Accepted Accounting Principles continued

(c) SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”
In June 2002, the FASB issued Statement of Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognised at the date of an entity’s commitment to an exit plan. SFAS 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The Group is currently evaluating the impact that the adoption of SFAS 146 will have on its results of operations and its financial position.

(d) SFAS 147 “Acquisition of Certain Financial Institutions”
In October 2002, FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. This Statement removes acquisitions of financial institutions from the scope of Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS 141, and SFAS 142. In addition, this Statement amends SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor – and borrower – relationship intangible assets and credit cardholders intangible assets. SFAS 147 was effective immediately upon issuance. The adoption of SFAS 147 has not had a material impact on its results of operations and financial position.

(e) SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS 123”
In December 2002, FASB issued SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS 123. SFAS 148 amends SFAS 123 and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after 15 December 2002, and disclosures are effective for the first fiscal quarter beginning after 15 December 2002. The Group does not intend to adopt the fair value method of accounting for stock based compensation. Consequently SFAS 148 will not have an impact on its results of operation and financial position.

(f) FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”
In November 2002, FASB issued Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that is has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after 15 December 2002 and the Group has adopted these requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or

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modified after 31 December 2002. The Group are assessing, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position, cash flows or results of operations.

(g) FIN 46 “Consolidation of Variable Interest Entities”
In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities” an interpretation of ARB 51. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interests entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after 31 January 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after 15 June 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before 1 February 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity, if when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created. The Group does not expect that when FIN 46 becomes effective that it will have to consolidate or disclose any information regarding variable interests.

(h) EITF 00-21 “Revenue Arrangements with Multiple Deliverables”
At the 21 November 2002 Emerging Issues Task Force meeting, the Task Force ratified as a consensus the tentative conclusions reached on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” at the 25 October 2002 EITF meeting, with minor modifications. The Issue provides guidance when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Issue is applicable to all contractual arrangements, as there defined, under which a vendor will perform multiple revenue-generating activities, including delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after 15 June 2003. At the 23 January 2003 EITF meeting, the Task Force agreed to make certain revisions to paragraph 4(a) of the November minutes of this Issue to clarify that the provisions of this Issue do not override higher-level authoritative literature. The Group does not believe the adoption of EITF Issue No. 00-21 will have a material impact on its results of operations and financial position.

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130 Cadbury SchweppesReport & Accounts and Form 20-F 2002

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Report & Accounts and Form 20-F 2002 Cadbury Schweppes 131

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Additional Information for Shareholders

Registered Office and Group Headquarters		Registrars

25 Berkeley Square		Lloyds TSB Registrars
London W1J 6HB		The Causeway
UK		Worthing
West Sussex BN99 6DA
UK
Registered in England and Wales No. 52457
Tel. No. 020 7409 1313		Tel.No. 0870 600 3959
+44 121 415 7036

Group Secretary

M A C Clark

Financial Calendar

	Final Dividend for 2002	Interim Dividend for 2003

Ordinary shares
Announcement of results	12 February 2003	23 July 2003
Ex-dividend date	23 April 2003	17 September 2003
Record date	25 April 2003	19 September 2003
Dividend payment	23 May 2003	17 October 2003

The Annual General Meeting of the Company is on 8 May 2003.

Dividends

The interim dividend for 2002 of 3.50 pence per ordinary share was paid on 18 October 2002. The final dividend for 2002 of 8.00 pence per ordinary share was announced by the Directors on 12 February 2003 and, subject to approval at the Annual General Meeting, will be paid on 23 May 2003 to ordinary shareholders on the register at the close of business on 25 April 2003. The recommended final dividend totals £160 million.

The Company has paid cash dividends on its ordinary shares in respect of every financial year since the merger of Cadbury Group Limited with Schweppes Limited in 1969. Dividends are paid to holders of ordinary shares on dates which are determined in accordance with the guidelines of the UK Listing Authority. A final dividend is normally recommended by the Board of Directors following the end of the financial year to which it relates and is paid in the following May, subject to shareholders’ approval at the Company’s Annual General Meeting. An interim dividend is normally declared by the Board of Directors following the end of the first half year to which it relates. For 2001 and earlier years, the interim dividend was paid in November. Since 2002, interim dividends have been paid one month earlier in October. The dividends for holders of ADRs are normally paid by the Depositary one week after the dividend is paid to ordinary shareholders. Future dividends to be paid by the Company will be dependent upon the Company’s earnings, financial condition and other factors, including the amounts of dividends paid to it by its subsidiaries. There is no UK governmental restriction on dividend payments to foreign shareholders which is applicable to the Company.

The table below details the amounts of interim, final and total dividends declared in respect of each financial year indicated, translated into US dollars per ADR (each representing four ordinary shares) at the Noon Buying Rate on each of the respective payment dates for interim and final dividends.

Dividend Rates per Ordinary Share

	Financial year
Financial Year	2002		2001	2000	1999	1998

Pence per ordinary share
Interim	3.500		3.350	3.200	3.050	2.900
Final	8.000	(a)	7.650	7.300	6.950	6.600
Total	11.500		11.000	10.500	10.000	9.500

(a) To be paid on 23 May 2003

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Dividend Rates per ADR

	Financial year
Financial Year	2002		2001	2000	1999	1998

£ per ADR
Interim	0.140		0.134	0.128	0.122	0.116
Final	0.320	(a)	0.306	0.292	0.278	0.264
Total	0.460		0.440	0.420	0.400	0.380

US Dollars per ADR
Interim	0.210		0.191	0.181	0.197	0.191
Final			0.444	0.417	0.410	0.420
Total			0.635	0.598	0.607	0.611

(a) To be paid on 2 June 2003 to ADR holders

American Depositary Receipts
Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank as depositary. Each ADS represents four ordinary shares.

The ADR Depositary is JPMorgan Chase Bank and shareholder enquiries may be directed to:

JPMorgan Chase Bank
ADR Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Telephone: (781) 575 4328
www.adr.com

Global Invest Direct

Global Invest Direct (“GID”) is a program established by JPMorgan Chase Bank to provide a convenient and economical way for investors to increase their ADR investment in the Company.

Further information about GID may be obtained from JPMorgan Chase Bank:
Freephone: #1 800 428 4237 (US only) or at the address above. For calls from outside the US dial 1 781 575 4328.

SEC Filings

In accordance with US legislation, portions of this Report have been incorporated by reference to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) in Washington DC, and a copy of this Report has been filed as an exhibit to a Form 6-K filed with the SEC. This filing is available for public inspection and a copy is available on our web-site. If you wish to receive a hard copy, please contact the New York office of JPMorgan Chase Bank.

The Trading Market

The principal trading market for the ordinary shares of 12.5p is the London Stock Exchange. ADRs have been traded on the New York Stock Exchange since 2 May 1996 under the ticker symbol CSG. Previously they were traded on the over-the-counter market in the US from 1984 until 1 May 1996 and were quoted on NASDAQ under the ticker symbol CADBY.

Following the two for one share split in 1999, each ADR represents four ordinary shares of 12.5p.

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Additional Information for Shareholders

The Trading Market continued

The table below details for the stated periods the high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADRs, as reported on the New York Stock Exchange composite tape:

Share Prices: Ordinary Shares and ADRs

		Ordinary Shares		American Depositary Receipts

Financial Year		High £	Low £	High US$	Low US$

1998		5.2050	3.0675	35.06	20.12
1999		5.2250	3.4550	34.56	22.88
2000		5.0000	3.2250	29.00	21.44
2001	First quarter	4.8600	4.2750	29.56	25.56
	Second quarter	4.9350	4.2500	28.30	24.81
	Third quarter	4.8275	4.1800	27.72	24.35
	Fourth quarter	4.5500	4.1175	26.35	23.85
	Full year	4.9350	4.1175	29.56	23.85
2002	First quarter	4.8500	4.2150	27.98	24.55
	Second quarter	5.3425	4.5400	31.75	27.83
	September	4.7325	4.1650	29.53	26.63
	Third quarter	5.0000	4.1050	30.70	26.00
	October	4.3650	4.0650	27.35	25.35
	November	4.3625	4.0300	27.05	25.58
	December	4.2150	3.7825	26.50	24.40
	Fourth quarter	4.3650	3.7825	27.35	24.40
	Full year	5.3425	3.7825	31.75	24.40
2003	January	3.9375	3.2350	25.60	21.89
	February	3.3500	3.1100	22.28	19.90
	March (to 3 March)	3.2550	3.2300	21.00	20.63

The Company undertook a two for one share split in 1999 and prices have been adjusted for prior periods.

The ADR price is affected by the exchange rate between the pound sterling and the US dollar. See Exchange Rates on page 136.

At 29 December 2002, 99.01 million ordinary shares were held as ADRs by 1,945 account holders with registered addresses in the US, representing approximately 4.81% of the outstanding ordinary shares. Analysis of the share register and of the beneficial ownership of ordinary shares held by nominees through the London Stock Exchange indicated that in total 418.93 million ordinary shares, including those held through ADRs, were held by 2,198 investors with addresses in the US, representing 20.37% of the outstanding ordinary shares.

The 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities, Series A (the “Preferred Securities”) (liquidation preference $25 per security) issued by Cadbury Schweppes Delaware, LP and guaranteed as to certain payments by the Company, are traded on the New York Stock Exchange. The following table details, for the stated periods, the high and low market prices of the Preferred Securities as reported on the New York Stock Exchange composite tape:

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Preferred Securities: High and Low market prices

Financial Year		High US$	Low US$

1998		27.38	26.13
1999		27.00	22.56
2000		25.19	22.81
2001	First quarter	25.75	25.06
	Second quarter	25.85	25.30
	Third quarter	26.20	25.31
	Fourth quarter	26.01	25.20
	Full year	26.20	25.06
2002	First quarter	25.74	25.03
	Second quarter	25.84	25.10
	September	25.99	25.35
	Third quarter	25.99	25.17
	October	25.85	25.35
	November	25.89	25.55
	December	25.93	25.10
	Fourth quarter	25.93	25.10
	Full year	25.99	25.03
2003	January	25.65	25.30
	February	25.70	25.36
	March (to 3 March)	25.58	25.46

Exchange Controls and other Limitations affecting Security Holders

There are at present no UK foreign exchange control restrictions on remittance of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations. There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company’s ordinary shares. In the event that a person who is or was interested in ordinary shares fails to give the Company any information required by a notice given pursuant to Section 212 of the Companies Act 1985 (as amended) (the “Companies Act”) (which confers upon public companies the power to require information with respect to interests in their voting shares) within the time specified in the notice, the Company may apply to the Court for an order, inter alia, that no voting rights be exercisable in respect of such shares and that no shares be issued or (except on liquidation) payment be made by the Company in respect of such shares. The holder shall also not be entitled to attend or vote at meetings, and (in the case of a person who holds at least 0.25% in number or nominal value of the shares, or any class of shares in issue) the Board of Directors of the Company may withhold payment of all or part of any dividends and the holder shall not be entitled to receive shares in lieu of dividend and the Board of Directors of the Company may decline to register a transfer of shares in certain circumstances, if (a) the Company has given notice to the registered holder requiring the delivery of an ownership declaration by the beneficial owner pursuant to the Articles of Association (the “Articles”) of the Company; (b) no such declaration has been delivered during the period of 14 days since the service of the notice; and (c) the Company has given a further notice to the registered holder in accordance with the Articles.

Under the Companies Act, any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company equal to, or in excess of, 3% or a non-material interest equal to, or in excess of, 10% comes under an obligation to disclose prescribed particulars to the Company in respect of those ordinary shares. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or, where, above that level, the percentage (expressed in whole numbers) of the Company’s voting share capital in which a person has a notifiable interest, increases or decreases.

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Additional Information for Shareholders

As detailed on page 39, at the date of this Report the Company holds three notifications of interests amounting to 3% or more in the issued share capital of the Company in accordance with sections 198 to 208 of the Companies Act. The table below details notifications of interests, in accordance with the Companies Act, from 1 January 2000 to 3 March 2003.

Notifications of Share Interests

Date of notification	Interested party	Number of shares in which there is an interest (in millions)	Interest in issued share capital (in %)

2000
24 February	Capital Group of Companies, Inc	98.0	Increase to 4.9
25 February	Prudential Corporation plc	55.3	Decrease to 2.7
24 March	Capital Group of Companies, Inc	101.5	Increase to 5.0
16 August	Capital Group of Companies, Inc	101.3	Decrease to 4.9
28 September	Capital Group of Companies, Inc	81.1	Decrease to 3.9
6 October	Capital Group of Companies, Inc	61.0	Decrease to 3.0	*
2001
There were no notifications in the year.
2002
18 June	Legal &General Investment Management	61.7	Increase to 3.0
12 July	Barclays PLC	63.3	Increase to 3.1
19 November	Barclays PLC	60.6	Decrease to 2.9
2003
13 February	Barclays PLC	61.8	Increase to 3.0
27 February	Franklin Resources, Inc.	62.3	Increase to 3.0

*This interest was below 3% at 31December 2000, due to the increase in issued share capital between 6 October and 31December 2000.

Exchange Rates

The table below details for the stated periods the average or the high and low Noon Buying Rates (i.e. the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York) for pounds sterling expressed in US dollars per £1.00:

Exchange Rates

Financial Year (a)		High	Low	Average (b)
		US$	US$

1998		–	–	1.66
1999		–	–	1.62
2000		–	–	1.51
2001		–	–	1.44
2002	September	1.57	1.53	–
	October	1.57	1.54	–
	November	1.59	1.54	–
	December	1.61	1.56	–
	Full year	–	–	1.51
2003	January	1.65	1.60	–
	February	1.65	1.57	–
	March (to 3 March)	1.58	1.58	–

(a) The Company’s financial year ends on the Sunday nearest to 31 December. Prior to 1999, the financial year ended on the Saturday nearest to 31 December.
(b) Calculated by using the average of the exchange rates on the last day of each month during the period.

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On 27 December 2002, the last dealing day of the Company’s financial year, the Noon Buying Rate for the pound sterling was £1.00 = US$1.6022. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Company’s ordinary shares listed on the London Stock Exchange and, as a result, are likely to affect the market price of the ADRs in the US. Such fluctuations will also affect the US dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends paid in pounds sterling on the ordinary shares represented by the ADRs.

Taxation

This discussion of UK, Australian and US tax law considerations is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ownership of ordinary shares or ADRs. The summary of UK, Australian and US tax laws set out below is based: (i) on the laws in force as at 29 December 2002, and is subject to any changes in UK, Australian or US law, in any double taxation convention between the US and the UK or in UK Inland Revenue practice, occurring after 29 December 2002; and (ii) in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and holders of ordinary shares or ADRs are advised to satisfy themselves as to the overall tax consequences of their ownership of ordinary shares or ADRs and the ordinary shares represented thereby, by consulting their own tax advisors. This summary does not deal with the UK tax consequences to a US resident shareholder (as defined on page 138) that is resident, or in the case of an individual resident, ordinarily resident, for UK tax purposes in the UK or that carries on business in the UK through a branch or agency.

On 24 July 2001, the US and the UK signed a new double taxation convention (the “New Convention”) that, if ratified, would replace the double taxation convention currently in force. The New Convention would make a number of important changes. In particular, under the New Convention, US resident shareholders would no longer be entitled to claim the tax credit from the UK Inland Revenue, and there would no longer be a notional withholding tax. Thus, as the UK does not otherwise impose withholding tax on dividends paid to US resident shareholders, US resident shareholders would include in income only the dividends received and would not have the benefit of any United States foreign tax credits with respect to such dividends. The New Convention would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New Convention is ratified. Other provisions of the New Convention would take effect on certain other dates after ratification. If the New Convention is ratified, the rules of the Income Tax Convention would remain in effect until the effective dates described above. However, a US resident shareholder would be entitled to elect to have the Income Tax Convention apply in its entirety for a period of twelve months after the effective dates of the New Convention.

In January 2003, President Bush announced a proposed change in US tax law (the “Proposal”) that would exempt from US tax certain dividends received by non-corporate US residents from US corporations that had paid US corporate income tax. Based on statements of the US Treasury Department on 20 January and 7 February 2003, the Proposal would also exempt from US tax certain dividends received by non-corporate US residents from a non-US corporation, such as the Company, but only to the extent such dividends reflect dividends that the non-US corporation itself had received from US corporations (including subsidiaries) that had paid US corporate income tax.

There can be no assurance of when, if at all, the New Convention might be ratified or when, if at all, or in what form, the Proposal might become law.

For the purpose of the current US-UK double taxation conventions and for the purposes of the US Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”), discussed below, the holders of ADRs should be treated as the owners of the underlying ordinary shares that are evidenced by such ADRs.

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Additional Information for Shareholders

Taxation of Dividends

UK Residents
An individual shareholder resident in the UK is treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid and the tax credit attaching to the dividend. The tax credit is equal to one-ninth of the dividend and may be credited against the shareholder’s UK income tax liability. The tax credit is sufficient to satisfy the lower or basic rate income tax liability in respect of the dividend, but further income tax at the higher rate may be payable depending on the shareholder’s personal circumstances. Where ordinary shares are held in Personal Equity Plans and Individual Savings Accounts, the tax credit on dividends received into such accounts before 6 April 2004 will generally be repayable.

Australian Residents
An individual shareholder, resident in Australia for tax purposes, will be assessable to income tax on the sum of the dividend received and the UK tax credit. A foreign tax credit is available in Australia for the lesser of the Australian tax payable on the gross dividend or the equivalent of the UK tax credit. Thus, an Australian resident shareholder receiving a dividend of AUD90, will be treated as receiving taxable income of AUD100, being the sum of the AUD90 dividend and an AUD10 UK tax credit. A foreign tax credit of up to the UK tax credit of AUD10 will then be available to be offset against the Australian resident’s liability to tax. No refund of UK tax will be available.

An Australian tax resident non-individual shareholder will be assessable to income tax on the amount of the dividend received.

The above comments are intended as a general guide only and are based on current legislation and Australian Taxation Office practice. These comments apply to shareholders who are resident in Australia for tax purposes and who hold their ordinary shares as a capital investment. References to “non-individual shareholders” are references to shareholders that are not natural persons and that own less than 10% of the issued share capital of the Company. It is assumed that Australian resident shareholders do not have a permanent establishment or fixed base in the UK.

US Residents
US resident shareholders will be treated as receiving dividend income equal to the sum of the dividend and the tax credit, reduced by UK withholding tax at 10% which will be available as a foreign tax credit subject to the provisions of the Code. Thus, a US resident shareholder receiving a dividend of £90 will be treated as receiving taxable income of £100 less UK withholding tax of £10. No refund of UK tax will be available.

The gross dividend (the sum of the dividend paid by the Company plus the related UK tax credit) payable to a holder who is a US citizen or a US resident (as defined below) will generally be treated as foreign source dividend income for US Federal Income Tax purposes. The amount of any cash distribution paid in pounds sterling, including UK taxes withheld therefrom, will be the US dollar value of the pounds sterling payment on the date of receipt by the US holder (or, in the case of ADRs, by the Depositary), regardless of whether the payment is converted into US dollars. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary US source income or loss. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations under Section 243 of the Code.

Special rules apply for the purposes of determining the dividend paid and foreign tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company.

As used herein, the term “US resident” includes an individual resident in the US for purposes of US tax, a US corporation and a foreign corporation or non-resident alien individual engaged

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in the conduct of a trade or business within the US with which a dividend or gain, as the case may be, on the ADRs or ordinary shares is effectively connected.

Capital Gains

UK Capital Gains Tax
The values at 31 March 1982 for the purposes of UK capital gains tax adjusted to reflect the two for one share split in 1999 were:
Ordinary Shares of 12.5p each      49.25p         77.535p*

*77.535p is the adjusted price for shareholders who subscribed for their full entitlements under the rights issues in October 1993 and February 1995.

Taxation of Capital Gains for US Residents
Holders of ADRs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK, will not be subject to UK taxation on capital gains realised on the disposal of their ADRs or ordinary shares, unless the ADRs or ordinary shares are used or held for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency.

A holder of ADRs or ordinary shares who is a US citizen or a US resident (as defined above) will generally recognise gain or loss for US federal income tax purposes on the sale or other disposition of ADRs or ordinary shares in an amount equal to the difference between the US dollar value of the amount realised and the holder’s tax basis in the ADRs or ordinary shares. Such gain or loss will be capital gain or loss if the ADRs or ordinary shares are held as capital assets, and will generally be long-term capital gain or loss if the ADRs or ordinary shares were held for more than one year. Any such gain or loss will generally be US source gain or loss.

Long-term capital gains of individuals, under certain circumstances, are taxed at preferential rates. Generally, individuals will be taxed on net capital gains on assets held for more than one year at a maximum rate of 20%.

Estate and Gift Tax

The current Estate and Gift Tax Convention between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADRs where the shareholder or holder of the ADRs making the transfer is domiciled, for the purposes of the Convention, in the US. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, Inheritance Tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other gratuitous transaction by an individual (in general within seven years of death) or on the death of an individual. In the unusual case where ordinary shares or ADRs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.

Stamp Duty

No stamp duty or stamp duty reserve tax (“SDRT”) will be payable in the UK on the purchase or transfer of an ADR, provided that the ADR (and any separate instrument or written agreement of transfer) remains at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person.

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Additional Information for Shareholders

Stamp Duty continued

A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner (including the transfer of underlying ordinary shares from the Depositary to an ADR holder) under which no beneficial interest passes is subject to stamp duty at the fixed rate of £5.00 per instrument of transfer.

Close Company Status

So far as the Directors are aware the close company provisions of the Income and Corporation Taxes Act 1988 do not apply to the Company and there has been no change in that position since the end of the financial year.

Risk Factors

Investors in the Company should carefully consider the risk factors described below. The Company’s business, financial condition, results of operations or stock price could be materially adversely affected by any or all of these risks, or by other risks that the Company presently cannot identify.

The information set forth under the headings “Treasury Risk Management”, “Liquidity Risk”, “Interest Rate Risk”, “Currency Risk”, “Commodity Risk” and “Credit Risk” on pages 32 to 34 is incorporated herein by reference.

Dependence on Business Partners
A significant part of the Group’s business is conducted through licensing arrangements, notably with bottlers of its beverages products in the USA. In certain countries, such as Canada and the UK there is also a greater concentration of its customer base, generally due to the consolidation of retail trade in such countries. Changes in bottling arrangements, such as the termination of certain 7 UP licenses in 2002 in the US, or pricing pressures from customers in such countries, could adversely impact the Group’s sales or margins in particular market segments for a period of time.

Acquisitions
The Group has completed a number of significant acquisitions during recent years and has agreed to acquire the Adams confectionery business which will extend its geographical reach, particularly in the Americas. While various forms of warranties and indemnities exist with respect to such acquisitions, there can be no assurance that the Group has anticipated all problems of these businesses or that all losses associated with these recently acquired businesses may come to light prior to the expiration of such warranty and indemnity protections. Furthermore, on the assumption that the acquisition of Adams is completed, significant one-off integration costs will be incurred in 2003 and 2004. Major unforeseen difficulties in the integration process, or the incurrence of significant additional costs associated with the integration process, could reduce the Group’s earnings, which could adversely affect the market price of the Company’s shares.

Competition and Demand
Both the beverages and confectionery industries are competitive. In its major markets, the Group competes with other multinational corporations that have significant financial resources to respond to and develop the markets in which both they and the Group operate. These resources may be applied to change areas of focus or to increase investments in marketing or new products. This could cause the Group’s sales or margins to decrease in these markets. Furthermore, consumer tastes are susceptible to change. If the Group is unable to respond to rapid changes in consumer preferences, the Group’s sales or margins in individual markets could be materially adversely affected.

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Information Technology
The Group depends on accurate, timely information and numerical data from key software applications to enable day-to-day decision making. The Group is currently engaged in the development of PROBE, a major enterprise-wide system which will continue to be implemented progressively throughout the world in the next few years. During 2002, while the majority of the system worked well, there were start-up problems with the logistics and distribution modules that severely impacted the ability of the Asia Pacific business to deliver products at the start of the key summer selling season. It is estimated that the combination of lost revenues and increased costs was around £10 million, all of which fell in the last quarter of the year. The problems are now resolved and 2003 has started well. Any disruption caused by a failure of PROBE or similar applications, of underlying equipment or of communication networks, for whatever reason, could delay such day-to-day decisions or cause the Group material financial losses.

Manufacturing
The Group’s manufacturing facilities could be disrupted for reasons beyond the Group’s control. These disruptions may include extremes of weather, fire, supplies of materials or services, system failures, workforce actions or environmental issues. Even though the Group takes measures to limit these risks and any financial consequences, any significant manufacturing disruptions could adversely affect the Group’s ability to make and sell products, which could cause the Group’s revenues to decline.

Currency Fluctuations
The Group operates in many different countries and thus is subject to currency fluctuations, both in terms of its trading activities and the translation of its financial statements; furthermore, approximately 60% of its operating profits are now derived from the Americas. During 2002, the impact of exchange rate movements on the Group was adverse and therefore turnover and operating profit were £179 million, and £34 million lower respectively, than would have been the case had the exchange rates prevailing during 2001 been applied. While the Group uses short-term hedging for trading activities, the Company does not believe that it is appropriate or practicable to hedge long-term translation exposure. The Group does, however, seek some mitigation of such translation exposure by relating the currencies of trading cash flows to those of its debt by using broadly similar interest cover ratios. If the Group experiences significant currency fluctuations or is unable effectively to use similar interest cover ratios, then the Group’s financial condition could be adversely affected.

Raw Materials
The Group’s profitability depends to some extent upon the purchase of raw materials from around the world, which exposes the Group to price and supply fluctuation. Key items such as cocoa, milk, sugar and packaging materials are subject to potentially significant fluctuations in price and availability. While the Group takes measures to protect itself against the short-term impact of these fluctuations, there is no assurance that in the long-term any increase in costs can be recovered from customers. A failure to recover these costs from customers could decrease the Group’s profitability.

Contamination
Despite safety measures adopted by the Group, the Group’s products could become contaminated. The Group uses many ingredients in manufacturing beverages and confectionery, which increases the risk of contamination, either accidental or malicious. While the Company believes that these incidents are generally localised, any contamination could be expensive to remediate, cause delays in manufacturing and adversely affect the Group’s reputation and financial condition.

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Additional Information for Shareholders

Retirement Benefits
The Group has various retirement benefit schemes which are funded via investments in equities, bonds and other external assets and the liabilities for which reflect the latest salary levels. The values of such assets are dependent on, among other things, the performance of the equity and debt markets, which are volatile. Any shortfall in the Group’s funding obligations may require significant additional funding from the employing entities.

Governmental Actions
Given the multinational nature of its business, the Group is subject to substantial government regulation which may change dramatically as a result of political, economic or social events. Such changes may be wide-ranging and cover cross-border trading, taxation, employment practices, environment, health and safety issues. The effects of such changes are uncertain. If the Group was unprepared to handle or could not adequately prepare for any such changes, the Group’s businesses could suffer.

Banking Credit
In its financing activities, the Group deals with many banks and financial institutions and thus is exposed to a risk of loss in the event of non-performance by the counterparties to financial instruments. While the Group seeks to limit such risk by dealing only with counterparties which have high credit ratings, the Group cannot give assurances that counterparties will fulfil their obligations, failure of which could materially affect the Group’s financial position.

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Glossary

Terms used in this Annual Report	US equivalent or brief description

Allotted	Issued
Associated undertaking	Generally a 20%-50% owned investee
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank	Cash
Creditors	Accounts payable/payables
Creditors: Amounts falling due after more than one year	Long-term liabilities
Creditors: Amounts falling due within one year	Current liabilities
Debtors	Accounts receivable/receivables
Fair values	Current values
Finance lease	Capital lease
Financial year	Fiscal year
Freehold	Ownership with absolute rights in perpetuity
Freehold land	Land owned
Gearing	Leverage
Group, or consolidated accounts	Consolidated financial statements
Interest receivable	Interest income
Interest payable	Interest expense
Loan capital	Long-term debt
Net asset value	Book value
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account (reserve)	Retained earnings
Profit and loss account	Income statement
Profit attributable to ordinary shareholders	Net income
Reconciliation of movements in shareholders’ funds	Statement of changes in stockholders’ equity
Reserves	Stockholders’ equity other than capital stock
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share option	Stock option
Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Shareholders’ funds	Stockholders’ equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues (or sales)

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Cross reference to Form 20-F

The information in this document that is referred to below shall be deemed to be part of the annual report on Form 20-F for 2002 and is therefore filed with the Securities and Exchange Commission in the US for all purposes and is the only information that is intended to be so filed or incorporated by reference into any filing by the Company under applicable US securities laws. References below to major headings include all information under such major headings, including subheadings. References to subheadings include only information contained under such subheadings.

Item		Page

1	Identity of Directors, Senior Management and Advisors
	Not applicable	–

2	Offer Statistics and Expected Timetable
	Not applicable	–

3	Key Information
	Selected Financial Data	60-66; 132-133; 136-137
	Risk Factors	140-142

4	Information on the Company
	History and development of the Company	2-4; 17; 22; 148; (a	)
	Business overview	2-11; 15; 22-23; 145
	Organisational structure	112-113; (a	)
	Property, plants and equipment	8-9; 17; 29-32

5	Operating and Financial Review and Prospects
	Operating Results	14-34
	Liquidity and capital resources	28-34
	Research and development	9
	Trend information	14-31

6	Directors, Senior Management and Employees
	Directors and senior management	36-37
	Compensation	45-58
	Board practices	38-45
	Employees	7
	Share ownership	55-58

7	Major Shareholders and Related Party Transactions
	Major shareholders	39; 134; 136
	Related party transactions	57-58; (a	)

8	Financial Information
	Consolidated statements and other financial information	68-129
	Significant changes	(a	)

9	The Offer and Listing
	History of stock price	133-135
	Markets	133-135

10	Additional Information
	Memorandum and Articles of Association	(a	)
	Material contracts	(a	)
	Exchange controls	135
	Taxation	137-140
	Documents on display	(a	)

11	Quantitative and Qualitative Disclosure About Market Risk	32-34

12	Description of Securities Other Than Equity Securities
	Not applicable	–

13	Defaults, Dividend Arrearages and Delinquencies
	None	–

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Item		Page

14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	None	–

15	[Reserved]

16	[Reserved]

17	Financial Statements
	Not applicable	–

18	Financial Statements
	Statement of Directors’ responsibilities in relation to Financial Statements	68
	Auditors’ Report	68-69
	Group Profit and Loss Account	70
	Recognised Gains and Losses	71
	Reconciliation of Movements in Shareholders’ Funds	71
	Balance Sheets	72
	Group Cash Flow Statement	73
	Geographical Analysis	74-75
	Notes to the Financial Statements	76-129

19	Exhibits	(a	)

(a) All or a portion of the information required by this Item is set forth in, and incorporated by reference from, the Form 20-F of Cadbury Schweppes plc, which will be filed with the United States Securities and Exchange Commission in April 2003.

The Noon Buying Rate on 3 March 2003 was £1=US$1.58.

Forward Looking Statements

Forward looking statements, within the meaning of Section 21E of the US Securities Exchange Act of 1934, are made throughout this Report, including in the Operating and Financial Review, the Report of the Directors, Report on Directors’ Remuneration and Additional Information for Shareholders – Risk Factors. Forward looking statements are based on management’s current views and assumptions, and involve risks and uncertainties that could significantly affect expected results. For example, results may be affected by external factors such as: international economic and political conditions (including worsening economic conditions in countries in which the Group has operations); currency rate fluctuations; actions of competitors, certain of which have resources greater than the Group; changes in laws and regulations, including changes in accounting standards; fluctuations in the cost of funding retirement benefits; difficulties in obtaining governmental approval for intended acquisitions or disposals; distributor and licensee relationships and actions; consumer demand and acceptance of new products; effectiveness of spending and marketing programmes; fluctuations in the cost and availability of raw materials; and unusual weather patterns.

Comparative Statements

In this Report, the Company makes certain statements with respect to its market position, or its products or brands market position, in comparison to third parties. These statements are based on independent sources, such as Euromonitor. These statements are accurate to the best of the knowledge and belief of the Company.

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Index

7 UP 3, 4, 18, 23

A	A&W 3, 23
Accounting convention 76,
Accounting Policies 28, 76, 78, 80
Accounting Policy Changes 27, 28
(US) Accounting Principles Board (APB) 125, 127
Acquisitions 15, 16, 18, 21, 22, 38, 62, 73, 91, 96, 106, 108, 122, 128, 140,
Adams 4, 5, 16, 17, 29, 30, 31, 46, 102, 107, 140
Advance Payments in Beverage Market 26
Africa, India and Middle East 4, 7, 15, 17, 19, 20-22, 25, 60, 74, 75, 89,
Allan 4
Amalgamated Beverage Industries Ltd (ABI) 28, 31, 81,
American Depositary Receipt (ADR) 66, 124, 125, 126, 132, 133, 134, 139, 140,
American Depositary Shares (ADS) 126, 127, 133,
Americas 2, 4, 7, 8, 15, 17, 19, 21, 22, 24, 25, 46, 60, 74, 75, 112, 140,
Americas Beverages 4
Americas Confectionery 2, 4, 7, 15, 17, 19, 21, 22, 24, 25, 60, 74, 75,
Annual General Meeting 29, 38, 39, 42, 45, 47, 50, 132,
Annual Incentive Plan 46, 47, 52,
Apollinaris 3, 5, 16, 31, 107, 112
Apollinaris & Schweppes 3, 5, 16, 31, 107, 112
Argentina 4, 5, 19, 24, 112,
Arthur Andersen 43,
Articles of Association 38, 51,
Asia Pacific 2, 4, 7, 15, 17, 19, 20, 21, 22, 25, 30, 60, 74, 75, 114, 115,
Associates 70, 123,
Audit Committee 41, 44,
Auditors 43, 44, 68, 69, 82,
Australia 2, 4, 5, 6, 8, 9, 10, 19, 20, 21, 22, 25, 75, 81, 93, 101, 102, 108, 113, 114, 115, 116, 118, 138,

B	Balance Sheets 62, 68, 72,
Barratt 3
Bassett 3
Bazooka 4
Beldent 4
Benelux 16, 106
Big Apple 3
Bim Bim 4, 113
Birlik 5
Board Committees 40
Board of Directors 32, 38, 40, 44, 101, 132, 135
Bonus Share Retention Plan (BSRP) 46, 47 51, 52, 55, 88, 118
Borrowing facilities 30, 100
Borrowings 30, 72, 73, 97, 98, 99, 100
Brands 7, 26, 112
Brau und Brunnen 5
Breakaway 25
Bromor 4, 25, 113
Business Review 38
Butterkist 3

C	Cadbury Egypt 21, 29, 108, 113
Cadbury India 4, 5, 16, 25, 29, 31, 107, 113
Cadbury Ltd 112
Cadbury Nigeria 16, 28, 107, 112
Cadbury Schweppes (South Africa) 109
Cadbury Schweppes Employee Trust 88, 118
Cadbury Stani 5, 112
Cadbury Trebor Bassett 17, 19, 24, 112
Cadbury Wedel 19, 112
Camelot Group plc 16, 22, 28, 31, 37, 80, 81, 83, 88, 89, 112
Canada 3, 4, 19, 22, 24, 55, 56, 57, 83, 93, 112, 114, 115, 116, 118
Canada Dry 3
Capital and Reserves 72, 105, 106
Capital expenditure 17, 22, 30, 62, 73
Capital Structure and Resources 29, 30
Capitalised Development Costs 27
Carteret 21, 83, 108
Cash Flow 14, 31, 32, 62, 73, 111, 122
CBI Prompt Payers Code 40
Chairman’s Statement 38
Champomy 5
Chief Executive Officer’s Committee 41
Chief Executive Officer’s Review 38
China 4, 6, 19, 20, 25, 113
Clamato 3, 18, 23
Close Company 140
Coca-Cola & Schweppes Beverages 36
Cocoa Accounting 26
Code of Best Practice 40
Combined Code 40, 42, 44, 45, 68
Committees 8, 43
Commodity Risk 34, 140
Commonwealth Games 19
Community Involvement 39
Competition 6, 140
Consignia 89
Contamination 141
Continental Europe 3, 4, 5, 6, 8
Contingent Liabilities 111
Corporate and Social Responsibility 10, 39, 41
Corporate and Social Responsibility Committee
10, 41
Corporate Environmental Policy 10
Corporate Governance 40, 42, 43
Country Time 3
Credit Risk 34, 111, 140
Creditors 72, 91, 107, 108, 109, 111, 143
Critical Accounting Policies 26
Cross reference to Form 20-F 144,
Crystal Light 3
Cumulative Guaranteed Quarterly Income Preferred Securities 134
Currency 32, 33, 102, 103, 104, 111, 140, 141
Currency Fluctuations 141
Currency Risk 32, 140
Current Assets 62, 72
Current Liabilities 72
Customers 10

D	Dairy Milk 3
Dandy 3, 5, 16, 19, 31, 82, 106, 107, 112
Debtors 72, 90, 107, 108, 109, 111, 143
Deferred taxation 120, 124, 125
Deloitte & Touche 43, 69, 82
Denmark 3, 5, 16, 19, 106, 112
Dependence on Business Partners 140
Depreciation 75, 78, 79, 82, 86, 87, 111, 121, 124
Derivatives 101, 102, 103, 104, 124, 125
Description of Business 2, 4, 7, 8, 38, 39, 40, 83
Directors 10, 36, 38-58, 68, 69, 72, 78, 83, 93, 104, 114, 115, 117, 118, 121, 132, 140, 143,
Disposals 16, 21, 22, 73, 85, 86, 88, 91, 122
Diversity 8
Dividend 64, 118, 132, 133, 144
Dividends 29, 38, 60, 64, 66, 70, 71, 73, 84, 88, 106, 122, 125, 132, 138
dnL 18
Dr Pepper 3, 18, 23, 36, 57, 79, 112, 140
Dr Pepper/Seven Up (DPSU) 3, 4, 6, 36, 57, 79, 112, 140
Dr Pepper/Seven Up Bottling Group (DPSUBG) 3, 6, 28, 57, 79, 88, 89, 109, 112
Dream 25
Dulciora 3, 112

E	Earnings per share (EPS) 2, 14, 33, 48, 49, 64, 77, 85, 124 Eclairs 3 Egypt 4, 20, 25, 113 EITF 27, 76, 128, 129
EMEA Confectionery 4
Employee Trust 14, 29, 31, 62, 73, 118, 122, 123, 125
Employees 7, 8, 39, 45, 83, 106, 115, 117, 118, 144
Enquiries 148
Environment 10, 40
Equity Securities 144
Ethical Trading 10
Euro 15, 21, 23, 101, 102, 103, 111
Europe Beverages 2, 3, 4, 6, 7, 15, 17, 18, 21, 22, 23, 24, 60, 74, 75, 89
Europe Confectionery 2, 3, 7, 15, 17, 19, 21, 22, 24, 60, 74, 75
European Union 10
Européenne D’Embouteillage SNC 89, 112
Exceptional items 60
Exchange controls 144
Exchange rates 15, 17, 18, 19, 20, 21, 22, 23, 24, 25, 33, 103, 111, 134, 136, 141

F	FIN 45 128, 129
FIN 46 129
Finance leases 83
Financial Calendar 132
Financial instruments 80
Financial Ratios 64
Financial Reporting Standard 27
Financial Services Authority 45, 68
Financial year 76, 132, 133, 143
Fixed Assets 72, 75, 86
Foreign currencies 77
Form 20-F 42, 68, 69, 133, 144, 145, 148
Forward looking statements 145
France 2, 3, 6, 16, 18, 19, 23, 24, 48, 75, 82, 108, 112, 113, 115, 117, 118
FRS 1 28, 60, 62, 64, 79, 80, 93, 94, 95, 101, 120, 122
FRS 15 79
FRS 16 28
FRS 17 80, 93, 94, 95
FRS 18 28
FRS 19 28, 60, 62, 64, 120
FRS 5 99, 123
FTSE 50
Fuzzy Peach 4

G	Gatorade 4
Gearing 30, 64, 143
German 16, 36, 107
Germany 3, 5, 48, 112,
Ghana 113
Gini 3
Global Invest Direct 133
Glossary 143
Goodwill 14, 15, 21, 60, 70, 71, 79, 81, 85, 86, 89, 107, 108, 109, 111, 119, 125
Government Regulations 11
Grant-Lydick 6, 109
GRASP 10
Great Britain 112, 113
Group Cash Flow Statement 68, 73, 145
Group Companies 28, 83, 112
Group Development 4, 36
Group Financial Record 60, 62
Group Profit and Loss Account 68, 70, 80, 94, 145
Group Risk and Safety Programme 10
Group Secretary 36, 37, 41, 44, 45, 132, 148
Gumlink 89, 112

H	Hawaiian Punch 3, 18, 23 Hazelnut Dream 25 Health and Safety 10 Heppinger 3 Heroes 3 Hollywood 3, 6, 16, 24, 31, 82, 83, 108 Human Rights 10

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Index

I	India 2, 4, 7, 15, 20, 21, 22, 25, 60, 74, 75, 89, 113
Indonesia 4, 16, 31, 81, 113
Information Technology 141
Intangible assets 72, 119
Intangible Assets 85, 86, 119, 127
Interest 28, 30, 32, 33, 39, 64, 70, 73, 83, 94, 95, 96, 99, 101, 103, 104, 119, 122, 123, 124, 125, 129, 136, 140, 143
Interest cover 64
Interest Rate Risk 32, 103, 140
Internal Control 43, 44
Investments 72, 85, 86, 88, 113
Ireland 9, 24, 93, 112, 113, 115, 116, 117

J	Jaret 19, 24, 112 JPMorgan Chase Bank 133

K	Kent 4, 5, 16, 20, 29, 31, 107, 113 Kiss Cool 6 Krema 6

L	La Casera 3, 5, 16, 18, 21, 22, 24, 31, 30, 82, 83, 108
La Pie Qui Chante 3
La Vosgienne 6
Learning and Development 7
Leases 30, 87, 127
Leasing Commitments 109, 110
Legal Proceedings 38
LIBOR 101, 103
Lion Nathan 6, 16, 25, 31, 82, 83, 109
Liquid resources 33, 80, 97, 103
Liquidity Risk 32, 140
London Stock Exchange 133, 134, 137
Long Term Incentive Plan (LTIP) 46, 47, 48, 51, 52, 53, 55, 88, 118, 121, 124
Lottery 88, 89

M	MacRobertson 4
Major Restructuring Costs 16, 22, 77
Malabar 6
Malaysia 4, 113
Managing for Value 2, 7, 14, 46
Mantecol 4, 5, 21, 24, 108
Manufacturing 83, 141
Marketing and Capital Expenditure 17, 22
Mauna La’i 6, 31, 108
Maynards 3
Memorandum and Articles of Association 135, 144
Mexico 2, 3, 4, 5, 18, 112, 115
Minority Interests 29, 72, 106
Mistic 3, 6, 112
Mother Earth 16, 21, 82, 108
Mountain Dew 4

N	Nantucket 3, 5, 16, 31, 82, 107, 112
Netherlands 3, 112, 113, 115, 117
New York Stock Exchange 106, 133, 134
New Zealand 4, 19, 20, 21, 25, 101, 102, 108, 113, 114, 115, 116, 118
Nigeria 16, 31, 112
Nomination Committee 42
North America 2, 3, 5, 7, 15, 17, 18, 21, 22, 23, 24, 30, 36, 45, 60, 74, 75, 89, 108
North America Beverages 2, 3, 7, 15, 17, 18, 20, 21, 22, 23, 60, 74, 75, 89

O	Oasis 3, 23
Ocean Spray 5
Operating and Financial Review 14, 16, 18, 20, 22, 24, 26, 28, 30, 32, 38, 102, 144
Operating companies 112, 113
Orangina 3, 5, 16, 18, 21, 22, 24, 31, 82, 83, 108, 112, 126
Orangina Pampryl 21, 31, 108, 112, 126

P	Pakistan 4, 113 Pampryl 3, 5, 126
Pascall 4, 20
Pension(s) 8, 27, 28, 49, 51, 54, 80, 93, 94, 96, 115, 116, 121, 124, 125, 143
Pepsi 4
PerCent Club 39
Pernod Ricard 5, 21, 31, 48, 108, 126
Peter Paul 4
Pfizer Inc 5, 16, 30, 107
Piasten 112
Picnic 3
Poland 3, 4, 19, 24, 112
Poli 6
Portugal 3, 112, 115, 117, 118
Poulain 3
Principal Activities 38
PROBE 17, 20, 22, 25, 27, 31, 141
Profit before tax 89
Profit Retained 60, 70
Properties 8, 9
Property 94, 95, 110, 125, 143, 144
Puerto Rico 3
Purpose and Values 43

Q	Qualifying Employee Share Ownership Trust (QUEST) 57, 118

R	Raw Materials 10, 90, 141
RC Cola International 22, 81
Reading Scientific Services Ltd 9, 112
ReaLemon/ReaLime 22, 31, 83
Recognised Gains and Losses 68, 71, 145
Red Fusion 18
Red Tulip 4
Refremex Inc. 5
Registered Office 132
Registrars 132, 148
Remuneration Committee 42, 45, 46, 47, 49, 52, 58
Remuneration Policy 46
Report of the Directors 36, 145
Research and Development (R&D) 9, 77, 82
Reserves 106, 143
Restructuring costs 21, 123, 124
Revolving Credit Facilities 100
Risk Factors 140, 144, 145
Risk Management 44, 45
Roses 3
Royal Crown (RC) Cola International 5
Russia 3, 16, 19, 24, 106, 112

S	Schweppes Cottee’s 4, 6, 25
Schweppes Zimbabwe Ltd 22, 81
Securities and Exchange Commission (SEC) 133, 145
Senior Independent Non-Executive Director 37, 40, 42
Serbia 22, 81
Service Contracts 49, 50, 52
SFAS 123 125, 128
SFAS 133 26, 120, 124, 125
SFAS 141 126, 128
SFAS 142 119, 126, 128
SFAS 143 127
SFAS 145 127
SFAS 146 128
SFAS 147 128
SFAS 148 128
SFAS 95 122
Share Capital 39, 105
Share of Operating Profit in Associates 28
Share options 85
Share Plans 53, 114, 116, 118
Sharps 3, 4
Slush Puppie 5, 21, 108
Snapple 3, 4, 5, 6, 16, 18, 22, 23, 31, 32, 81, 82, 83, 99, 108, 109, 112, 127
Snapple Beverage Group 3, 4, 5, 6, 22, 81, 99, 108, 127
Solo 4
South Africa 4, 5, 6, 10, 15, 21, 25, 31, 81, 93, 109, 111, 113
Spain 2, 3, 5, 9, 16, 17, 18, 19, 23, 24, 82, 112, 115, 117, 118
Sportlife 4, 6
Spring Valley 4, 5, 21, 22, 83, 108
Squirt 3, 5, 16, 18, 31, 106
SSAP 20 102
SSAP 24 28
Stamp Duty 139, 140
Stani 4
Stock(s) 34, 55, 56, 57, 72, 78, 90, 107, 108, 109, 111, 114, 115, 116, 118, 125, 128, 134, 143
Strategy 2, 36
Subsidiary undertakings 30, 71, 111
Sugar 34, 36
Summary Financial Statement 38
Summary of Significant UK GAAP to US GAAP
Differences 28
Sunkist 3, 4, 23
Suppliers 10, 40

T	Tangible fixed assets 62, 64, 78, 107, 108, 109, 143
Taxation 14, 29, 60, 62, 70, 73, 78, 92, 122, 123, 124, 125, 137, 138, 139, 144
TimeOut 3
Tonigum 6
Total Shareholder Return (TSR) 2, 14, 48, 50
Trademarks 7
Treasury Risk Management 32, 101, 140
Trebor 3, 15, 19, 20, 24, 25, 37, 112, 113
Trebor Bassett 15, 24, 112
Trebor Softmints 3
Trebor Wuxi 25, 113
Triarc 99
TriNa 23
Trinaranjus 3
Trumbull 9
Turkey 4, 5, 10, 20, 113
Turnover 15, 17, 21, 22, 23, 38, 60, 64, 66, 70, 74, 75, 77, 89, 126, 127, 143
U
UK 3, 7, 8, 9, 15, 19, 22, 24, 26, 27, 28, 36, 39, 46, 47, 48, 49, 54, 75, 82, 83, 84, 93, 118-126, 132, 135, 137, 138, 139, 140
UK GAAP 7, 26, 28, 119-124, 126
United Kingdom 68, 69, 112
US 2-6, 9, 15, 19, 21, 24, 37, 47-49, 54-57, 66, 79, 93, 107, 109, 133, 134, 137-139, 143-145
US GAAP 7, 26, 27, 28, 66, 93, 96, 118-127

V	Viking 25

W	Wave 4, 5, 22, 83 Wedel 3, 24 Wuxi Leaf Confectionery 6, 109

Y	Yoo-Hoo 3, 5, 112 York 4, 5, 9, 23, 36, 133, 134, 136

Z	Zambia 81 Zero Coupon Convertible Debentures 98, 99 Zimbabwe 22, 31, 81, 109, 112

Report & Accounts and Form 20-F 2002 Cadbury Schweppes  147

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Enquiries

For enquiries regarding shareholdings that are not appropriate for either the Registrars or the ADR Depositary, please contact the Group Secretary.

For enquiries of a general nature regarding the Company and for Investor Relations enquiries, please contact Investor Relations.

Cadbury Schweppes plc
25 Berkeley Square
London W1J 6HB
UK
Telephone:	020 7409 1313
(44) 20 7409 1313

Copies of the Better Payment Practice Guide can be obtained from the Department of Trade and Industry, DTI Publications Orderline, Admail 528, London SW1W 8YT, telephone 0870 1502500. Alternatively, it can be ordered or downloaded from the DTI website, www.dti.gov.uk/publications.

© Cadbury Schweppes plc 2003

The Company was incorporated in England as a limited company on 6 May 1897, under the name of Schweppes Limited. On 28 March 1969 it changed its name to Cadbury Schweppes Limited and on 27 November 1981, it re-registered as Cadbury Schweppes public limited company. The Company is subject to the laws of England and is domiciled in England.

The Company’s commitment to environmental issues has been reflected in the production and despatch of this Report & Accounts and Form 20-F.

The cover and text paper is Mega matt, manufactured in Germany. Mega matt is a coated paper which has Nordic Swan environmental accreditation. It comprises 50% totally chlorine-free pulps from plantation forests, generally using forest thinnings, offcuts and surplus timber, and 50% recycled and de-inked fibres from pre- and post-consumer waste, without using chlorine in the de-inking process.

The inks, with the exception of the gold metallic ink on the cover, are all soya based. The polywrap in which this Report has been despatched to shareholders is totally degradable.

Designed by Addison
Typeset by Asset Graphics
Printed in England at St Ives Westerham Press

148 Cadbury Schweppes Report & Accounts and Form 20-F 2002

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